UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(7)	☒

Kibun Food Chemifa Co. Ltd.

(Name of Subject Company)

(Translation of Subject Company's Name into English (if applicable))

Japan

(Jurisdiction of Subject Company's Incorporation or Organization)

Kikkoman Corporation

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

J32577108

(CUSIP Number of Class of Securities (if applicable))

Katsumi Amano
Executive Corporate Officer, General Manager of General Affairs Department
Kikkoman Corporation
250 Noda, Noda-shi, Chiba 278-8601, Japan
Phone: +81-4-7123-5111
Fax: +81-4-7123-5200

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

May 30, 2008 (Date of mailing of Convocation Notice)

(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Exhibit
Number

(1) Press release dated March 19, 2008.

(2) Convocation Notice dated May 30, 2008.

(3) Supplement to the Convocation Notice dated May 30, 2008.

Item 2. Informational Legends

The required legend is included on prominent portions of all documents referred to in Item 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(2) N/A

PART III – CONSENT TO SERVICE OF PROCESS

Kikkoman Corporation is submitting to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of this Form CB.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KIKKOMAN CORPORATION

By: /s/ Tadao Kondo
Name: Tadao Kondo
Title: Representative Director
Senior Executive Corporate Officer

Date: May 30, 2008

Exhibit 1

March 19, 2008

For Immediate Release

Company Name: Kikkoman Corporation
Name of Representative: Mitsuo Someya, Representative Director, Senior Executive Corporate Officer
(Stock Code: 2801, First Section of Tokyo Stock Exchange, First Section of the Osaka Securities Exchange)
Direct your queries to: Takaharu Nakamura, Corporate Officer, General Manager, Public Relations & Investor Relations Department
(Tel: +813-5521-5811)

Company Name: Kibun Food Chemifa Co., Ltd.
Name of Representative: Toshihiko Shigeyama, President
(Stock Code: 4065, First Section of Tokyo Stock Exchange)
Direct your queries to: Kazuo Masuda, Executive Officer, Director of Business Planning
(Tel: +813- 3206-0778)

Notification with Respect to the Conclusion of the Share Exchange Agreement

As previously announced in the press releases entitled "Notification with Respect to Kibun Food Chemifa Co., Ltd. becoming a wholly-owned subsidiary of Kikkoman Corporation through Share Exchange" dated February 26, 2008, Kikkoman Corporation ("Kikkoman") and Kibun Food Chemifa Co., Ltd. ("Kibun Food Chemifa") entered into a basic agreement (the "Basic Agreement") on February 26, 2008 to make Kibun Food Chemifa a wholly-owned subsidiary of Kikkoman through a share exchange (the "Share Exchange"). Based on the Basic Agreement, Kikkoman and Kibun Food Chemifa entered into a share exchange agreement (the "Share Exchange Agreement") pursuant to the resolutions made at the respective meetings of the board of directors of both companies held on March 19, 2008. In connection with the foregoing, we would like to provide notice of the following.

The Share Exchange shall become effective as of August 1, 2008, conditional upon approval being obtained at the ordinary general meeting of shareholders of Kibun Food Chemifa scheduled to be held on June 18, 2008. Prior to the effective date of the Share Exchange, shares of Kibun Food Chemifa will be delisted from the Tokyo Stock Exchange as of July 28, 2008.

1. Purpose of Making Kibun Food Chemifa a Wholly-owned Subsidiary of Kikkoman through the Share Exchange

Kikkoman has been developing its business globally in the fields of food and health under the guidance of its management philosophy of "providing high quality food and services". Kikkoman pursues the development and cultivation, tailored to global markets, of its leading brand of Kikkoman soy sauce and other businesses, including Soy Sauce Derivative Products Division (*tsuyu*, *tare* and other processed seasonings), the *Sake* and Wine Division, the health food business, and the bio business.

Kibun Food Chemifa is dedicated to researching, developing and producing products for health and beauty based on using extraction technology on fermented products and on soybeans, seaweed and fish, and has established itself, with its soy milk business at the core, as a leading brand.

As the policies of these companies are complementary, on February 26, 2004, the two companies decided to strengthen their respective beverage operations through cooperation and, since then, Kikkoman and Kibun Food Chemifa have continued to expand their businesses, cooperatively develop new products and increase efficiency by establishing a capital and business alliance relationship and effectively utilizing their mutual management resources. The companies' efforts to strengthen cooperation on a corporate level have been based on improving cooperative activities centered around the Del Monte Division of Kikkoman and the Soy Milk Division of Kibun Food Chemifa - activities which include the cooperative development of chilled beverages and chilled soups, among others. As a result of Kibun Food Chemifa becoming a consolidated subsidiary of Kikkoman as of June 23, 2006, both companies have continued to work towards creating new synergies not just in the beverages business, but also in the new business fields of health foods and bio.

However, in recent years the prices of raw materials for food products and other commodities have continued their steep and the market has become increasingly competitive. Based on the drastically changing nature of the environment surrounding the two companies, Kikkoman decided that, in order to further strengthen the relationship between the two companies and speed up the capital and business alliance which the two companies have built up thus far, Kibun Food Chemifa should become a wholly-owned subsidiary of Kikkoman, to ensure the success of the capital business alliance. Furthermore, Kibun Food Chemifa decided that becoming a wholly-owned subsidiary of Kikkoman is a measure needed to be taken in order to improve corporate value in the drastically changing operating environment.

As described above, the purpose of this transaction is to make Kibun Food Chemifa a wholly-owned subsidiary of Kikkoman, and based on the belief of both companies in the importance of this transaction being conducted promptly and effectively, Kikkoman and Kibun Food Chemifa have decided the form of the transaction will be a share exchange.

After the Share Exchange, as a result of not just taking measures such as unifying management and pursuing cooperative development, but also promoting the functional enhancement of both companies using a structure into which the management resources of both companies can be promptly and effectively invested, Kikkoman and Kibun Food Chemifa intend to continue the steady implementation of growth strategies for the mid-to long term as a group, and improve the corporate value of both companies.

Thereafter, both companies will consider functional enhancements and improvements to efficiency to be made in the following areas:

- the beverages field (R&D, Marketing, Manufacturing, Sales, Distribution)
- the bio and chemical products field (R&D, Marketing, Manufacturing, Sales)
- ancillary operations

【Measures to avoid Conflict of Interest】

One of the seven directors on the board of directors of Kibun Food Chemifa is also the chairman and CEO of Kikkoman. Accordingly, he did not participate in the above-mentioned deliberations and resolutions of Kibun Food Chemifa's board of directors because of potential conflicts of interest in respect of such matters. Furthermore, from the standpoint of avoiding a conflict of interest, one director of Kibun Food Chemifa who is also an executive officer of Kikkoman did not participate in the above-mentioned deliberations and resolutions of Kibun Food Chemifa's board of directors. In addition, from the same standpoint, one of the auditors of Kibun Food Chemifa, who is also a director and outside corporate auditor for Kikkoman, did not participate in the deliberations or express an opinion with respect to the Share Exchange.

Amongst the five directors of Kibun Food Chemifa who participated in the resolutions, one who also acts as an advisor to Kikkoman, and one who is also an employee of Kikkoman, will not execute their duties on behalf of Kikkoman, and are not in positions where they will be able to participate in the Share Exchange at Kikkoman.

【Expectation of Delisting and Reasons】

As a result of the Share Exchange Kikkoman will become the sole parent company of Kibun Food Chemifa on the (scheduled) effective date of August 1, 2008. The common stock of Kibun Food Chemifa, which will become a wholly-owned subsidiary of Kikkoman, will be delisted in accordance with prescribed procedures and pursuant to the delisting standards of the securities listing regulations of the Tokyo Stock Exchange. (The current scheduled date for the delisting of Kibun Food Chemifa's shares is July 28, 2008). After the shares of Kibun Food Chemifa are delisted, such shares will no longer trade on the Tokyo Stock Exchange.

【Reasons to Seek Delisting and Status of Consideration on Alternative Measures】

Although the purpose of the Share Exchange is not to delist the shares of Kibun Food Chemifa, but rather, to improve the corporate value of both Kikkoman and Kibun Food Chemifa by making Kibun Food Chemifa a wholly-owned subsidiary of Kikkoman, as described above, the stock of Kibun Food Chemifa is scheduled to be delisted once the Share Exchange is implemented. However, because the common stock of Kikkoman, which will serve as consideration in the Share Exchange, is listed on the Tokyo Stock Exchange and the Osaka Securities Exchange, even after the Share Exchange the opportunity to trade the common stock of Kikkoman in each market is ensured. Furthermore, because the Share Exchange is being conducted to improve the corporate value of both companies, Kikkoman would like to be able to satisfy the expectations of its shareholders, including those shareholders of Kibun Food Chemifa who will hereafter own shares of common stock of Kikkoman.

Those shareholders of Kibun Food Chemifa who, in accordance with the Share Exchange, become shareholders of Kikkoman holding shares constituting less than one unit (less than 1000 shares), will not be able to sell such shares on the stock market. However, those shareholders who come to hold Kikkoman shares constituting less than one unit may use the Additional Purchase Program (*kaimashi seido*) or the Buy Back Program (*kaitori seido*). For details of the procedures involved in these two programs, please refer to the press release "Notification with Respect to Handling of Shares in accordance with Share Exchange", released separately by Kibun Food Chemifa on the date of this notification.

With respect to the procedures involved in the Share Exchange, to protect the rights of minority shareholders the Company Law stipulates that a shareholder of Kibun Food Chemifa has the right to demand that the shares he or she holds be purchased in accordance with the provisions of Article 785 and 786 of the Company Law. In making a demand under these measures, it is the responsibility of each shareholder to confirm the required procedures and to make the relevant determination of whether to exercise this right.

【Measures to Ensure Fairness】

Because Kikkoman already holds the majority of the shareholder voting rights of Kibun Food Chemifa, as one of the measures taken to guarantee the fairness and appropriateness of the share exchange ratio (the "Share Exchange Ratio") and other conditions of, and procedures involved in, the Share Exchange, Kikkoman appointed KPMG FAS Co., Ltd. ("KPMG FAS"), and Kibun Food Chemifa appointed GCA Savvian Advisors, LLC ("GCAS") as third party appraisers, and requested each company to conduct a calculation of the share exchange ratio in the Share Exchange (the "Share Exchange Ratio Calculation"). Furthermore, Kikkoman appointed Nagashima Ohno & Tsunematsu, and Kibun Food Chemifa appointed Nakamura Tsunoda & Matsumoto as legal advisors, and received legal advice and explanations from such respective legal advisors concerning the conditions and procedures involved in the Share Exchange.

Subsequently, as a result of careful negotiations and discussions between Kikkoman and Kibun Food Chemifa with respect to whether the implementation of the Share Exchange would contribute to the improvement of their respective corporate values, and whether the Share Exchange Ratio and other conditions of the Share Exchange were fair and appropriate to provide the utmost consideration in the interests of the shareholders of each company, the Board of Directors of Kikkoman and the Board of Directors of Kibun Food Chemifa approved the Share Exchange Agreement, which includes the details of the Share Exchange Ratio, at the respective meetings held on the date of this notification.

2. Summary of the Share Exchange

(1) Schedule of the Share Exchange

Execution of the Basic Agreement	Tuesday, February 26, 2008
Meetings of the Boards of Directors of Kikkoman and Kibun Food Chemifa (resolution to approve the Share Exchange)	Wednesday, March 19, 2008
Execution of the Share Exchange Agreement	Wednesday, March 19, 2008
Record date for the Ordinary General Meeting of Shareholders of Kibun Food Chemifa (*)	Monday, March 31, 2008 (scheduled)
Ordinary General Meeting of Shareholders of Kibun Food Chemifa (approval of the Share Exchange) (*)	Wednesday, June 18, 2008 (scheduled)
Date of Determination of Share Exchange Ratio	Thursday, July 17, 2008 (scheduled)
Date of Final Trading of Shares of Kibun Food Chemifa	Friday, July 25, 2008 (scheduled)
Date of Delisting of Shares of Kibun Food Chemifa	Monday, July 28, 2008 (scheduled)
Scheduled Date for the Share Exchange (Effective Date of the Share Exchange)	Friday, August 1, 2008 (scheduled)
Date of Issuance of Shares	Mid September, 2008 (scheduled)

(*) Pursuant to Article 796, Paragraph 3 of the Company Law, Kikkoman plans to implement the Share Exchange through "simplified share exchange" procedures without obtaining approval at its General Meeting of Shareholders.

(2) Share Allocation Ratio

In the Share Exchange, Kikkoman will allocate shares to those shareholders, or beneficial shareholders, whose names are registered or recorded on the final Kibun Food Chemifa shareholders' register, including the beneficial shareholders' register, (the "Shareholders' Register"), excluding Kikkoman, as of the day immediately preceding the effective date of the Share Exchange, and provided that, with respect to shareholders of Kibun Food Chemifa who have exercised their right to demand that the shares they hold be purchased by Kibun Food Chemifa based on the provisions of Article 785 of the Company Law, Kibun Food Chemifa shall be considered to be the registered or recorded shareholder (the "Shareholders"). Shareholders will receive a number of ordinary shares of Kikkoman calculated by multiplying the number of shares of common stock of Kibun Food Chemifa that each Shareholder owns by the Share Exchange Ratio, which has been calculated according to the method described below (such method and system to be referred to as the "Floating Exchange Rate System"):

"Share Exchange Ratio" = ¥1,100/Kikkoman Average Share Price

"Kikkoman Average Share Price" means the volume weighted average prices of Kikkoman common stock traded on the Tokyo Stock Exchange on each of the trading days in the Valuation Period (as defined below).

The "Valuation Period" shall be the 5 trading days between July 10, 2008 and July 16, 2008, inclusive.

(Note 1) Method of Calculation of the Share Exchange Ratio

The Share Exchange Ratio shall be rounded off at the thousandth place.

(Note 2) Number of Shares to be Issued through the Share Exchange

The shares of Kikkoman common stock that Kikkoman will issue through the Share Exchange will be calculated by multiplying the total number of Kibun Food Chemifa shares which are held by the Shareholders, excluding Kikkoman, whose names are registered or recorded on the final Kibun Food Chemifa Shareholders' Register as of the day immediately preceding the effective date of the Share Exchange, by the aforementioned Share Exchange Ratio. On July 31, 2008, Kibun Food Chemifa intends to cancel all of the shares of treasury stock which it owns on that date. Kikkoman intends to issue new shares of common stock when issuing shares through the Share Exchange. Furthermore, if the number of Kikkoman shares which Kikkoman must deliver to a Shareholder through the Share Exchange includes a fraction of less than one share, Kikkoman will, pursuant to Article 234 of the Company Law, pay the relevant Shareholder a cash amount proportionate to the fractional shares attributed to them. For details, please refer to the press release "Notification with Respect to Handling of Shares in accordance with Share Exchange", released separately by Kibun Food Chemifa on the date of this notification.

(3) Background of Adoption of Method of Floating Exchange Rate System

Because one unit of Kibun Food Chemifa shares consists of 100 shares and one unit of Kikkoman shares consists of 1,000 shares, it has been assumed that a considerable number of Kibun Food Chemifa shareholders will ultimately hold shares constituting less than one unit of Kikkoman shares after shares have been issued to them in the Share Exchange. In consideration of this particular aspect of the Share Exchange, and based on the idea that the utmost consideration should be afforded to the shareholders of Kibun Food Chemifa, the calculation method for the Share Exchange Ratio has also been the subject of consultation between Kikkoman and Kibun Food Chemifa.

Under the calculation method which is generally employed in share exchanges conducted in Japan, the share exchange ratio is determined in accordance with determined figures at the time that the share exchange agreement is disclosed (the "Time of Disclosure"), and the shares of the company that will become the parent company through the share exchange (the "Parent

Company", for the purposes of this section) to be delivered to the shareholders of the company that will become the wholly-owned subsidiary through the share exchange (the "Subsidiary" for the purposes of this section) for each share of the Subsidiary that such shareholders own are calculated using such share exchange ratio. Under this method, although the share exchange ratio and the number of Parent Company shares to be delivered as consideration are both determined at the Time of Disclosure, the value of the Parent Company shares which the shareholders of the Subsidiary will ultimately own as of the effective date of the share exchange remains undetermined at such time. This value is determined as of the effective date of the share exchange in accordance with the market value of the Parent Company shares on such effective date. Furthermore, because there is generally a period of several months between the determination of the share exchange ratio and the effective date, it is evident that, during such time, where the market value of the Parent Company shares has fluctuated, the market value of the Subsidiary shares has also fluctuated due to arbitrage transactions in the market.

On the other hand, under the Floating Exchange Rate System which is being employed in this Share Exchange, the value of the Subsidiary shares is determined at the Time of Disclosure, and, because the number of Parent Company shares which will be delivered as consideration for each Subsidiary share is determined based on the average value of the Parent Company shares during a certain period immediately preceding the effective date, the value of the Parent Company shares which the shareholders of the Subsidiary will ultimately own as of the effective date of the share exchange is also determined as of the Time of Disclosure. However, the share exchange ratio and the number of shares of the Parent Company which will be delivered as consideration remain undetermined at the Time of Disclosure, and are subsequently determined at the conclusion of the aforementioned period immediately preceding the effective date of the share exchange.

Pursuant to a consideration of the characteristics of both of these calculation methods, and as a result of reasonable consideration with respect to the advantages for the shareholders of both companies, based on the following reasons, it was decided that the Floating Exchange Rate System was the more appropriate calculation method to use in the Share Exchange.

For Shareholders of Kibun Food Chemifa, as a result of employing the Floating Exchange Rate System, the Shareholders do not bear the fluctuation risks of the market value of the Kikkoman shares, and the consideration that receive as of the effective date of the Share Exchange (shares of Kikkoman equivalent to 1,100 yen) will not substantially change from the current time. Accordingly, this enables Kibun Food Chemifa shares to be relatively unaffected by fluctuations in the market value of the Kikkoman shares during the period between now and such time that the Share Exchange is implemented, and allows the Kibun Food Chemifa Shareholders to make an appropriate decision without distraction.

On the other hand, it is believed that this calculation method contributes to the accurate judgment of the shareholders of Kikkoman, because by fixing a monetary value for the consideration being used in order to make Kibun Food Chemifa a wholly-owned subsidiary, for Kikkoman's business strategy hereafter, the anticipated value of the future cash flow which may be obtained, and the synergies to be developed through the mutual cooperation with Kibun Food Chemifa, can be clarified.

(4) Summary of the Calculation of the Share Exchange Ratio

a. Basis and Background of the Calculation

In order to ensure the fairness and appropriateness of the calculation of the Share Exchange Ratio in the Share Exchange, Kikkoman and Kibun Food Chemifa decided to ask third party appraisers KPMG FAS and GCAS, respectively, for their opinions as specialists, and requested each company conduct the calculation of the Share Exchange Ratio as described above in "Measures to Ensure Fairness".

Kikkoman and Kibun Food Chemifa, together with their respective third party appraisers, have been conducting detailed discussions, taking into consideration various factors, such as the respective financial conditions of the two companies, the condition of their assets, future profits including financial forecasts, and trends of the market price. As a result, as described in 2. (2) and (3) above, both companies decided to adopt the Floating Share Exchange Rate System.

Subsequently, Kikkoman and Kibun Food Chemifa engaged in serious discussions with respect to the value of Kibun Food Chemifa shares, with reference to the results of the analysis of the index value of share value per share ("Per Share Value"), which formed the basis for the calculation of the Share Exchange Ratio obtained from the respective third party appraisers. While taking into consideration the results produced by a number of other calculation methods, such as the market price analysis, both companies ultimately relied on the analytical results derived from using the discounted cash flow analysis ("DCF analysis"), which comprehensively considered the financial conditions, operating conditions and business plans including expected future profits. Kikkoman and Kibun Food Chemifa each determined that, within the scope of the results obtained by the respective third party appraisers, 1,100 yen per share was appropriate, and accordingly an agreement was reached between the parties.

Information pertaining to the revision of Kibun Food Chemifa's business results forecasts, as disclosed in the press release "Notification with Respect to Revision of Business Results Forecasts for the Fiscal Year Ending March 31, 2008" released on the same date as this notification, is reflected on the business plans provided to KPMG FAS and GCAS, and the Per Share Value of Kibun Food Chemifa has been analyzed in accordance with the DCF analysis with consideration given to such business plans.

With respect to the value of the Kikkoman shares that will serve as consideration in the Share Exchange, although it would have been preferable to use the value of such shares on the day immediately preceding the effective date of the Share Exchange because the Floating Share Exchange Rate System is being used, Kikkoman and Kibun Food Chemifa have provided for a period in which to comply with the obligations prescribed by the Japan Securities Depository Center ("JSDC") which must be fulfilled prior to the effective date, and have decided that it is appropriate to use an average of the volume weighted average price per share on each of the trading days in a certain period immediately preceding such compliance period.

KPMG FAS analyzed the Per Share Value of the Kibun Food Chemifa shares, which formed the basis of the calculation of the Share Exchange Ratio, in accordance with the market price analysis, the DCF analysis and a number of other commonly-accepted calculation methods, and, based on the following chart, explained the implications to Kikkoman of the results produced by each calculation method in light of the Share Exchange.

	Calculation Method	Range of the Per Share Value on which the Calculation of the Share Exchange Ratio is Based
1.	Market price analysis	Between 730 yen and 848 yen
2.	DCF analysis	Between 964 yen and 1,138 yen

Note: The reference date was set at February 26, 2008 for the market price analysis, and analyses were conducted using the simple average of closing prices of the stock for a period between one month and the reference date, and three months and the reference date. The market value of Kibun Food Chemifa subsequent to the announcement of the Basic Agreement on February 26, 2008 was also analyzed.

GCAS conducted a valuation of the Per Share Value of the Kibun Food Chemifa shares in accordance with an analysis by which a certain premium observed in comparable M&A transactions is added to the relevant market price, the DCF analysis and a number of other commonly-accepted calculation methods, and, based on the following chart, explained the implications to Kibun Food Chemifa of the results produced by each calculation method in light of the Share Exchange.

	Calculation Method	Range of the Per Share Value on which the Calculation of the Share Exchange Ratio is Based
1.	Market price analysis (with addition of premium in accordance with comparable M&A transactions)	Between 819 yen and 1,071 yen
2.	DCF analysis	Between 876 yen and 1,266 yen

Note: The reference date was set at February 26, 2008 for the market price analysis, and analyses were conducted utilizing the volume weighted average stock price during the periods (i) one week before such reference date, (ii) one month before such reference date, and (iii) three months before such reference date. In addition, GCAS conducted an analysis in which a premium, observed from past transactions which are accepted as being comparable to the transaction under consideration, is added. The market value of Kibun Food Chemifa subsequent to the announcement of the Basic Agreement on February 26, 2008 was also considered.

b. Relationship with the Appraisers

Neither KPMG FAS nor GAG falls under related parties of Kikkoman and Kibun Food Chemifa.

(5) Handling of Stock Acquisition Rights and Bond Certificates with Stock Acquisition Rights Issued by Kibun Food Chemifa

Kibun Food Chemifa has not issued Stock Acquisition Rights and Bond Certificates with Stock Acquisition Rights.

(6) Other Matters

Kikkoman and Kibun Food Chemifa may, upon consultation, change the conditions of the Share Exchange or cancel the Share Exchange Agreement if material administrative obstacles or liabilities arise in the implementation of the Share Exchange as a result of circumstances which could significantly adversely affect or alter the financial condition or operating results of Kikkoman or Kibun Food Chemifa, or requirements with respect to official licenses or notifications (including those pursuant to U.S. Securities Law and other overseas law and regulation), or any other various factors.

Kikkoman and Kibun Food Chemifa will promptly disclose any material changes to the Share Exchange plan.

3. Outline of Parties to the Share Exchange

(as of September 30, 2007)

(1)	Trade Name	Kikkoman Corporation	Kibun Food Chemifa Co., Ltd.
(2)	Business Description	Production and sales of soy sauce, soy sauce derivative products, foods, alcoholic beverages, drinks and medicines, etc.	Production and sales of soy milk drinks, chemical products such as hyaluronic acid/loids/algins, foodstuffs for foodservice use, etc.
(3)	Date of Incorporation	December 7, 1917	December 18, 1939
(4)	Address of Head Office	250 Noda, Noda-shi, Chiba 278-8601 Japan	2-1-1 Irifune, Chuo-ku, Tokyo 104-8553 Japan
(5)	Name and Title of Representative	Takashi Ushiku, Chairman of the Board of Directors	Toshihiko Shigeyama, President
(6)	Paid-in Capital	11,599 million yen	3,585 million yen
(7)	Number of Issued and Outstanding Shares	197,202,300 shares	28,281,651 shares
(8)	Net Asset	205,625 million yen (consolidated)	15,162 million yen (non-consolidated)
(9)	Total Asset	347,730 million yen (consolidated)	27,337 million yen (non-consolidated)
(10)	Fiscal Year End	March 31	March 31
(11)	Number of Employees	7,590 (consolidated)	367 (non-consolidated)
(12)	Major business partners	Kokubu & Co., Ltd. Ryoshoku Limited Itochu-Shokuhin Co., Ltd. Others	Kibun Foods, Inc. Nippon Access, Inc. Meiji Dairies Corporation Others
(13)	Major Shareholders and Shareholding Ratio	Steel Partners Japan Strategic Fund (Offshore), L.P. : 5.83% The Master Trust Bank of Japan Ltd. (Trust Account): 4.41% Sensyusha Co., Ltd.: 3.40% Japan Trustee Services Bank, Ltd. (Trust Account): 3.19% Meiji Yasuda Life Insurance Company: 2.48%	Kikkoman Corporation: 50.06% Kibun Foods, Inc. : 3.55% Deutsche Bank AG London, PB Non-Treaty Clients 613: 1.66% Lehman Brothers International (Europe): 1.55% The Master Trust Bank of Japan Ltd. (Trust Account): 1.55%
(14)	Major Banks	The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mizuho Corporate Bank, Ltd. The Chiba Bank, Ltd.	Mizuho Bank, Ltd. The Bank of Tokyo-Mitsubishi UFJ, Ltd. The Chiba Bank, Ltd.
(15)	Relationship with the New Company	Capital relationship	Kikkoman holds 50.06% of total issued and outstanding shares of Kibun Food Chemifa.
		Personal relationship	Kikkoman's current Representative Director, an Executive Corporate Officer, Advisor, and an Employee serve as four of the seven directors of Kibun Food Chemifa. In addition, one of the three Corporate Auditors of Kibun Food Chemifa is currently a director of Kikkoman.
		Transaction relationship (Fiscal Year ended March 31, 2007)	Kibun Food Chemifa purchases products from Kikkoman. The amount of the transactions is 174 million yen.
		Status of relationship with related parties	Kibun Food Chemifa is a consolidated subsidiary of Kikkoman.

(16) Business results for the Three Most Recent Fiscal Periods
(millions of yen, except for "Net income per share", "Dividend per share" and "Net assets per share")

	Kikkoman Corporation (parent company after the Share Exchange) (consolidated)			Kibun Pharma Co., Ltd. (wholly-owned subsidiary after the Share Exchange) (non-consolidated)		
Fiscal Year End	Year ended March 2005	Year ended March 2006	Year ended March 2007	Year ended March 2005	Year ended March 2006	Year ended March 2007
Net sales	344,625	359,906	392,611	24,041	26,012	24,242
Operating Income	17,847	18,557	21,646	4,337	4,422	3,261
Recurring Income	16,649	17,350	20,983	4,320	4,423	3,241
Net income	9,487	10,125	10,739	2,511	2,552	1,682
Net income per share (yen)	48.16	51.80	55.49	88.13	89.56	59.55
Dividend per share (non-consolidated, yen)	10.00	12.00	15.00	18.00	25.00	25.00
Net assets per share (yen)	760.33	870.82	906.84	437.12	507.88	540.13

4. Post-Share Exchange Situation of Parent Company

(1)	Trade Name	Kikkoman Corporation
(2)	Business Description	Production and sales of soy sauce, soy sauce related food seasonings, foods, alcoholic beverages, drinks and medicines, etc.
(3)	Address of Head Office	250 Noda, Noda-shi, Chiba, 278-8601 Japan
(4)	Name and Title of Representative	Mitsuo Someya, Representative Director, President
(5)	Paid-in Capital	11,599 million yen
(6)	Total Asset	It has not been determined at this time.
(7)	Net Asset	It has not been determined at this time.
(8)	Fiscal Year End	March 31

(9) Summary of Accounting Procedure

In the press releases entitled "Notification with Respect to Kibun Food Chemifa Co., Ltd. becoming a wholly-owned subsidiary of Kikkoman Corporation through Share Exchange" released on February 26, 2008, it was stated that the purchase method would be applied based on the understanding that the transaction falls under the definition of an acquisition of Kibun Food Chemifa by Kikkoman. However, because the Share Exchange is expected to fall under the definition of a 'transaction with minority shareholders' (*syousu kabunushi tono torihiki*) from among the 'transactions between companies under common control' (*kyoutsu shihaika no torihiki*), Kikkoman would like to withdraw the previous statement. The value of goodwill generated by Kikkoman pursuant to the accounting procedure for a transaction with minority shareholders has not been determined at this time. Any goodwill generated shall, upon consultation with an auditing firm, be amortized in accordance with the straight line accounting method during the period within which the effect is estimated to develop. Details of the accounting procedure will be disclosed as soon as they are determined.

(10) Outlook

Because Kibun Food Chemifa is currently a consolidated subsidiary of Kikkoman, the impact of the Share Exchange on the consolidated and non-consolidated business results of Kikkoman is expected to be minor.

5. Dividends from the Retained Earnings of Kibun Food Chemifa, etc.

As described in the press release "Notification with Respect to the Handling of Shares in accordance with Share Exchange" released separately by Kibun Food Chemifa on the date of this notification, the board of directors of Kibun Food Chemifa intends, conditioned upon compliance with the applicable laws and regulations (including Article 461 of the Company Law, which stipulates permissible amounts for dividends from retained earnings), to pay dividends from the retained earnings of Kibun Food Chemifa in early June 2008 to those Shareholders of Kibun Food Chemifa whose names are registered or recorded on the final Shareholders' Register, or the registered beneficial shareholders, as of March 31, 2008. The amount of the year-end dividend is scheduled to be 25 yen per Kibun Food Chemifa share.

The final amount of the fiscal year end dividend is expected to be formally determined through a resolution of the meeting of the Board of Directors of Kibun Food Chemifa to be held in mid-May 2008.

Furthermore, the shareholder special benefit plan employed by Kibun Food Chemifa will be distributed in accordance with its previous practice to Shareholders of Kibun Food Chemifa whose names are registered or recorded on the final Shareholders' Register as of March 31, 2008.

End of document

Translation for Reference Purpose Only

This share exchange involves the securities of a foreign company. The share exchange is subject to disclosure requirements of a foreign country that are different from those of the United States.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

March 19, 2008

For Immediate Release

Company Name: Kibun Food Chemifa Co., Ltd.
Name of Representative: Toshihiko Shigeyama, President
(Stock Code: 4065, First Section of Tokyo Stock Exchange)
Direct your queries to: Kazuo Masuda,
Executive Officer, Director of Business Planning
(Tel: +813-3206-0778)

Notification with Respect to the Handling of Shares in accordance with Share Exchange

Kibun Food Chemifa Co., Ltd. ("Kibun Food Chemifa") and Kikkoman Corporation ("Kikkoman") have entered into a share exchange agreement (the "Share Exchange Agreement") to make Kibun Food Chemifa a wholly owned subsidiary of Kikkoman through a share exchange between Kikkoman and Kibun Food Chemifa (the "Share Exchange") pursuant to the resolutions passed at the respective meetings of the board of directors of both companies held on March 19, 2008.

As a result of the Share Exchange, if approval is obtained at an ordinary meeting of shareholders of Kibun Food Chemifa scheduled to be held on June 18, 2008, Kibun Food Chemifa will become a wholly owned subsidiary of Kikkoman as of August 1, 2008, the effective date of the Share Exchange. Prior to the effective date of the Share Exchange, shares of Kibun Food Chemifa will be delisted from the Tokyo Stock Exchange as of July 28, 2008.

In connection with the foregoing Share Exchange, we would like to provide notice of the following. In addition, for an explanation of the Share Exchange, please refer to the "Notification with Respect to the Conclusion of the Share Exchange Agreement" that was separately disclosed today by Kibun Food Chemifa and Kikkoman jointly.

1. Outline of Share Allocation in the Share Exchange

(1) Share Exchange Ratio

In the Share Exchange, pursuant to the Share Exchange Agreement, Kikkoman will issue shares to those shareholders whose names are recorded or registered on the final Kibun Food Chemifa shareholders' register including the beneficial shareholders' register (the "Shareholders' Register"), excluding Kikkoman, as of the day immediately preceding the effective date of the Share Exchange and provided that, with respect to shareholders of Kibun Food Chemifa who have exercised their right to demand that the shares they hold be purchased by the Kibun Food Chemifa based on the provisions of Article 785 of the Company Law, Kibun Food Chemifa shall be considered to be the registered or recorded shareholder (the "Shareholders"). Shareholders will receive a number of ordinary shares of Kikkoman calculated by multiplying the number of shares of common stock of Kibun Food Chemifa that each Shareholder owns by the Share Exchange Ratio, which has been calculated according to the method described below:

Share Exchange Ratio = ¥1,100/Kikkoman Average Share Price

"Kikkoman Average Share Price" means the volume weighted average prices of Kikkoman common stock traded on the Tokyo Stock Exchange on each of the trading days in the Valuation Period (as defined below).

The "Valuation Period" shall be the 5 trading days between July 10, 2008 and July 16, 2008, inclusive.

(2) Proceeds from Disposal of Fractional Shares

If fractional shares constituting less than a whole share of Kikkoman common stock are to be issued through the Share Exchange to Kibun Food Chemifa Shareholders, such fractional shares shall be disposed of in one lump sum in accordance with law, and the proceeds from such disposal shall be distributed to each relevant Shareholder in an amount proportionate to the fractional shares attributed to them. (Scheduled to occur in late October.)

2. Handling of Shares Constituting Less than One Unit

Shareholders to whom Kikkoman shares constituting less than one unit (one unit being 1,000 shares) are issued in accordance with the Share Exchange will, among other rights, be entitled to receive dividends from Kikkoman, proportionate to the number of shares that they hold, subsequent to the dividends relating to the year ending March 31, 2009. However, in addition to the rights attached to shares constituting less than one unit being restricted by laws and regulations, and by the Kikkoman articles of incorporation, including a prohibition on exercising voting rights at a general meeting of Kikkoman shareholders, such shares may not be sold on Stock Exchanges.

Shareholders who come to hold shares of Kikkoman constituting less than one unit may use either the Buy Back Program or the Additional Purchase Program, both of which are described below.

The handling period and other details of the Share Exchange will be set out in press releases tentatively entitled "Notification with Respect to Handling of Kibun Food Chemifa Shares in Accordance with the Share Exchange" and "Request for Submission of Share Certificates in Accordance with the Share Exchange", scheduled to be released in late June 2008.

(1) Buy Back Program

The Buy Back Program is a program through which Kikkoman shares constituting less than one unit, which may not be traded on the stock market, are purchased from the relevant Kikkoman shareholder pursuant to Kikkoman's share handling regulations (the "Share Handling Regulations").

(2) Additional Acquisition Program

The Additional Acquisition Program is a program through which Kikkoman shareholders holding less than one unit may purchase, pursuant to Kikkoman's Share Handling Regulations, additional shares to constitute One Unit.

<For reference>

Expected Schedule of the Share Exchange Hereafter (Scheduled)

Item	Date
Execution of the Share Exchange Agreement	March 19, 2008
Ordinary General Meeting of Shareholders of Kibun Food Chemifa	June 18, 2008

(approval of the Share Exchange)	
Share Valuation Period for Share Exchange Ratio	July 10, 2008 through July 16, 2008
Date of Determination of Share Exchange Ratio	July 17, 2008
Date of Final Trading of Shares of Kibun Food Chemifa on the Tokyo Stock Exchange	July 25, 2008
Date of Delisting of Shares of Kibun Food Chemifa from the Tokyo Stock Exchange (*)	July 28, 2008
Effective Date of the Share Exchange	Friday, August 1, 2008
Date of Issuance of Kikkoman Shares	Mid September, 2008 (scheduled)

(*) After delisting, Kibun Food Chemifa shares may not be traded on the Tokyo Stock Exchange.

3. Dividends from Retained Earnings etc.

The Board of Directors of Kibun Food Chemifa intends, conditional upon compliance with the applicable laws and regulations (including Article 461 of the Company Law, which stipulates permissible amounts for dividends from retained earnings), to pay dividends from the retained earnings of Kibun Food Chemifa in early June 2008 to those Shareholders of Kibun Food Chemifa whose names are registered or recorded on the final Shareholders' Register, or the recorded beneficial shareholders, as of March 31, 2008. The amount of the year-end dividend is scheduled to be 25 yen per Kibun Food Chemifa share.

The final amount of the year-end dividend is expected to be formally determined through a resolution of the meeting of the board of directors of Kibun Food Chemifa to be held in mid-May 2008.

Furthermore, the shareholder special benefit plan employed by Kibun Food Chemifa will be distributed in accordance with its previous practice to Shareholders of Kibun Food Chemifa whose names are registered or recorded on the final Shareholders' Register as of March 31, 2008.

End of document

Exhibit 2

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. The Company assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

This share exchange involves the securities of a foreign company. The share exchange is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in this document have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

Securities Code 4065

May 30, 2008

To Our Shareholders

President: Toshihiko Shigeyama
KIBUN FOOD CHEMIFA CO., LTD.
2-1-1 Irifune, Chuo-ku, Tokyo

Convocation Notice of the 87th Term Ordinary General Meeting of Shareholders (from April 1, 2007 to March 31, 2008)

KIBUN FOOD CHEMIFA CO., LTD. (the "Company") requests your attendance at the 87th term ordinary general meeting of shareholders. The meeting will be held as described below.

If you are unable to attend the meeting, you may exercise your voting rights in writing. Please review the "Reference Documents for the Ordinary General Meeting of Shareholders", indicate your intention to vote "for" or "against" each agenda item in the enclosed voting form and return said form to us by 5:00 p.m. of June 17, 2008 (Tuesday).

1. Date/Time: June 18, 2008 (Wednesday) 10:00 a.m.

2. Venue: Jiji Press Hall (2F, Jiji Press Building)
5-15-8, Ginza, Chuo-ku, Tokyo
(Please refer to "Location of General Meeting of Shareholders" on the final page of this document in order to avoid any confusion regarding the location of the meeting.)

3. Meeting Agenda:

Matters to be reported: The business report and the financial statements for the 87th term (from April 1, 2007 to March 31, 2008)

Matters to be resolved:

1st Agenda:	Approval of the Share Exchange Agreement between the Company and Kikkoman Corporation
2nd Agenda:	Election of five directors
3rd Agenda:	Election of two corporate auditors
4th Agenda:	Election of two substitute corporate auditors

4. Matters decided with respect to the convocation:

(1) Handling of the voting forms submitted by shareholders

The absence of an indication of assent, opposition or abstention with respect to a particular proposal on the voting form pertaining to the ordinary general meeting of shareholders shall be considered to be an indication of assent, and the relevant voting form shall be amended to reflect such consent.

(2) Method of prior notice of separate exercise of voting rights

Shareholders wishing to exercise their voting rights separately are requested to notify the Company in writing of that fact, and the reason for such, at least three days prior to the general meeting of shareholders.

* * * * * * * * * *

When you arrive at the meeting, please submit the enclosed voting form at the reception desk of the venue.

The Company will post any modifications to the reference documents for the ordinary general meeting of shareholders, business results and the financial statements on its website (http://kibunfc.co.jp).

Attached Documents

Business Report

(For the period from April 1, 2007 through March 31, 2008)

I. Review of the Company's Operations

(1) Review of Operations

The global economy has continued to slow, affected by uncertainty in the financial and capital markets triggered by the sub-prime loan crisis, and other factors. Despite sustained, albeit slow, growth, the Japanese economy came to something of a standstill.

In the beverage and food products industries, and the chemical products industry, many corporations raised commodity prices in response to the sharp rise in the price of raw materials. Furthermore, consumer interests have continued to grow with respect to their safety, security and health.

In this environment, in addition to efforts to improve product quality and reduce manufacturing costs, the Company has continued to develop its operations towards the achievement of its goals, while taking environmental concerns into consideration.

As a result, both profit and income decreased as compared to the previous fiscal year across the 3 business segments of the Company, with total net sales amounting to 22,209 million yen (an 8.4% decrease compared to the previous fiscal year), operating income amounting to 1,865 million yen (a 42.8% decrease compared to the previous fiscal year), recurring income amounting to 1,686 million yen (a 48.0% decrease compared to the previous fiscal year), and net income amounting to 1,154 million yen (a 31.4% decrease compared to the previous fiscal year).

Net Sales and Operating Income by Business Segments (¥ millions)

		86th Term (Year ending March 31, 2007)	87th Term (Year ending March 31, 2008)	Increase (decrease) compared to the previous fiscal year	Percentage of increase (decrease) compared to the previous fiscal year
Net Sales	Chemical Products	2,756	2,898	142	5.2
	Beverage Products	16,300	14,009	(2,291)	(14.1)
	Food Products	5,184	5,300	116	2.3
	Total	24,242	22,209	(2,032)	(8.4)
Operating Income	Chemical Products	242	100	(141)	(58.5)
	Beverage Products	2,751	1,482	(1,268)	(46.1)
	Food Products	267	281	13	5.2
	Total	3,261	1,865	(1,396)	(42.8)

【Chemical Products】

In the chemical products segment, sales of hyaluronic acid, which is manufactured using the Company's unique technology, for use in cosmetics remained steady. The intensifying competition in sales for use in food products during last year caused by decreases in the sales prices of Chinese-made and other products, was brought under control. However, because orders received for hyaluronic acid for use in pharmaceuticals were not recorded in the current fiscal year, overall net sales fell short against the previous fiscal year.

In contrast, net sales of loids, which improves beer foam and stabilizes salad dressings, increased as a result of new applications in food products overseas.

Net sales of algins also exceeded the results of the previous fiscal year, as a result of an expansion in its existing applications and its application towards new uses.

As a result, net sales in the chemical products segment amounted to 2,898 million yen (an increase of 5.2% compared to the previous fiscal year). However, operating income amounted to 100 million yen (a decrease of 58.5% compared to the previous fiscal year), as a result of a sharp rise in raw material costs and utility charges, among others.

【Beverage Products】

Despite the diminishing concerns over the risks of excessive intake of soy isoflavone, and a recovery in consumer awareness with respect to soybeans (according to research conducted by the Company), expanding sales in the market for fruit and vegetable-based beverages led to delays in securing market placement and contraction of the soy milk market. Although the Company's market share continues to increase (market share was 51.6% during the period between January and December of 2007, an increase of 3.1 points over the same period in the previous fiscal year, in which market share was 48.5%), net sales have been slow to improve.

As a result of the above, net sales, including contracted bottling services, amounted to 14,009 million yen (a 14.1% decrease compared to the previous fiscal year).

Operating income amounted to 1,482 million yen (a 46.1% decrease compared to the previous fiscal year), with marginal profits decreasing in accordance with the decrease in net sales, and depreciation increasing due to capital investments conducted in the previous year.

【Food Products】

Sales of *surimi* products increased as a result of the Company's entry into the dining out and home meal replacement markets through introduction of new products in the fish cake (*hanpen*) class and the fried food products class made from *surimi* and vegetables (*satsuma-age*). As a result of this and of tailoring to meet consumers' preferences in the fish sausage products (*chikuwa*) class, which struggled in the first half of the fiscal year, net sales exceeded the results of the previous fiscal year.

Net sales of seasonings exceeded the results of the previous fiscal year, due to the strong performance of *oden* soup base products and accompanying seasonings.

In addition to the above, although the consumption of soy milk related products outside the home increased, net sales fell short of the results of the previous fiscal year as a result of the significant decrease in demand for eel products in summer.

As a result of the foregoing, net sales in the food products segment amounted to 5,300 million yen (a 2.3% increase compared to the previous fiscal year), and operating income amounted to 281 million yen (a 5.2% increase compared to the previous fiscal year).

(2) Capital Investment

A total of 1,063 million yen was spent on capital investment, among others, in the current fiscal year. Significant capital investments are as follows:

Significant Capital Investment Completed During the Current Fiscal Year

Name of plant	Details of investment	Aggregate amount (¥ millions)	Date of completion	Increased capacity subsequent to completion
Saitama plant	125ml bottling line	183	August 2007	Investment was made to improve the existing line, accordingly there was no increase in capacity

(3) Financing

Operating capital is financed through current loans from Mizuho Bank, Ltd. (a commitment of 3,000 million yen), the Bank of Tokyo-Mitsubishi UFJ, Ltd. (a commitment of ¥3,500 million) and the Chiba Bank, Ltd. (a commitment of ¥1,000 million).

(4) Challenges Ahead

Conditional upon approval being obtained at the ordinary general meeting of shareholders scheduled to be held on June 18, 2008, the Company will become a wholly-owned subsidiary of Kikkoman Corporation from August 1, 2008. Thereafter, using a structure into which the management resources of both companies can be promptly and effectively invested, Kikkoman Corporation and the Company intend to promote functional enhancement of their respective beverages businesses, among others, and improve corporate value.

Hereafter, Kikkoman Corporation and the Company consider functional enhancements and improvements to efficiency and pursue the establishment of a mid-to long-term structure for the Company and the identification of management goals in the following areas:

- the beverages field (R&D, Marketing, Manufacturing, Sales, Distribution);
- the bio and chemical products field (R&D, Marketing, Manufacturing, Sales); and
- ancillary operations.

Principal risks to the Company's business are as follows:

- Stable supply and safety of raw materials;
- Product defects;
- Effects of overseas litigation;
- Effects of deterioration in the business results of principal business partners;
- Effects of disasters or power failures, among others;
- Effects of environmental pollution; and
- Legal regulation.

Acknowledging the possibility of these risks arising, the Company will continue its prevention efforts, and work to minimize the impact of such risks should they arise.

(5) Assets and Profit & Loss for the Most Recent Three Fiscal Years

(¥ millions, except "Net income per share")

	Fiscal year ended March 31, 2004 84th Term	Fiscal year ended March 31, 2005 85th Term	Fiscal year ended March 31, 2006 86th Term	Fiscal year ended March 31, 2007 87th Term (Current fiscal year)
Net sales	24,041	26,012	24,242	22,209
Recurring income	4,320	4,423	3,241	1,686
Net income	2,511	2,552	1,682	1,154
Net income per share	88.13	89.56	59.55	40.85
Total assets	20,136	26,667	27,409	25,750
Shareholders' equity	12,371	14,348	15,258	15,632

(Notes) 1. The amounts smaller than one hundred million in the above figures have been truncated.

2. Net income per share is calculated based on the average number of shares during the fiscal year.

(6) Parent Companies and Subsidiaries

a. Relationship with Parent Companies

The Company's parent company is Kikkoman Corporation, which owns 14,157 thousand shares (50.1% of the outstanding shares) of the Company. The Company purchases products from Kikkoman Corporation. Furthermore, the Company entered into an agreement with respect to a share exchange with Kikkoman Corporation on March 19, 2008. Pursuant to such agreement, conditional upon approval being obtained at the ordinary general meeting of shareholders scheduled to be held on June 18, 2008, the Company will become a wholly-owned subsidiary of Kikkoman Corporation as of August 1, 2008, the effective date of the share exchange contemplated by the agreement.

b. Subsidiaries

The Company has two subsidiaries, Aqua Material Co., Ltd. (paid-in capital of 40 million yen, 100% of shareholder voting rights), and Aqua Foods Co., Ltd. (paid-in capital of 21 million yen, 87.5% of shareholder voting rights).

(7) Major Business

Segments	Principal Products and Services
Chemical Products	Manufacture and sales of hyaluronic acid, loids and algins
Beverage Products	Manufacture and sales of soy milk drinks, contracted bottling services
Food Products	Manufacture and sales of seasonings, sales of foodstuffs for business use

(8) Principal Places of Business and Plants

(as of March 31, 2008)

Head Office		2-1-1 Irifune, Chuo-ku, Tokyo
Sales Offices	Tokyo	Chuo-ku, Tokyo
	Osaka	Yodogawa-ku, Osaka-shi, Osaka
	Nagoya	Nakamura-ku, Nagoya-shi, Aichi
Plants	Kamogawa Plant	Kamogawa-shi, Chiba
	Gifu Plant	Mizuho-shi, Gifu
	Saitama Plant	Sayama-shi, Saitama
	Shinsaitama Plant	Sayama-shi, Saitama

(9) Employee Information

(as of March 31, 2008)

Number of Employees	Increase/Decrease from Previous Year	Average Age	Average Length of Service
359	Increase of 2 persons	35.5 years old	9.7 years

(Note) In addition to the above, there are 53 part-time workers and 7 persons who have been seconded to Aqua Material Co., Ltd.

(10) Principal lenders

(as of March 31, 2008)

Lenders	Balance of Borrowing (¥ millions)
Mizuho Bank, Ltd.	3,224
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	3,080
Agriculture, Forestry and Fisheries Finance Corporation	426
The Chiba Bank, Ltd.	322
Sumitomo Mitsui Banking Corporation	80

(11) Basic Policy on Distribution of Surplus

The Company deems the return of profits to shareholders as one of its most important measures, and its basic policy regarding profit distribution is to maintain stable distributions, while promoting improvements to profitability and financial standing. While giving comprehensive consideration to factors such as business results and dividend payout ratio, the Company would like to continue to fulfill the expectations of its shareholders with respect to dividends. Based on this policy, the Company would like to set a target dividend payout ratio of at least 20%.

In order to increase corporate value, the Company will utilize retained earnings for capital investment and research and development further improve management practices and future development.

With respect to the year-end dividend for the current fiscal year, an ordinary dividend of 25 yen per share was approved at the meeting of the Board of Directors held on May 15, 2008.

Conditional upon approval being obtained at the ordinary general meeting of shareholders scheduled to be held on June 18, 2008, the Company will become a wholly-owned subsidiary of Kikkoman Corporation as of August 1, 2008 and the Company will consider future dividends in connection with the process of becoming a wholly-owned subsidiary, among other considerations.

(12) Other Material Matters Concerning the Current Status of the Company

The Board of Directors of the Company, at the meeting held on February 26, 2008, resolved to make the Company a wholly-owned subsidiary of Kikkoman Corporation ("Kikkoman") through a share exchange (the "Share Exchange") with an effective date of August 1, 2008, and subsequently a share exchange agreement (the "Share Exchange Agreement") was approved at the meeting held on March 19, 2008, and entered into on the same date.

As a result of the Share Exchange, upon approval being obtained at an ordinary meeting of shareholders of the Company scheduled to be held on June 18, 2008, shares of the Company will be delisted from the Tokyo Stock Exchange as of July 28, 2008.

1. Purpose of making the Company a wholly-owned subsidiary of Kikkoman through the Share Exchange

   The Company is dedicated to researching, developing and producing products for health and beauty based on using extraction technology on fermented products and on soybeans, seaweed and fish, and has established itself, with its soy milk business at the core, as a leading brand.

   Kikkoman has been developing its business globally in the fields of food and health under the guidance of its management philosophy of "providing high quality food and services". Kikkoman pursues the development and cultivation, tailored to global markets, of its leading brand of Kikkoman soy sauce and other businesses, including Soy Sauce Derivative Products Division (*tsuyu*, *tare* and other processed seasonings), the *Sake* and Wine Division, the health food business, and the bio business.

As the policies of these companies are complementary, on February 26, 2004 the two companies decided to strengthen their respective beverage operations through cooperation and, since then, Kikkoman and the Company have continued to expand their businesses, cooperatively develop new products and increase efficiency by establishing a capital and business alliance relationship and effectively utilizing their mutual management resources. The companies' efforts to strengthen cooperation on a corporate level have been based on improving cooperative activities centered around the Del Monte Division of Kikkoman and the Soy Milk Division of the Company - activities which include the cooperative development of chilled beverages and chilled soups, among others. As a result of the Company becoming a consolidated subsidiary of Kikkoman as of June 23, 2006, both companies have continued to work towards creating new synergies not just in the beverages business, but also in the new business fields of health foods and bio.

However, in recent years the prices of raw materials for food products and other commodities have continued their steep rise and the market has become increasingly competitive. Based on the drastically changing nature of the environment surrounding the two companies, the Company decided that, in order to further strengthen the relationship between the two companies and speed up the capital and business alliance which the two companies have built up thus far, the Company should become a wholly-owned subsidiary of Kikkoman, to ensure the success of the capital business alliance.

As described above, the purpose of this transaction is to make the Company a wholly-owned subsidiary of Kikkoman, and based on the belief of both companies in the importance of this transaction being conducted promptly and effectively, Kikkoman and the Company have decided the form of the transaction will be a share exchange.

After the Share Exchange, as a result of not just taking measures such as unifying management and pursuing cooperative development, but also promoting the functional enhancement of both companies using a structure into which the management resources of both companies can be promptly and effectively invested, Kikkoman and the Company intend to continue the steady implementation of growth strategies for the mid-to long-term as a group, and improve the corporate value of both companies.

Thereafter, both companies will consider functional enhancements and improvements to efficiency to be made in the following areas:

- the beverages field (R&D, Marketing, Manufacturing, Sales, Distribution);
- the bio and chemical products field (R&D, Marketing, Manufacturing, Sales); and
- ancillary operations.

2. Summary of the Share Exchange

1) Schedule of the Share Exchange

Meeting of the Board of Directors (determination of the Share Exchange)	Tuesday, February 26, 2008
Execution of the Basic Agreement with Respect to the Share Exchange	Tuesday, February 26, 2008
Meeting of the Board of Directors (resolution of the to approve the Share Exchange)	Wednesday, March 19, 2008
Execution of the Share Exchange Agreement	Wednesday, March 19, 2008
Record date for the Ordinary General Meeting of Shareholders (*)	Monday, March 31, 2008
Ordinary General Meeting of Shareholders (approval of the Share Exchange) (*)	Wednesday, June 18, 2008
Date of Determination of share exchange ratio	Thursday, July 17, 2008 (scheduled)
Date of Final trading of the Company shares	Friday, July 25, 2008 (scheduled)
Date of Delisting of the Company shares	Monday, July 28, 2008 (scheduled)
Scheduled Date for the Share Exchange (Effective Date of the Share Exchange)	Friday, August 1, 2008 (scheduled)
Date of Issuance of shares	Mid September 2008 (scheduled)

(*) Kikkoman plans to implement the Share Exchange through "simplified share exchange" procedures, pursuant to Article 796, Paragraph 3 of the Company Law, without obtaining approval at its General Meeting of Shareholders.

2) Allocation in the Share Exchange

In the Share Exchange, Kikkoman will allocate shares to those shareholders, or beneficial shareholders, whose names are registered or recorded on the final Company shareholders' register including the beneficial shareholders' register (the "Shareholders' Register"), excluding Kikkoman, as of the day immediately preceding the effective date of the Share Exchange, provided that, with respect to shareholders of the Company who have exercised their right to demand that the shares they hold be purchased by the Company based on the provisions of Article 785 of the Company Law, the Company shall be considered to be the registered or recorded shareholder (the "Shareholders"). Shareholders will receive a number of ordinary shares of Kikkoman calculated by multiplying the number of shares of common stock of the Company that each Shareholder owns by the share exchange ratio (the "Share Exchange Ratio"), which has been calculated according to the method described below:

Share Exchange Ratio = ¥1,100/Kikkoman Average Share Price

"Kikkoman Average Share Price" means the volume weighted average price of Kikkoman common stock traded on the Tokyo Stock Exchange on each of the trading days in the Valuation Period (as defined below).

The "Valuation Period" shall be the 5 trading days between July 10, 2008 and July 16, 2008, inclusive.

(Notes) 1. Method of Calculation of the Share Exchange Ratio

The Share Exchange Ratio shall be rounded off at the thousandth place.

2. Number of Shares to be Issued through the Share Exchange

The shares of Kikkoman common stock that Kikkoman will issue through the Share Exchange will be calculated by multiplying the total number of the Company shares which are held by the Shareholders, excluding Kikkoman, whose names are registered or recorded on the final Shareholders' Register as of the day immediately preceding the effective date of the Share Exchange, by the aforementioned Share Exchange Ratio. On July 31, 2008, the Company intends to cancel all of the shares of treasury stock that it owns on that date. Kikkoman intends to issue new shares of common stock when issuing shares through the Share Exchange. Furthermore, if the number of Kikkoman shares that Kikkoman must deliver to a Shareholder through the Share Exchange includes a fraction of less than one share, Kikkoman will, pursuant to Article 234 of the Company Law, pay the relevant Shareholder a cash amount proportionate to the fractional shares attributed to them.

II. Matters with Respect to the Company's Securities

(1) Total Number of Shares Authorized to be Issued: 66,000,000 shares

(2) Total Number of Shares Issued and Outstanding: 28,250,130 shares (excluding 31,521 treasury shares)

(3) Number of Shareholders: 17,509

(4) Shareholders who Hold 10% or More of the Total Number of Issued and Outstanding Shares

Name of Shareholder	Number of Shares Held
Kikkoman Corporation	14,157 thousand shares

(Note) The number of shares is rounded to the nearest thousand shares.

(5) Other Material Matters with Respect to the Company's Securities

There are no relevant matters to be reported.

III. Matters with Respect to the Company's Directors and Corporate Auditors

(1) Current Directors and Corporate Auditors

Name	Position and Responsibility in the Company	Position as a Representative of Other Companies, or Concurrent Posts Held in Other Companies
Shinichiro Tashiro	Director and Advisor	
Toshihiko Shigeyama	Representative Director and Executive President	Representative Director of Aqua Foods, Co., Ltd., Director of Aqua Material Co., Ltd.
Shigeo Sakurai	Director, Executive Officer (Managing Director of Business Management Department)	
Mitsuo Someya	Director	Representative Director and Senior Executive Corporate Officer of Kikkoman Corporation
Koji Negishi	Director	Executive Corporate Officer of Kikkoman Corporation
Yoshimoto Aoki	Director	Director and Executive Advisor to Tone Coca-Cola Bottling Co., Ltd., Advisor to Kikkoman Corporation
Katsumi Yamaguchi	Director	Executive Representative Director of Kibun Foods, Inc.
Mitsuru Sakakibara	(Statutory) Corporate Auditor	
Tadao Kondo	Corporate Auditor	Director and Senior Executive Corporate Officer of Kikkoman Corporation
Munefumi Kato	Corporate Auditor	Corporate Auditor of Kato Kigyo Co., Ltd.

(Notes) 1. Messrs. Mitsuo Someya, Koji Negishi, Yoshimoto Aoki, and Katsumi Yamaguchi are outside directors of the Company.

2. Mr. Mitsuo Someya, director of the Company, has assumed the position of the Representative Director, President and COO of Kikkoman Corporation as of April 1, 2008.

3. Messrs. Tadao Kondo and Munefumi Kato are outside corporate auditors of the Company.

4. Mr. Tadao Kondo, corporate auditor of the Company, has assumed the position of Representative Director and Senior Executive Corporate Officer of Kikkoman Corporation as of April 1, 2008.

5. Kibun Foods, Inc. engages in the same category of business as some of the businesses of the Company.

(2) Amount of Remuneration for Directors and Corporate Auditors

Director: 7 people: ¥66,028 thousand (4 of whom are outside directors: ¥2,100 thousand)

Corporate Auditor: 3 people: ¥17,355 thousand (2 of whom are outside corporate auditors: ¥3,540 thousand)

(3) Matters with Respect to Outside Directors and Outside Corporate Auditors

a. Concurrent Posts held by Outside Directors and Outside Corporate Auditors

(as of March 31, 2008)

Post in the Company	Name	Company Where Concurrent Post is Held	Concurrent Post	Relationship
Outside Directors	Mitsuo Someya	Kikkoman Corporation	Representative Director and Senior Executive Corporate Officer	Parent company
	Koji Negishi	Kikkoman Corporation	Executive Corporate Officer	Parent company
	Yoshimoto Aoki	Tone Coca-Cola Bottling Co., Ltd	Director and Executive Advisor	Subsidiary of parent company
		Kikkoman Corporation	Advisor	Parent Company
	Katsumi Yamaguchi	Kibun Foods, Inc.	Representative Director and Senior Executive Corporate Officer	
Outside Corporate Auditors	Tadao Kondo	Kikkoman Corporation	Director and Senior Executive Corporate Officer	Parent company
	Munefumi Kato	Kato Kigyo Co., Ltd.	Corporate Auditor	

(Notes) 1. Mr. Mitsuo Someya, Director of the Company, assumed the position of the Representative Director, President and COO of Kikkoman Corporation as of

April 1, 2008.

2. Mr. Tadao Kondo, corporate auditor of the Company, assumed the position of Representative Director and Senior Executive Corporate Officer of Kikkoman Corporation as of April 1, 2008.

3. Kikkoman Corporation is the parent company of the Company. The Company purchases products from Kikkoman Corporation.

4. The Company purchases products from Kibun Foods, Inc. and sells its products to Kibun Foods, Inc.

b. Principal Activities of Outside Directors and Outside Corporate Auditors

Post	Name	Principal Activities
Director	Mitsuo Someya	Attended all 15 Meetings of the Board of Directors held during the current fiscal year, and made appropriate statements necessary for discussions of agendas.
Director	Koji Negishi	Attended all 15 Meetings of the Board of Directors held during the current fiscal year, and made appropriate statements necessary for discussions of agendas.
Director	Yoshimoto Aoki	Attended 10 out of 11 Meetings of the Board of Directors since his assumption of office on June 20, 2007, and made appropriate statements necessary for discussions of agendas.
Director	Katsumi Yamaguchi	Attended 10 out of 11 Meetings of the Board of Directors since his assumption of office on June 20, 2007, and made appropriate statements necessary for discussions of agendas.
Corporate Auditor	Tadao Kondo	Attended all 15 Meetings of the Board of Directors held during the current fiscal year and all 12 Meetings of the Board of Corporate Auditors held during the current fiscal year, and made appropriate statements necessary for discussions of agendas.
Corporate Auditor	Munefumi Kato	Attended all 15 Meetings of the Board of Directors held during the fiscal year and all 12 Meetings of the Board of Corporate Auditors held during the current fiscal year, and made appropriate statements from a professional viewpoint as an attorney at law.

c. Matters with Respect to Limitation of Liability Agreement Between the Company and Outside Directors or Outside Corporate Auditors

The Company amended the Articles of Incorporation at the 85th Ordinary General Meeting of Shareholders held on June 23, 2006 to include a provision with respect to agreements limiting the liability of outside directors and outside corporate auditors.

The limitation of liability agreements which the Company has entered into with its outside directors and outside corporate auditors, pursuant to the Articles of Incorporation, may be outlined as follows:

(Limitation of Liability Agreement for Outside Directors)

In the event that an outside director, in the course of his or her duties, violates the law by willful misconduct, gross negligence and/or criminal activity, and thereby causes damage to the Company, the maximum amount for which such outside director shall be liable shall be the greater of (x) 10 million yen or (y) the amount stipulated by relevant laws and regulations.

(Limitation of Liability Agreement for Outside Corporate Auditors)

In the event that an outside corporate auditor, in the course of his or her duties, violates the law, by willful misconduct, gross negligence and/or criminal activity, and thereby causes damage to the Company, the maximum amount for which such outside corporate auditor shall be liable shall be the greater of (x) 10 million yen or (y) the amount stipulated by relevant laws and regulations.

d. Aggregate Amount of Remuneration Paid to Outside Directors and Outside Corporate Auditors

	Number of Outside Directors and Outside Corporate Auditors	Amount of Remuneration, etc. Paid by the Company	Remuneration, etc. from Parent Company or Subsidiary of such Parent Company
Aggregate Amount of Remuneration Paid to Outside Directors and Outside Corporate Auditors	6 people	¥5,640 thousand	¥96,002 thousand

IV. Accounting Auditor

(1) Name of Accounting Auditor

Ernst & Young ShinNihon

(2) Amount of Remuneration Paid to Accounting Auditor in the Current Fiscal Year

a. Remuneration paid to accounting auditor for the current fiscal year: ¥16,460 thousand

b. Total amount of money and other financial benefits payable by the Company and its subsidiaries: ¥18,732 thousand

(Note) No distinction is made under the agreement between the Company and the accounting auditor between the remuneration for audit services rendered pursuant to the Company Law and audit services rendered pursuant to the Securities and Exchange Law of Japan, and because such distinction cannot be made, the amount of remuneration paid to the accounting auditor in a fiscal year represents the total amount paid for these services.

(3) Description of Non-Auditing Services

The Company receives consultation services from the accounting auditor related to internal controls on financial reporting and the quarterly release of financial statements.

(4) Policy on Dismissal and Non-Reappointment of Accounting Auditor

N/A

V. Summary of Resolutions with Respect to the Improvement of Structural Systems, etc. to Ensure the Appropriateness of Business

(1) System to Ensure Compliance with Applicable Laws and Regulations as well as the Articles of Incorporation by Directors and Employees in Performing their Duties

The purpose of this system is to ensure compliance with applicable laws and regulations and the Articles of Incorporation, pursuant to the basic rules on compliance, the code of ethics, and rules on internal reporting. Compliance is assured by the Internal Audit Office.

(2) System for the Retention and Management of Information relating to the Performance of Duties by Directors

The Company shall properly retain and manage information regarding the exercise of duties by directors, pursuant to the document handling guidelines and the internal rules regarding managerial decisions.

(3) Rules and Systems with Respect to the Management of Risk of Loss

Each department shall be responsible for managing risks pertaining to their respective businesses. The management planning department shall play a central role in handling overall risk, pursuant to the basic internal rules on handling of management risks.

(4) System to Ensure the Efficiency of the Performance of Duties by Directors

The Company shall ensure efficiency by maintaining the segregation of duties of directors and employees, pursuant to the internal rules on segregation of duties and the internal rules on administrative authority.

(5) System to Ensure the Appropriateness of Business Operations of the Corporate Group Consisting of the Company, its Parent Company and Subsidiaries

The internal rules on handling of management risks, the basic rules on compliance, the code of ethics, and the rules on internal reporting shall also be applicable to subsidiaries. The Company shall establish collaborative structures with its subsidiaries, including the interchange of personnel. The Company shall also make periodic managerial reports to the CEO and directors who are in charge of subsidiaries of the parent company.

(6) System with Respect to Audit by Auditors

a. Matters Relating to Employees to Assist Corporate Auditors in the Event that a Request to Retain such Employee is made by Corporate Auditors

In the event that corporate auditors request the placement of employees to assist with its duties, employees shall be promptly appointed.

b. Matters Relating to the Independence from Directors of Employees who Assist Corporate Auditors

Employees who assist corporate auditors shall not receive instructions or orders from directors, and the personnel evaluation of such employees shall be conducted by corporate auditors.

c. System for Reporting by Directors and Employees to Corporate Auditors, and for Other Reports to be made to Corporate Auditors

Directors and executive officers must promptly report to corporate auditors the discovery of any facts that violate relevant laws and regulations, or that may potentially cause serious damage to the Company. In addition, the heads of the internal audit division and the management planning division must make reports to corporate auditors regarding the operation status of their divisions at least once a month.

d. Other Systems to Ensure the Effective Implementation of Audit by Corporate Auditors

Corporate auditors shall receive appropriate reports regarding the status of internal audits. Corporate auditors shall obtain prior approval from the Board of Corporate Auditors with respect to remuneration of the accounting auditor and non-audit service to be conducted by the accounting auditor, in order to oversee the accounting auditor and ensure the independence of the accounting auditor from directors.

Balance Sheet (Non-Consolidated)

(As of March 31, 2008)

(¥ thousands)

ASSETS		LIABILITIES	
Current Assets	5,073,574	**Current Liabilities**	8,972,654
Cash and deposits	456,188	Trade accounts payable	1,201,399
Trade notes receivables	178,112	Short-term loans payable	5,300,000
Accounts receivable	2,773,367	Long-term loans payable due within one year	839,600
Products	151,065	Other accounts payable	291,045
Finished goods	797,300	Accrued expenses	909,577
Raw materials	178,889	Income tax payable	184,216
Work in progress	6,322	Corporate tax payable	34,380
Supplies	226,914	Deposit received	15,965
Prepaid expenses	51,618	Allowance for employees' bonuses	186,938
Deferred tax assets	104,959	Other	9,530
Short-term loans	120,000		
Other	33,792	**Long-term Liabilities**	1,145,670
Allowance for doubtful accounts	(4,956)	Long-term borrowings	992,800
		Long-term deposit received	14,600
Fixed Assets	**20,676,835**	Allowance for retirement benefits	100,583
Property, plant and equipment	**19,285,864**	Allowance for officers' retirement benefits payable	37,687
Buildings	5,591,555	TOTAL LIABILITIES	**10,118,324**
Machinery and equipment	8,329,820	NET ASSETS	
Vehicles and delivery equipment	18,920	**Stockholders' equity**	**15,642,163**
Tools and furniture	271,605	**Common stock**	**3,585,338**
Land	3,774,776	**Capital surplus**	**2,720,894**
Construction in progress	5,924	Additional paid-in capital	2,720,803
		Other capital surplus	91
Intangible Assets	**218,372**	**Retained earnings**	**9,361,343**
Patent rights	2,918	Legal reserve	300,000
Rights to use facilities	9,734	Other retained earnings	9,061,343
Software	205,719	Reserve for deferred gains on sale of property	13,731
		General reserve	7,000,000
Investment and Other Assets	**1,172,598**	Retained earnings brought forward	2,047,611
Investment securities	438,054	**Treasury stock**	**(25,413)**
Investments in affiliated companies	108,935	**Difference of appreciation and conversion**	**(10,077)**
Long-term prepaid expenses	167,851	**Net unrealized gains on securities**	**(10,077)**
Deferred tax assets	153,654	TOTAL NET ASSETS	**15,632,085**
Deposit guarantees	210,372		
Membership	70,921		
Other	46,511		
Allowance for doubtful accounts	(23,701)		
TOTAL ASSETS	**25,750,410**	TOTAL LIABILITIES AND NET ASSETS	**25,750,410**

Statement of Income (Non-Consolidated)

(April 1, 2007 through March 31, 2008)

(¥ thousands)

	Amount
Net sales	**22,209,632**
Cost of sales	**16,244,419**
Gross profit	**5,965,213**
Selling, general, and administrative expenses	4,099,727
Operating income	**1,865,485**
Non-operating income	
Interest and dividend income	9,034
Charges receivable	2,507
Rent receivable	2,421
Other	3,403
Total	17,367
Non-operating expenses	
Interest expenses	81,432
Foreign exchange gain or loss	60,830
Write-down of inventories	28,966
Expenses related to share exchange	24,892
Other	371
Total	196,492
Recurring income	**1,686,360**
Extraordinary gain	
Amortization of net transition obligations as a result of gaining permission to amortize future severance and retirement benefits	405,868
Reversal of allowance for doubtful accounts	6,177
Total	412,045
Extraordinary loss	
Loss on sale of fixed assets	132,114
Other	2,105
Total	134,220
Net income before income taxes	**1,964,186**
Income taxes – current	532,031
Income taxes – deferred	278,140
Total	810,171
Net income	**1,154,014**

Statement of Changes in Stockholders' Equity

(From April 1, 2007 to March 31, 2008)

(¥ thousands)

	SHAREHOLDERS' EQUITY										
		CAPITAL SURPLUS			RETAINED EARNINGS						
						OTHER RETAINED EARNINGS					
	COMMON STOCK	CAPITAL RESERVE	OTHER CAPITAL SURPLUS	TOTAL CAPITAL SURPLUS	RETAINED SURPLUS	RESERVE FOR DEFERRED GAINS ON SALES OF PROPERTY	OTHER RESERVE	RETAINED EARNINGS CARRIED FORWARD	TOTAL RETAINED EARNINGS	TREASURY STOCK	TOTAL SHAREHOLDERS EQUITY
BALANCE AS OF MARCH 31, 2007	3,585,338	2,720,803	91	2,720,894	300,000	14,057	6,000,000	2,599,533	8,913,590	(25,016)	15,194,807
CHANGES OF ITEMS DURING THE ACCOUNTING PERIOD											
REVERSAL OF RESERVE FOR DEFERRED GAINS ON SALES OF PROPERTY						(325)		325	-		-
ACCUMULATED OTHER RESERVE							1,000,000	(1,000,000)	-		-
DIVIDEND FROM SURPLUS								(706,261)	(706,261)		(706,261)
NET INCOME								1,154,014	1,154,014		1,154,014
ACQUISITION OF TREASURY STOCK										(397)	(397)
NET CHANGES OF ITEMS OTHER THAN SHAREHOLDERS' EQUITY											
TOTAL CHANGES OF ITEMS DURING THE ACCOUNTING PERIOD						(325)	1,000,000	(551,921)	447,752	(397)	447,355
BALANCE AS OF MARCH 31, 2008	3,585,338	2,720,803	91	2,720,894	300,000	13,731	7,000,000	2,047,611	9,361,343	(25,413)	15,642,163

	VALUATION AND TRANSLATION ADJUSTMENTS		
	NET UNREALIZED HOLDING GAINS ON SECURITIES	TOTAL VALUATION AND TRANSLATION ADJUSTMENTS	TOTAL NET ASSETS
BALANCE AS OF MARCH 31, 2007	64,000	64,000	15,258,807
CHANGES OF ITEMS DURING THE ACCOUNTING PERIOD			
REVERSAL OF RESERVE FOR DEFERRED GAINS ON SALES OF PROPERTY			-
ACCUMULATED OTHER RESERVE			-
DIVIDEND FROM SURPLUS			(706,261)
NET INCOME			1,154,014
ACQUISITION OF TREASURY STOCK			(397)
NET CHANGES OF ITEMS OTHER THAN SHAREHOLDERS' EQUITY	(74,077)	(74,077)	(74,077)
TOTAL CHANGES OF ITEMS DURING THE ACCOUNTING PERIOD	(74,077)	(74,077)	373,278
BALANCE AS OF MARCH 31, 2008	(10,077)	(10,077)	15,632,085

Notes on Significant Accounting Policies

(1) Valuation of securities

- Shares of subsidiaries: Stated at cost using the moving average method
- Other securities
  - Securities with market value: Stated at fair value based on market prices at the end of the relevant period (unrealized holding gains and losses are accounted for as a component of stockholders' equity; cost of securities sold is determined using the moving average method).
  - Securities without market value: Stated at cost using the moving average method

(2) Valuation of inventories

Stated at cost using the moving average method (except for supplies and food products which are valued at last invoice cost method)

(3) Depreciation and amortization of fixed assets

a. Depreciation of property, plant and equipment

Straight-line method

Useful lives are as follows:

Buildings:	16 ~ 45 years
Structures:	15 ~ 30 years
Machinery and equipment:	9 ~ 10 years
Vehicles and delivery equipment:	4 ~ 7 years
Tools and furniture:	3 ~ 8 years

(Changes to accounting methods)

In accordance with revisions to the Corporate Tax Law, from the current fiscal year, property, plant and equipment acquired on or after April 1, 2007 are depreciated using the depreciation method based on the revised Corporate Tax Law.

The effect of the above changes on the Company's profit and loss is not material.

(Additional information)

In accordance with revisions of the Corporate Tax Law, from the current fiscal year, property, plant and equipment acquired on or before March 31, 2007 is depreciated using the depreciation method based on the Corporate Tax Law prior to revision. Accordingly, when the accumulated depreciation of plant and equipment reaches 5% of the acquisition price, in the following fiscal year of the fiscal year after reaching such depreciation the Company amortizes the difference between the amount equivalent to 5% of the acquired price and the nominal value of each asset in such group in a straight-line for 5 years, and includes such amount in depreciation.

b. Amortization of intangible fixed assets

Straight-line method

However, software for internal use is amortized using the straight-line method over its useful life of 5 years.

c. Long-term prepaid expenses

Straight-line method

Amortization period is 9 years.

(4) Allowances

a. Allowance for doubtful accounts

In order to prepare for credit losses on accounts receivable and loans, etc., an allowance equal to the estimated amount of uncollectible receivables is provided for general receivables based on a historical write-off ratio, and for bad receivables based on a case-by-case determination of collectibility.

b. Allowance for employees' bonuses

In order to prepare for the payment of bonuses to employees, the Company provides an allowance for employees' bonuses based on the period subject to the payment of bonuses.

c. Allowance for retirement bonuses

In order to provide for employee retirement benefits, an allowance is provided in an amount determined based on the estimated retirement benefit obligations and pension assets at the end of the fiscal year.

Any actuarial gains and losses are processed over 10 years starting from the fiscal year subsequent to its occurrence.

Past service liabilities are written-off during the fiscal year of their occurrence.

(Additional information)

Pursuant to the enactment of the Defined Benefit Pension Plan Law, the Company received approval from the Minister of the Health, Labor and Welfare Ministry on January 1, 2008 for an exemption from future benefit obligations with respect to the net transition obligations of the employees' pension plan. The amount to be returned at the end of the current fiscal year (the minimum liability reserve) is calculated to be ¥721,074 thousand. Assuming this minimum liability reserve was paid at the end of the current fiscal year, the expected gain which will arise under Article 44 Paragraph 2 of "Practical Guidelines for Accounting for Retirement Benefits" (Report No. 13 of the Accounting Committee of the Japanese Institute of Certified Public Accountants), is ¥250,709 thousand.

(5) Other significant matters for preparation of accounting documents

a. Accounting for consumption taxes

Consumption taxes are accounted for using the net-of-tax method.

b. Presentation of monetary amount

Amounts smaller than a thousand yen have been truncated.

NOTES TO:

(Balance Sheet)

1. Monetary receivables from or payable to affiliated companies

   (1) Short-term receivables from affiliated companies: ¥29,956 thousand

   (2) Short-term payables to affiliated companies: ¥66,683 thousand

2. Accumulated depreciation on property, plant and equipment: ¥11,481,006 thousand

3. Assets pledged as collateral and obligations with respect to collateral

   (1) Assets pledged as collateral

Building:	¥457,136 thousand
Land:	¥604,466 thousand
Total:	¥1,061,603 thousand

   (2) Secured borrowings

Short-term borrowing:	¥183,600 thousand
Long-term borrowing:	¥242,800 thousand
Total:	¥426,400 thousand

4. Contingent liabilities

   The Company provides a debt guarantee to the following affiliated company with respect to their borrowings from financial institutions.

   Aqua Foods Co., Ltd.: ¥14,415 thousand

(Statement of Income)

Volumes of transactions with affiliated companies are as follows:

Sales of products:	¥117,892 thousand
Purchases of products:	¥806,392 thousand
Residual return expenses:	¥23,652 thousand
Transactions other than business transactions:	¥4,459 thousand

(Statement of Changes in Net Assets)

1. Type and number of shares issued and outstanding and treasury stock

   - Type and number of shares issued and outstanding as of end of current fiscal year

     Common stock: 28,281,651 shares

   - Type and number of treasury stock as of end of current fiscal year

     Common stock: 31,521 shares

2. Matters related to distribution of surplus

(1) Dividend payment

(Resolution)	Type of shares	Aggregate amount of dividends	Funds for dividends	Dividends per share	Record date	Effective date
Meeting of the Board of Directors on May 15, 2007	Common stock	¥706,261 thousand	Retained earnings	¥25	March 31, 2007	June 21, 2007

(2) Dividends whose record date is attributable to the current fiscal year ended March 31, 2008 but to be effective in the next fiscal year

The following dividends have been approved:

(Resolution)	Type of shares	Aggregate amount of dividends	Funds for dividends	Dividends per share	Record date	Effective date
Meeting of the Board of Directors on May 15, 2008	Common stock	¥706,253 thousand	Retained earnings	¥25	March 31, 2008	June 2, 2008

(Per Share Information)

Net assets per share: ¥553.35

Net income per share: ¥ 40.85

(Employees' Pension and Retirement Benefits)

1. Summary of the employees' pension and retirement benefit plan

The Company maintains two types of contributory defined benefit plans, which are the lump-sum severance payment plan and the tax-qualified pension plan. The Kibun Employees' Pension Fund which the Company belongs to was established in August 1971.

The Company obtained approval for an exemption from future payment obligations of the employees' pension plan from the Minister of the Health, Labor and Welfare Ministry with respect to the net transition obligation of the employees' pension plan on January 1, 2008.

2. Liabilities for severance and retirement benefits

(¥ thousands)

(1) Projected benefit obligation	3,256,014
(2) Fair value of plan assets	2,299,582
(3) Unfunded pension obligation	956,432
(4) Unrecognized actuarial differences	878,649
(5) Prepaid pension cost	22,799
(6) Severance and retirement benefits	100,583

With respect to the return of the net transition obligation of the employees' pension plan, the amount to be returned at the end of the current fiscal year (the minimum liability reserve) is calculated to be ¥721,074 thousand. Assuming this minimum liability reserve was paid at the end of the current fiscal year, the expected gain which will arise if Article 44 Paragraph 2 of "Practical Guidelines for Accounting for Retirement Benefits" (Report No. 13 of the Accounting Committee of the Japanese Institute of Certified Public Accountants), is applied is ¥250,709 thousand.

3. Severance and retirement benefits expenses

(¥ thousands)

(1) Service cost	201,604
(2) Interest cost	66,751
(3) Expected return on plan assets	(101,045)
(4) Amortization of actuarial differences	52,954
(5) Amount of employees' contribution	(34,476)
(6) Amount contributed by seconded entity	(960)
(7) Severance and retirement benefit expenses	184,828

4. Basis for calculation of severance and retirement benefits

(1) Discount rate	2.0%
(2) Expected rate of return on plan assets	3.5%
(3) Periodic allocation of anticipated Severance and retirement benefits	Allocated equally to each service year
(4) Amortization of unrecognized actuarial differences	10 years
(5) Amortization of unrecognized prior service cost	Lump sum

(Deferred Income Taxes)

1. Significant components of deferred tax assets and liabilities

(¥ thousands)

Deferred tax assets	
Income tax payable	16,922
Allowance for employees' bonuses	76,065
Allowance for retirement benefits	40,927
Allowance for officers' retirement benefits	15,334
Other	128,062
Total deferred tax assets	277,311
Deferred tax liabilities	
Reserve for deferred gains on sale of property	(9,420)
Other	(9,277)
Total deferred tax liabilities	(18,697)
Net deferred tax assets and liabilities	258,613

2. Significant differences between the statutory tax rate and the effective tax rate (%)

Statutory tax rate	40.69
Permanent difference - expenses	0.30
Per capita residence taxes, etc.	0.94
Permanent difference - revenue	(0.06)
Tax credits to promote personnel investment and special deduction for experimental and research expenses	(0.05)
Other	(0.57)
Effective tax rate	41.25

/

Accounting Audit Report (Copy)

Independent Auditors' Audit Report

May 7, 2008

To: The Board of Directors
Kibun Food Chemifa, Co., Ltd.:

Ernst & Young ShinNihon

Takashi Yoshida
Engagement Partner
Certified Public Accountant

Shuji Sudo
Engagement Partner
Certified Public Accountant

We have audited the financial statements of Kibun Food Chemifa Co., Ltd. (the "Company") for its 87th fiscal year (April 1, 2007 through March 31, 2008), which included the balance sheet, statement of income, statement of changes in stockholders' equity, and their supporting schedules, for the purpose of reporting under the provisions of Article 436, Paragraph 2, Item 1 of the "Company Law." The management of the Company was responsible for the preparation of these financial statements and their supporting schedules, and our responsibility shall be limited to the expression of an independent opinion regarding the financial statements and their supporting schedules.

We conducted our audit in accordance with auditing standards generally accepted in Japan. The auditing standards require reasonable assurance that the financial statements and their supporting schedules do not contain any untrue statements of material fact. The audit was conducted based on an audit by testing, and included a review of the financial statements and their supporting schedules as a whole and an evaluation of the accounting policies adopted by the management, the application thereof, and the estimates prepared by the management. We believe that we have obtained a reasonable basis to form our opinion as a result of the audit.

In our opinion, the above financial statements and their supporting schedules properly present the financial position and the results of operations of the Company during the fiscal year, in all material respects, in conformity with accounting principles generally accepted in Japan.

We have no specific interest in the Company required to be stated by the provisions of the Certified Public Accountant Law.

End of Document

Board of Corporate Auditors' Audit Report (Copy)

Audit Report

This audit report was prepared by the Board of Corporate Auditors of Kibun Food Chemifa Co., Ltd. (the "Company") after deliberation, based on audit reports prepared by each Corporate Auditor with respect to the methods and results of audit concerning the performance of each director of his/her respective duties during the 87th fiscal year (April 1, 2007 through March 31, 2008). We hereby report as follows.

1. Methods of Audit by Corporate Auditors and the Board of Corporate Auditors, and its contents

In addition to establishing audit policies and audit plans for the fiscal year, and receiving reports from each Corporate Auditor on the status and results of the audit, the Board of Corporate Auditors received reports from directors and independent auditors on the performance of their duties and requested further explanations as deemed necessary.

In compliance with the standards for audit by corporate auditors established by the Board of Corporate Auditors, pursuant to the audit policies and audit plans for the fiscal year, each corporate auditor communicated with directors and the internal audit office, collected information and worked to improve the audit environment, attended meetings of the Board of Directors and other important meetings, received reports from directors and the internal audit office on the performance of their duties, requested further explanations as deemed necessary, reviewed important approved documents, and inspected the state of business operations and assets at the head office and other important branch offices. In addition, we monitored and reviewed the system to ensure compliance with applicable laws and regulations as well as the Articles of Incorporation by directors and employees in performing their duties, as well as the contents of resolutions of the meeting of the Board of Directors with respect to the development of a system as defined in Article 100, Paragraphs 1 and 3 of the Regulations for Enforcement of the Company Law, and the status of the systems (internal control system) that has been developed based on such resolutions, which are necessary to ensure proper operation of the Company.

With respect to subsidiaries, we communicated with and exchanged information with directors and corporate auditors, among others, of the subsidiaries, received business reports from subsidiaries as deemed necessary, and inspected the state of business operations and assets for the fiscal year. Based on the above methods, we reviewed the business report for the fiscal year.

In addition, we monitored and reviewed whether the Independent Auditors maintained their independence and conducted the audit properly, received reports from the independent auditors on the performance of their duties, and requested further explanations as deemed necessary. Furthermore, we were informed by the Independent Auditor that they are establishing a "System to ensure the appropriate performance of duties" (*Syokumu no Suikou ga Tekisetsu ni Okonawareru Koto o Kakuho Suru Tameno Taisei*) (Matters as defined in each Section of Article 159 of the Company Accounting Regulations) pursuant to "Quality control standards of audit" (*Kansa ni Kansuru Hinshitsu Kanri Kijyun*) (the Business Accounting Counsel, October 28, 2005), and requested explanations as deemed necessary. Based on the above methods, we reviewed the financial statements for the fiscal year (the balance sheet, statement of income, statement of changes in stockholders' equity) as well as their supporting schedules.

2. Results of Audit

(1) Results of audit of the business report

(i) The business report of the Company accurately presents the financial conditions of the Company in conformity with applicable laws and regulations and the Articles of Incorporation of the Company.

(ii) No irregularity or violation of applicable laws or regulations or the Articles of Incorporation of the Company was found with respect to the activities of the Directors.

(iii) Resolutions of the meeting of the Board of Directors with respect to the internal control system are appropriate.

In addition, there are no matters to be pointed out regarding the performance of duties of Directors with respect to the internal control system.

(2) Results of audit of the financial statements and their supporting schedules

The methods and results of audit performed by Ernst & Young ShinNihon, the independent auditor of the Company, are appropriate.

May 14, 2008

Board of Corporate Auditors of
Kibun Foods Chemifa Co., Ltd.

Mitsuru Sakakibara
Standing Corporate Auditor

Tadao Kondo
Corporate Auditor

Munefumi Kato
Corporate Auditor

(Note) Messrs. Tadao Kondo and Munefumi Kato, Corporate Auditors of the Company, are outside corporate auditors as defined in Article 2, Item 16 and Article 335, Paragraph 3 of the Company Law.

End of Document

Reference Documents for the Ordinary General Meeting of Shareholders

Propositions and information:

1st Agenda: Approval of the Share Exchange Agreement between the Company and Kikkoman Corporation

The Company and Kikkoman Corporation ("Kikkoman") entered into a basic agreement on February 26, 2008 to make the Company a wholly-owned subsidiary of Kikkoman through a share exchange (the "Share Exchange"). Based on the Basic Agreement, Kikkoman and the Company entered into a share exchange agreement (the "Share Exchange Agreement") pursuant to the resolutions passed at the respective meetings of the Board of Directors of both companies held on March 19, 2008.

It is hereby proposed that the conclusion of the Share Exchange Agreement be approved.

The scheduled effective date for the Share Exchange is August 1, 2008. Pursuant to Article 796, Paragraph 3 of the Company Law, Kikkoman plans to implement the Share Exchange without obtaining approval at its General Meeting of Shareholders.

Pursuant to the approval of this proposition, Kikkoman will become the parent company of the Company as of August 1, 2008, the effective date of the Share Exchange Agreement. Furthermore, the Company will become a wholly-owned subsidiary of Kikkoman, and the shares of the Company are expected to be delisted as of July 28, 2008 (the date of final of trading is scheduled to be July 25, 2008).

1. Reasons to conduct a share exchange

   The Company is dedicated to researching, developing and producing products for health and beauty based on using extraction technology on fermented products and on soybeans, seaweed and fish, and has established itself, with its soy milk business at the core, as a leading brand.

   Kikkoman has been developing its business globally in the fields of food and health under the guidance of its management philosophy of "providing high quality food and services". Kikkoman pursues the development and cultivation, tailored to global markets, of its leading brand of Kikkoman soy sauce and other businesses, including Soy Sauce Derivative Products Division (*tsuyu*, *tare* and other processed seasonings), the Sake and Wine Division, the health food business, and the bio business.

   As the policies of these companies are complementary, on February 26, 2004 the two companies decided to strengthen their respective beverage operations through cooperation and, since then, Kikkoman and the Company have continued to expand their businesses, cooperatively develop new products and increase efficiency by establishing a capital and business alliance relationship and effectively utilizing their mutual management resources. The companies' efforts to strengthen cooperation on a corporate level have been based on improving cooperative activities centered around the Del Monte Division of Kikkoman and the Soy Milk Division of the

Company - activities which include the cooperative development of chilled beverages and chilled soups, among others. As a result of the Company becoming a consolidated subsidiary of Kikkoman as of June 23, 2006, both companies have continued to work towards creating new synergies not just in the beverages business, but also in the new business fields of health foods and bio.

However, in recent years the prices of raw materials for food products and other commodities have continued their steep rise and the market has become increasingly competitive. Based on the drastically changing nature of the environment surrounding the two companies, Kikkoman decided that, in order to further strengthen the relationship between the two companies and speed up the capital and business alliance which the two companies have built up thus far, the Company should become a wholly-owned subsidiary of Kikkoman to ensure the success of the capital business alliance. Furthermore, the Company decided that becoming a wholly-owned subsidiary of Kikkoman is a measure necessary to improve corporate value in the drastically changing operating environment.

As described above, the purpose of this transaction is to make the Company a wholly-owned subsidiary of Kikkoman, and based on the belief of both companies in the importance of this transaction being conducted promptly and effectively, Kikkoman and the Company have decided the form of the transaction will be a share exchange.

After the Share Exchange, as a result of not just taking measures such as unifying management and pursuing cooperative development, but also promoting the functional enhancement of both companies using a structure into which the management resources of both companies can be promptly and effectively invested, Kikkoman and the Company intend to continue the steady implementation of growth strategies for the mid- to long-term as a group, and improve the corporate value of both companies.

Thereafter, both companies will consider functional enhancements and improvements to efficiency to be made in the following areas:

- the beverages field (R&D, Marketing, Manufacturing, Sales, Distribution)
- the bio and chemical products field (R&D, Marketing, Manufacturing, Sales)
- ancillary operations

2. Summary of the Share Exchange Agreement

The contents of the Share Exchange Agreement concluded between the Company and Kikkoman on March 19, 2008 are as follows:

Share Exchange Agreement (copy)

This share exchange agreement (the "Agreement") is entered into between Kikkoman Corporation ("Kikkoman") and Kibun Food Chemifa Co., Ltd. ("Kibun Food Chemifa").

Article 1 (Share Exchange)

In accordance with the provisions set forth herein, Kikkoman and Kibun Food Chemifa shall conduct a share exchange (the "Share Exchange"), through which Kikkoman shall become the parent company and Kibun Food Chemifa shall become the wholly-owned subsidiary.

Article 2 (Shares to be Issued at the Time of the Share Exchange and Allocation thereof)

1. The shares of Kikkoman common stock that Kikkoman will issue through the Share Exchange will be calculated by multiplying the total number of shares of common stock of Kibun Food Chemifa ("Kibun Food Chemifa Shares") owned by those shareholders, including beneficial shareholders, whose names are registered or recorded on the final Kibun Food Chemifa shareholders' register, including the beneficial shareholders' register, (the "Shareholders' Register"), excluding Kikkoman (the "Shareholders"), as of the day immediately preceding the effective date of the Share Exchange (as defined below in Article 4), by the share exchange ratio. Such share exchange ratio (the "Share Exchange Ratio") shall be the ratio calculated according to the following formula:

   Share Exchange Ratio = ¥1,100/Kikkoman Average Share Price

   The following terms shall have the respective meanings defined below:

   "Kikkoman Average Share Price" shall mean the volume weighted average price of Kikkoman common stock traded on the Tokyo Stock Exchange on each of the trading days in the Valuation Period (as defined below).

   The "Valuation Period" shall be the 5 trading days between July 10, 2008 and July 16, 2008, inclusive.

   The Share Exchange Ratio shall be rounded off at the thousandth place.

2. With respect to the allocation of the Kikkoman Shares to be delivered pursuant to the foregoing provision, Kikkoman will allocate shares to those Shareholders whose names are registered or recorded on the final Kibun Food Chemifa Shareholders' Register, excluding Kikkoman, as of the day immediately preceding the effective date of the Share Exchange, provided that, with respect to shareholders of Kibun Food Chemifa who have exercised their right to demand that the shares they hold be purchased by Kibun Food Chemifa based on the provisions of Article 785 of the Company Law, Kibun Food Chemifa shall be considered to be the registered or recorded shareholder. Shareholders will receive a number of ordinary shares of Kikkoman calculated by multiplying the number of shares of common stock of Kibun Food Chemifa that each Shareholder

owns by the Share Exchange Ratio.

Article 3 (Paid-In Capital and Capital Reserve)

The amounts of the increase in paid-in capital and capital reserve as a result of the Share Exchange are as follows:

(1)	Paid-in capital:	0 yen
(2)	Capital reserve:	The minimum amount by which capital reserve must be increased, pursuant to relevant laws and regulations
(3)	Earned reserves:	0 yen

Article 4 (Effective Date)

The effective date of the Share Exchange shall be August 1, 2008 (the "Effective Date"). Provided, however, that this date may be changed, upon mutual consultation between Kikkoman and Kibun Food Chemifa, if such change is deemed necessary in the course of proceeding with the procedures for the Share Exchange.

Article 5 (General Meeting of Shareholders Pertaining to the Agreement)

1. Pursuant to Article 796, Paragraph 3 of the Company Law, Kikkoman shall implement the Share Exchange without obtaining approval at a general meeting of Kikkoman shareholders; provided, however, that if the approval of a general meeting of Kikkoman shareholders is required pursuant to Article 796, Paragraph 4 of the Company Law, Kikkoman shall, before the day preceding the Effective Date, request the approval of the Agreement and resolutions with respect to any other matters required to be determined in order to affect the Share Exchange at a general meeting of Kikkoman shareholders.

2. Kibun Food Chemifa shall request the approval of the Agreement and resolutions with respect to any other matters required to be determined in order to affect the Share Exchange at the extraordinary general meeting of shareholders scheduled to be held on June 18, 2008; provided, however, that this may be changed, pursuant to consultation with Kikkoman, if such change is deemed necessary in the course of proceeding with the procedures for the Share Exchange.

Article 6 (Management of Company Assets and Related Matters)

Following the execution of the Agreement and until the Effective Date, Kikkoman and Kibun Food Chemifa shall carry on their respective businesses and carry out the management and operation of their respective assets with the due care required of a good manager. Any action that may result in a material change to the financial condition of either company, including corporate restructuring, an increase or decrease in capital, new borrowing, new investment and lending, and changes to the levels of employees' wages or salaries, or any action which may have a material impact on the Share Exchange, shall be carried out pursuant to separate agreement following consultation between Kikkoman and

Kibun Food Chemifa.

Article 7 (Change of Conditions to the Share Exchange and Termination of the Agreement)

Kikkoman or Kibun Food Chemifa may, pursuant to separate consultation, change the conditions to the Share Exchange or terminate the Agreement if (i) circumstances arise which may significantly negatively impact or alter the financial condition or business results of either Kikkoman or Kibun Food Chemifa during the period between the date of execution of the Agreement and the day preceding the Effective Date, or (ii) the requirement of licenses or submissions (including any that may be required pursuant to U.S. securities laws or other overseas law or regulation) or other various factors results in a material impediment to the implementation of the Share Exchange, or the incurrence of a material liability upon the implementation of the Share Exchange.

Article 8 (Validity of the Agreement)

The Agreement shall become void if, before the day preceding the Effective Date, (i) the approval at a general meeting of Kikkoman shareholders set forth in Paragraph 1 of Article 5 hereof has not been obtained (provided, however, that this shall only apply where such approval is required pursuant to Article 796, Paragraph 4 of the Company) or (ii) the approval at a general meeting of shareholders of Kibun Food Chemifa set forth in Paragraph 2 of Article 5 hereof has not been obtained.

Article 9 (Matters Subject to Consultation)

Matters other than those provided for in the Agreement that are necessary to effect the Share Exchange shall be determined through mutual consultation between Kikkoman and Kibun Food Chemifa in accordance with the provisions of the Agreement.

In witness whereof, the parties hereto have made this Agreement in duplicate and Kikkoman and Kibun Food Chemifa have affixed their respective names and seals thereon, and each party shall retain one copy thereof.

Date: March 19, 2008

KIKKOMAN CORPORATION

Name: Yuzaburo Mogi
Title: Chairman of the Board and CEO
Address: 250 Noda, Noda-shi, Chiba

KIBUN FOOD CHEMIFA CO., LTD.

Name: Toshihiko Shigeyama
Title: President
Address: 2-1-1 Irifune, Chuo-ku, Tokyo

End of Document

3. Summary of Article 184 of the Company Law Enforcement Regulations

(1) Appropriateness of Consideration in the Share Exchange

a. Appropriateness of the total number of shares to be allocated in the Share Exchange and allocation thereof

In order to guarantee the fairness and appropriateness of the calculation of the share exchange ratio Kikkoman sought the specialist opinion of KPMG FAS Co., Ltd. ("KPMG FAS"), and the Company sought the specialist opinion of GCA Savvian Advisors, LLC ("GCAS") as third party appraisers, and requested each company to conduct a calculation of the share exchange ratio in the Share Exchange (the "Share Exchange Ratio Calculation").

Kikkoman and the Company, together with their respective third party appraisers, have been conducting detailed discussions, taking into consideration various factors, such as the respective financial conditions of the two companies, the condition of their assets, future profits including financial forecasts, and trends of the market price. As a result, Kikkoman will allocate shares to those shareholders, including beneficial shareholders, whose names are registered or recorded on the final Company shareholders' register, including the beneficial shareholders' register (the "Shareholders' Register"), excluding Kikkoman, as of the day immediately preceding the effective date of the Share Exchange, provided that, with respect to shareholders of the Company who have exercised their right to demand that the shares they hold be purchased by the Company, based on the provisions of Article 785 of the Company Law, the Company shall be considered to be the registered or recorded shareholder (the "Shareholders"). Shareholders will receive a number of ordinary shares of Kikkoman calculated by multiplying the number of shares of common stock of the Company that each Shareholder owns by the share exchange ratio (the "Share Exchange Ratio"), which has been calculated according to the method described below (such method and system to be referred to as the "Floating Exchange Rate System"):

Share Exchange Ratio = ¥1,100/Kikkoman Average Share Price

Because one unit of the Company shares consists of 100 shares and one unit of Kikkoman shares consists of 1,000 shares, it has been assumed that a considerable number of the Company's Shareholders will ultimately hold shares constituting less than one unit of Kikkoman shares after shares have been issued to them in the Share Exchange. In consideration of this particular aspect of the Share Exchange, and based on the idea that the utmost consideration should be afforded to the shareholders of the Company, the calculation method for the Share Exchange Ratio has also been the subject of consultation between Kikkoman and the Company. As a result of this consultation, it was decided that the Floating Exchange Rate System would be used in the Share Exchange.

Subsequently, Kikkoman and the Company engaged in serious discussions with respect to the value of the shares of the Company, with reference to the results of the analysis of the index value of share value per share ("Per Share Value"), which formed the basis for the calculation of the Share Exchange Ratio obtained from the respective third party appraisers. While taking into consideration the results produced by a number of other calculation methods, such as the market price analysis, both companies ultimately relied on the analytical results derived from using the discounted cash flow analysis ("DCF analysis"), which comprehensively considered the financial conditions, operating conditions and business plans including expected future profits. Kikkoman and the Company each determined that, within the scope of the results obtained by the respective third party appraisers, 1,100 yen per share was appropriate, and accordingly an agreement was reached between the parties.

With respect to the value of the Kikkoman shares that will serve as consideration in the Share Exchange, although it would have been preferable to use the value of such shares on the day immediately preceding the effective date of the Share Exchange because the Floating Share Exchange Rate System is being used, Kikkoman and the Company have provided for a period in which to comply with the obligations prescribed by the Japan Securities Depository Center ("JSDC") which must be fulfilled prior to the effective date, and have decided that it is appropriate to use an average of the volume weighted average price per share on each of the trading days in a certain period immediately preceding such compliance period.

KPMG FAS analyzed the Per Share Value of the Company shares, which formed the basis for the calculation of the Share Exchange Ratio, in accordance with the market price analysis, the DCF analysis and a number of other commonly-accepted calculation methods, and, based on the following chart, explained the implications to Kikkoman of the results produced by each calculation method in light of the Share Exchange.

	Calculation Method	Range of the Per Share Value on which the Calculation of the Share Exchange Ratio is Based
1.	Market price analysis	Between 730 yen and 848 yen
2.	DCF analysis	Between 964 yen and 1,138 yen

(Note) The reference date was set at February 26, 2008 for the market price analysis, and analyses were conducted using the simple average of closing prices of the stock for a period between one month and the reference date, and three months and the reference date. The market value of the Company subsequent to the announcement of the Basic Agreement on February 26, 2008 was also analyzed.

GCAS conducted a valuation of the Per Share Value of the shares of the Company in accordance with an analysis by which a certain premium observed in comparable M&A transactions is added to the relevant market price, the DCF analysis and a number of other commonly-accepted calculation methods, and, based on the following chart, explained the implications to the Company of the results produced by each calculation method in light of the Share Exchange.

	Calculation method	Range of the Per Share Value on which the Calculation of the Share Exchange Ratio is based
1.	Market price analysis (with addition of premium in accordance with comparable M&A transactions)	Between 819 yen and 1,071 yen
2.	DCF analysis	Between 876 yen and 1,266 yen

(Note) The reference date was set at February 26, 2008 for the market price analysis, and analyses were conducted using the volume weighted average stock price during the periods (i) one week before such reference date, (ii) one month before such reference date, and (iii) three months before such reference date. In addition, GCAS conducted an analysis in which a premium, observed from past transactions which are accepted as being comparable to the transaction under consideration, is added. The market value of the Company subsequent to the announcement of the Basic Agreement on February 26, 2008 was also considered.

b. Appropriateness of paid-in capital and earned reserve

The amounts of the expected increase in paid-in capital and capital reserve as a result of the Share Exchange are as follows:

Paid-in capital: 0 yen

Capital reserve: The minimum amount by which capital reserve must be increased, pursuant to relevant laws and regulations

Earned reserves: 0 yen

The above amounts of paid-in capital and capital reserve are considered appropriate in light of the relevant laws and regulations and the capital policies of Kikkoman.

c. Reason for electing to use shares as consideration in the Share Exchange

The Company and Kikkoman have elected to use shares of Kikkoman, the company that will become the parent company through the Share Exchange, as consideration in the Share Exchange.

Because the common stock of Kikkoman, which will serve as consideration in the Share Exchange, is listed on the Tokyo Stock Exchange and the Osaka Securities Exchange, even after the Share Exchange the opportunity to trade the common stock of Kikkoman in each market is ensured.

Because the Share Exchange is being conducted to improve the corporate value of both companies, Kikkoman would like to be able to satisfy the expectations of its shareholders, including those shareholders of the Company who will hereafter own shares of common stock of Kikkoman.

d. Matters considered in order to avoid causing detriment to the interests of the Company Shareholders

Because Kikkoman already holds the majority of the shareholder voting rights of the Company, as one of the measures taken to guarantee the fairness and appropriateness of the Share Exchange Ratio and other conditions of, and procedures involved in, the Share Exchange, Kikkoman appointed KPMG FAS and the Company appointed GCAS as third party appraisers, and requested each company to conduct a Share Exchange Ratio Calculation. Furthermore, Kikkoman appointed Nagashima Ohno & Tsunematsu, and the Company appointed Nakamura Tsunoda & Matsumoto as legal advisors, and received legal advice and explanations from such respective legal advisors concerning the conditions and procedures involved in the Share Exchange.

Subsequently, as a result of careful negotiations and discussions between Kikkoman and the Company with respect to whether the implementation of the Share Exchange would contribute to the improvement of their respective corporate values, and whether the Share Exchange Ratio and other conditions of the Share Exchange were fair and appropriate to provide the utmost consideration in the interests of the shareholders of each company, the Board of Directors of Kikkoman and the Board of Directors of the Company approved the Share Exchange Agreement, which includes the details of the Share Exchange Ratio, at their respective meetings.

One of the seven directors on the Board of Directors of the Company is also the Chairman and CEO of Kikkoman. Accordingly, he did not participate in the above-mentioned deliberations and resolutions of the Board of Directors of the Company because of potential conflicts of interest in respect of such matters. Furthermore, from the standpoint of avoiding a conflict of interest, one director of the Company who is also an executive officer of Kikkoman did not participate in the above-mentioned deliberations and resolutions of the Board of Directors of the Company. In addition, from the same standpoint, one of the auditors of the Company, who is also a director and outside corporate auditor for Kikkoman, did not participate in the deliberations or express an opinion with respect to the Share Exchange.

Amongst the five directors of the Company who participated in the resolutions, one who also acts as an advisor to Kikkoman, and one who is also an employee of Kikkoman, do not execute their duties on behalf of Kikkoman, and are not in positions where they will be able to participate in the Share Exchange at Kikkoman.

(2) Reference material pertaining to consideration in the Share Exchange

a. Articles of Incorporation of Kikkoman Corporation

* * * * *

ARTICLES OF INCORPORATION OF KIKKOMAN CORPORATION

CHAPTER I. GENERAL PROVISIONS

Article 1 (Trade Name)

The company shall be called "Kikkoman Kabushiki Kaisha" in Japanese and shall be expressed in English as "KIKKOMAN CORPORATION" (the "Company").

Article 2 (Objectives)

The objective of the Company shall be to engage in the following business activities:

1. Production and marketing of soy sauces, sauces, tomato ketchup, and related food seasonings and flavorings
2. Production and marketing of *mirin* (sweet *sake* for cooking), fruit liquor, and other *sake* and wine
3. Production and marketing of carbonated drinks, juices, and other beverages
4. Production and marketing of delicatessen items, rice, noodles, and processed soybean products
5. Production and marketing of processed agricultural and marine food products and livestock feed
6. Production and marketing of medicines, quasi-drugs, industrial use enzymes, reagents, and other chemicals
7. Production and marketing of health foods, functional foods, and their ingredients
8. Development and marketing of production machinery and automated systems for food, medicines, and livestock feed
9. Marketing of dishes, cooking tools, and business equipment

10. Management of restaurants and coffee shops
11. Administration of athletic clubs, swimming schools, and other sports facilities
12. Leasing and management of real estate and car parking centers
13. Operation of delivery trucks and warehouse facilities
14. Production and marketing of plant seedlings, fruits and vegetables, compost, and garden fertilizers and provisions of gardening advisory services
15. Environmental health monitoring, testing activities, and certification
16. Agent business for property and casualty insurance
17. Money lending, financing, foreign exchange transactions, fund management, and agency business of the foregoing, with respect to business of affiliated companies, among others
18. All the businesses ancillary or related to businesses prescribed 1 through 17 above

Article 3 (Location of Head Office)

The Company shall have its head office in Noda-shi, Chiba.

Article 4 (Organization)

In addition to general meetings of shareholders and Directors, the Company shall have the following organizations:

(1) Board of Directors

(2) Corporate Auditors

(3) Board of Corporate Auditors

(4) Accounting Auditor

Article 5 (Method of Public Notice)

The method of the Company's public notice shall be electronic; provided that public notice may be made in the Nikkei, in the event that the Company is unable to give notice electronically due to accident or other unavoidable reasons.

CHAPTER II. SHARES

Article 6 (Total Number of Issuable Shares)

The total number of the Company's issuable shares shall be six hundred million (600,000,000) shares.

Article 7 (Acquisition of Treasury Shares)

The Company may, pursuant to the provision of Article 165, Paragraph 2 of the Company Law, acquire treasury shares through market transactions, among others, based on the resolution of the Board of Directors.

Article 8 (Number of Shares Constituting One Unit of Shares)

The number of shares of the Company constituting one unit of shares shall be one thousand (1,000) shares.

Article 9 (Issuance of Share Certificates)

1. The Company shall issue share certificates representing its shares.
2. Notwithstanding the preceding paragraph, the Company shall not issue any share certificates constituting less than one unit of shares, unless the Share Handling Regulations provide otherwise.

Article 10 (Rights Concerning Shares Constituting Less Than One Unit of Shares)

A shareholder (including beneficial shareholders, hereinafter the same) of the Company may not exercise his or her rights relating to the shares constituting less than one unit of shares that such shareholder holds other than those rights listed below:

(1) Each of the rights provided in Article 189, Paragraph 2 of the Company Law;

(2) The right to make a request pursuant to the provisions of Article 166, Paragraph 1 of the Company Law;

(3) The right to receive an allocation of offered shares and offered stock acquisition rights pursuant to the number of shares held by the shareholder;

(4) The right to make a request as defined in Article 11 below.

Article 11 (Additional Purchases of Shares Constituting Less Than One Unit of Shares)

1. A shareholder of the Company who holds shares constituting less than one unit of shares may, pursuant to the provisions of the Share Handling Regulations, request that the Company sell to such shareholder the number of shares needed to constitute one unit of shares.
2. In the event the request described in the preceding paragraph is made, the Company may refuse such request if the Company does not have the number of shares to sell.

Article 12 (Share Registration Agent)

1. The Company shall have a share registration agent.
2. The share registration agent and the location of its handling office shall be determined by resolution of the Board of Directors and public notice shall be given thereof.

3. Preparation of, and maintenance and other business concerning, the shareholders' register (including beneficial shareholders' register, hereinafter the same), the register for stock acquisition rights and the register for lost share certificates shall be commissioned to the share registration agent and shall not be handled by the Company.

Article 13 (Share Handling Regulations)

The handling of shares of the Company and fees, other than those provided for in laws and regulations or in these Articles of Incorporation, shall be governed by the share handling regulations to be prescribed by the Board of Directors.

Article 14 (Authority to Grant Stock Acquisition Rights without payment of Consideration)

Matters related to grant of stock acquisition rights without payment of consideration shall be determined, other than the resolution of the Board of Directors, by the resolution of the general meeting of shareholders or the resolution of the Board of Directors based on delegation by the resolution of the general meeting of shareholders.

CHAPTER III. GENERAL MEETING OF SHAREHOLDERS

Article 15 (Convocation of General Meeting of Shareholders)

The ordinary general meeting of shareholders shall be convened in June each year and the extraordinary general meeting of shareholders shall be convened at any time whenever necessary.

Article 16 (Record Date for Ordinary General Meeting of Shareholders)

The record date to determine voting rights at the ordinary general meeting of shareholders shall be March 31 of each year.

Article 17 (Convener and Chairman of General Meeting of Shareholders)

1. Unless otherwise provided for by laws and regulations, the general meeting of shareholders shall be convened and chaired by the Representative Director who is determined by the resolution of the Board of Directors.
2. In the event that the Representative Director in the preceding paragraph is unable to convene and chair the meeting, a different director shall take his/her place in the order predetermined by the Board of Directors.

Article 18 (Internet Disclosure and Deemed Provision of Reference Documents for General Meeting of Shareholders, etc.)

The Company may, in connection with the convocation of a general meeting of shareholders, deem the information concerning matters to be stated or indicated in the reference documents for a general meeting of shareholders, business report, statement of accounts and consolidated statement of account to have been provided to the shareholders by disclosing such information through the internet pursuant to the applicable rules and the Ministry Ordinance of the Ministry of Justice.

Article 19 (Method of Resolutions)

1. Unless otherwise provided for by laws and regulations or by the Articles of Incorporation, resolutions of general meetings of shareholders shall be adopted by a majority vote of the total voting rights of the shareholders present at the meeting who are entitled to exercise their voting rights.

2. Resolutions of general meetings of shareholders set forth in Article 309, Paragraph 2 of the Company Law shall be adopted by the affirmative vote of two-thirds of the total voting rights of shareholders who are entitled to exercise their voting rights, and a quorum for the meeting shall require the presence of shareholders holding at least one-third (1/3) of the total voting rights.

Article 20 (Restriction on Voting by Proxy)

A shareholder may exercise his/her voting right by entrusting one proxy, who shall be another shareholder, to exercise his/her voting rights.

CHAPTER IV. DIRECTORS AND THE BOARD OF DIRECTORS

Article 21 (Number of Directors)

The number of directors of the Company shall be no more than fifteen (15).

Article 22 (Election of Directors)

1. Directors shall be elected by the resolution of the general meeting of shareholders.

2. A resolution to elect directors shall be adopted by a majority of votes at a meeting where a quorum for the meeting requires one-third (1/3) or more of the voting rights of all shareholders who are entitled to exercise their voting rights.

3. Cumulative voting shall not be used for election of directors.

Article 23 (Term of Office of Directors)

The term of office of directors shall expire at the close of the ordinary general meeting of shareholders pertaining to the last fiscal year ending within one (1) year after appointment.

Article 24 (Representative Directors and Directors with Titles)

1. The Board of Directors shall by its resolution elect one or more Representative Directors.

2. The Board of Directors may by its resolution elect one Chairman of the Board and one Director and President, respectively, as well as several Vice Chairmen of the Board, and Directors and Vice Presidents.

Article 25 (Convener and Chairman of Meeting of the Board of Directors)

The meeting of the Board of Directors shall, unless otherwise provided for by laws and regulations, be convened and chaired by a person who is elected by the resolution of the Board of Directors.

Article 26 (Convocation Notice of the Board of Directors)

The convocation notice of the Board of Directors shall be sent to each director and corporate auditor at least three (3) days prior to the date set for the meeting; provided, however, that such period may be shortened in the case of urgency.

Article 27 (Omission of Resolutions of the Board of Directors)

When the requirements Article 370 of the Company Law are satisfied, the Company shall deem that resolutions of the Board of Directors have been adopted.

Article 28 (Regulations of the Board of Directors)

Any matters concerning the Board of Directors shall be governed by the regulations of the board of Directors to be prescribed by the Board of Directors, in addition to the laws and ordinances or these articles of incorporation.

Article 29 (Remuneration, etc. of Directors)

Remuneration, bonuses and other financial interests received by directors from the Company as compensation for undertaking their functions ("Remuneration, etc.") shall be determined at a general meeting of shareholders.

Article 30 (Exemption of Directors' Liabilities)

1. In the event that directors' (including persons who have previously served as the Company's directors) liabilities provided in Article 423, Paragraph 1 of the Company Law fall under the requirements as defined in the laws and regulations, the Company may, by resolution of the Board of Directors, exempt up to an amount which is calculated by deducting the minimum amount of liabilities as defined in the laws and regulations from the amount of liabilities.

2. In the event that liabilities provided in Article 423, Paragraph 1 of the Company Law fall under the requirements as defined in the laws and regulations, the Company may enter into contracts with its outside directors to limit their liabilities, provided that the maximum amount of liabilities under such contracts shall be either an amount predetermined above (10 million yen) or the minimum liability amount of required by laws and regulations, which ever is higher.

CHAPTER V. CORPORATE AUDITORS AND THE BOARD OF CORPORATE AUDITORS

Article 31 (Number of Corporate Auditors)

The number of corporate auditors of the Company shall be no more than five (5).

Article 32 (Election of Corporate Auditors)

1. Corporate auditors shall be elected at the general meeting of shareholders.
2. A resolution to elect corporate auditors shall be adopted by a majority of votes at a meeting where a quorum for the meeting requires one-third (1/3) or more of the total voting rights of the shareholders who are entitled to exercise their voting rights.

Article 33 (Term of Office of Corporate Auditors)

1. The term of office of corporate auditors shall expire at the close of the ordinary general meeting of shareholders pertaining to the last fiscal year ending within four (4) years after appointment.
2. The term of office of a corporate auditor elected to fill a vacancy of another corporate auditor, who has retired before the expiration of such corporate auditor's term of office, shall be until the term of office of such predecessor.

Article 34 (Standing Corporate Auditor(s))

The Board of Corporate Auditors shall by its resolution elect standing corporate auditor(s).

Article 35 (Convocation Notice of the Board of Corporate Auditors)

The convocation notice of the Board of Corporate Auditors shall be sent to each corporate auditor at least three (3) days prior to the date set for the meeting; provided, however, that such period may be shortened in the case of urgency.

Article 36 (Regulations of the Board of Corporate Auditors)

Any matters concerning the Board of Corporate Auditors shall be governed by the regulations of the Board of Corporate Auditors to be prescribed by the Board of Corporate Auditors in addition to the laws and ordinances or these articles of incorporation.

Article 37 (Remuneration, etc. of Corporate Auditors)

Remuneration and other related matters of corporate auditors shall be determined at a general meeting of shareholders.

Article 38 (Indemnities of Corporate Auditors)

1. In the event that corporate auditors' (including persons who have previously served as the Company's corporate auditors) liabilities provided in Article 423, Paragraph 1 of the Company

Law fall under the requirements as defined in the laws and regulations, the Company may, by resolution of the Board of Directors, exempt up to an amount which is calculated by deducting the minimum amount of liabilities as defined in the laws and regulations from the amount of liabilities.

2. In the event that liabilities provided in Article 423, Paragraph 1 of the Company Law fall under the requirements as defined in the laws and regulations, the Company may enter into contracts with its outside corporate auditors to limit their liabilities, provided that the maximum amount of liabilities under such contracts shall be either an amount predetermined above (10 million yen) or the minimum liability amount required by law and regulations, which is ever is higher.

CHAPTER VI. ACCOUNTING AUDITOR(S)

Article 39 (Accounting Auditor(s))

Accounting auditor(s) shall be elected at the general meeting of shareholders.

Article 40 (Term of Office of Accounting Auditor(s))

1. The term of office of accounting auditor(s) shall expire at the close of the ordinary general meeting of shareholders pertaining to the last fiscal year ending within one (1) year after appointment.

2. Unless otherwise resolved at the ordinary general meeting of shareholders mentioned in the preceding paragraph, accounting auditor(s) shall be deemed to have been re-elected at such ordinary general meeting of shareholders.

Article 41 (Remuneration, etc. of Accounting Auditors)

Remuneration and other related matters of accounting auditors shall be determined by the Representative Director upon obtaining consent of the Board of Corporate Auditors.

CHAPTER VII. ACCOUNTING

Article 42 (Fiscal Year)

The fiscal year of the Company shall be the one (1) year period starting from April 1 of each year and ending on March 31 of the following year.

Article 43 (Record Date for Distribution of Surplus)

The record date for the distribution of fiscal-year-end dividends of the Company shall be March 31 of each year.

Article 44 (Interim Dividend)

The Company may distribute interim dividends with a record date of September 30 of each year.

Article 45 (Expiration for Dividend Payment)

1. If the asset to be distributed as dividends is cash and if such cash is not received within three (3) years after the date on which the Company commenced payment thereof, the Company shall be released from the obligation to make such payment.

2. The Company shall not pay interest on unpaid dividends.

(Amended on June 26, 2007)

(Change of Trade Name)

November 19, 1924	First Articles of Incorporation was created
	Noda Shoyu Jozo Co., Ltd.
April 1, 1925	Noda Shoyu Co., Ltd.
October 19, 1964	Kikkoman Shoyu Co., Ltd.
October 19, 1980	Kikkoman Corporation

End of Document

* * * * *

b. Conversion of consideration in the Share Exchange into cash

Kikkoman shares are traded on the First Section of the Tokyo Stock Exchange and the First Section of the Osaka Securities Exchange.

Kikkoman shares may be traded through ordinary securities broker/dealer companies throughout Japan.

c. Market price of consideration in the Share Exchange

The average closing price of Kikkoman shares traded on the Tokyo Stock Exchange during the 3 month period prior to the business day preceding the date on which the Share Exchange was announced (March 19, 2008) is 1,327 yen.

Please refer to the website of the Tokyo Stock Exchange (http://www.tse.or.jp/) for information with respect to the most recent market price of Kikkoman Shares and other related matters.

(3) Financial Reports

Please refer to the enclosed "Reference Documents for the 87th Extraordinary General Meeting of Shareholders - Agenda 1 Supplement" for Kikkoman financial statements pertaining to the most recent fiscal year and other related information.

(4) Substantial Dispositions of the Property of either Party to the Share Exchange Subsequent to the Final day of the Most Recent Fiscal Year

a. The Company

The distribution of dividends from retained earnings was approved at the meeting of the Board of Directors held on May 15, 2008.

Because the resolution was consistent with the policy described above (Item 11 "Basic Policy on Distribution, etc. of Surplus" of the Business Report (page 8), please refer to the relevant section of such business report.

b. Kikkoman

No applicable dispositions.

2nd Agenda: Election of five directors

Upon the closing of this general meeting of shareholders, all directors (seven) will conclude their terms of offices as directors. It is hereby proposed that five directors be elected.

The candidates for directors are as follows:

No.	Name (Date of birth)	Profile, and position and responsibility in the Company[Representative position held in other companies, etc.]	Number of shares of the Company held
1	Toshihiko Shigeyama (November 24, 1947)	April 1970: Joined Kibun Foods, Inc. (currently Kibun Food Co., Ltd.) November 1986: Director of Kibun Foods, Inc. April 1992: Managing Director of Kibun Foods, Inc. February 1994: Executive Managing Director of Kibun Foods, Inc. June 1997: Executive Managing Director of the Company (Representative Director) June 2003: President of the Company (Representative Director) June 2005: President of the Company (Representative Director) Executive President (to present)	26,542 shares
2	Shigeo Sakurai (October 18, 1956)	April 1979: Joined Kikkoman Shoyu Co., Ltd. (currently Kikkoman Corporation) October 2002: Manager, Production and Accounting Department (Deputy Director General) of Kikkoman Corporation. June 2006: Director, Executive Officer, Manager, Accounting Department of the Company February 2007: Director, Executive Officer, Manager, Finance Department February 2008: Director, Executive Officer, Manager, Business Administration Department (to present)	198 shares
3	Mitsuo Someya (January 26, 1941)	April 1964: Joined Noda Shoyu Co., Ltd. (currently Kikkoman Corporation) July 1993: General Manager, Foreign Operations Department of Kikkoman Corporation March 1996: Director of Kikkoman Corporation March 2001: Director, Executive Corporate Officer of Kikkoman Corporation June 2004: Director of the Company (to	319 shares

		present) June 2005: Director, Senior Executive Corporate Officer of Kikkoman Corporation June 2006: Representative Director, Senior Executive Corporate Officer of Kikkoman Corporation April 2008: Representative Director, President and COO of Kikkoman Corporation	
4	Koji Negishi (July 24, 1946)	April 1969: Joined Kikkoman Shoyu Co., Ltd. (currently Kikkoman Corporation) June 2000: General Manager, Marketing Promotion Department and Assistant National Sales Manager of Kikkoman Corporation March 2001: Corporate Officer of Kikkoman Corporation June 2005: Director of the Company (to present) June 2006: Executive Corporate Officer and General Manager of the Product Management Division of Kikkoman Corporation (to present)	319 shares
5	Yoshimoto Aoki (October 24, 1941)	April 1965: Joined Tone Coca-Cola Bottling Co., Ltd. November 1985: General Manager, First Section of Business Department of Tone Coca-Cola Bottling Co., Ltd. November 1989: General Manager, Business Planning Office of Tone Coca-Cola Bottling Co., Ltd. March 1991: Director of Tone Coca-Cola Bottling Co., Ltd. March 1995: Executive Director of Tone Coca-Cola Bottling Co., Ltd. March 1997: Senior Executive Director of Tone Coca-Cola Bottling Co., Ltd. March 1999: President of Tone Coca-Cola Bottling Co., Ltd. March 2007: Director and Executive Advisor to Tone Coca-Cola Bottling Co., Ltd. (to present) April 2007: Advisor to Kikkoman Corporation (to present) June 2007: Director of the Company (to present)	170 shares

(Notes) 1. There is no special interest between the above candidates and the Company.

2. Messrs. Mitsuo Shigeya, Koji Negishi and Yoshimoto Aoki are candidates for the role of outside directors.

3. Mr. Mitsuo Shigeya is the Representative Director, President and COO of Kikkoman Corporation, the parent company of the Company. Mr. Mitsuo Shigeya is currently an outside director of the Company and upon the closing of the extraordinary general meeting of shareholders he will have served as such for four (4) years.

4. Mr. Koji Negishi is an Executive Corporate Officer and General Manager of the Product Management Division of Kikkoman Corporation, the parent company of the Company. Mr. Koji Negishi, in his role as a corporate officer, receives compensation and other benefits from Kikkoman Corporation and will continue to do so hereafter. Mr. Koji Negishi is currently an outside director of the Company and upon the closing of the extraordinary general meeting of shareholders he will have served as such for three (3) years.

5. Mr. Yoshimoto Aoki an advisor to Kikkoman Corporation, the parent company of the Company, and a director of and executive advisor to Tone Coca-Cola Bottling Co., Ltd., which is a specially related business of the Company (subsidiary of the same parent company). Mr. Yoshimoto Aoki, in his role as advisor, receives compensation and other benefits from Kikkoman Corporation and will continue to do so hereafter. Mr. Yoshimoto Aoki is currently an outside director of the company and upon the closing of the extraordinary general meeting of shareholders he will have served as such for one (1) year.

6. Messrs. Mitsuo Someya, Koji Negishi and Yoshimoto Aoki are candidates for the role of outside directors because they have been determined capable of conducting further improvements to the management structure, on the basis of their performance of their supervisory and checking functions with respect to the overall management of the Company, using their extensive experience and broad insight.

7. The Articles of Incorporation of the Company allow agreements to be made between the Company and an outside director in order to limit such outside director's liability for damages arising from failure to perform his or her duties. As a result of this stipulation, Messrs. Mitsuo Someya, Koji Negishi and Yoshimoto Aoki, outside directors, each have entered into such limitation of liability agreements with the Company. In the event that any of the aforementioned outside directors are reappointed to their duties, the Company plans to extend the relevant limitation of liability agreement with

such outside director.

3rd Agenda: Election of two Corporate Auditors

Upon the closing of this general meeting of shareholders, Mr. Mitsuru Sakakibara, corporate auditor, and Tadao Kondo, outside corporate auditor, will conclude their respective terms of office.

It is hereby proposed that two corporate auditors be elected.

The Board of Corporate Auditors has agreed to the submission of this agenda.

The candidates for corporate auditor are as follows:

No.	Name (Date of birth)	Profile, and position and responsibility in the Company (Representative position held in other companies, etc.)	Number of shares of the Company held
1	Mitsuru Sakakibara (September 25, 1943)	April 1966: Joined Kibun Foods, Inc. (currently Kibun Food Co., Ltd.) February 1983: Manager, General Affairs Department of the Company June 1984: Director, Manager, General Affairs Department of the Company June 1987: Executive Director, Manager, General Affairs Department of the Company June 2001: Statutory corporate auditor of the Company (to present)	11,710 shares
2	Tadao Kondo (May 27, 1942)	April 1967: Joined Kikkoman Shoyu Co., Ltd. (currently Kikkoman Corporation) March 1998: Director, Kikkoman Corporation March 2001: Corporate Officer, Deputy General Manager of President's Office and General Manager, Corporate Planning Division of Kikkoman Corporation June 2004: Executive Corporate Officer, General Manager of Corporate Planning Division of Kikkoman Corporation June 2004: Corporate auditor of the Company June 2005: Director, Executive Corporate Officer, General Manager of Corporate Planning Division of Kikkoman Corporation (to present) June 2006: Director, Senior Executive Corporate Officer of Kikkoman Corporation April 2008: Representative Director, Senior Executive Corporate Officer,	212 shares

		General Manager of Corporate Planning Division of Kikkoman Corporation (to present)	

(Notes) 1. There is no special interest between the above candidates and the Company.

2. Mr. Tadao Kondo is a candidate for the role of outside auditor.

3. Mr. Tadao Kondo is a Representative Director, senior executive corporate officer, and general manager of the corporate planning division of Kikkoman Corporation, the parent company of the Company. Mr. Tadao Kondo, in his role as a corporate officer, receives compensation and other benefits from Kikkoman Corporation and will continue to do so hereafter. Mr. Tadao Kondo is currently an outside auditor of the Company and upon the closing of the extraordinary general meeting of shareholders he will have served as such for four (4) years.

4. Mr. Tadao Kondo is a candidate for the role of outside auditor because he has been determined capable of conducting further improvements to the audit structure of the Company, on the basis of his performance of his monitoring function with respect to the overall management of the Company, using his extensive experience and broad insight.

5. The Articles of Incorporation of the Company allow agreements to be made between the Company and outside auditors in order to limit such outside auditor's liability for damages arising from failure to perform his or her duties. As a result of this stipulation, Mr. Tadao Kondo, outside auditor, has entered into one such limitation of liability agreement with the Company. In the event that he is reappointed to his duties, the Company plans to extend the relevant limitation of liability agreement with Mr. Tadao Kondo

4th Agenda: Election of two substitute Corporate Auditors

In order to prevent the number of corporate auditors of the Company from falling short of the number required by the relevant laws and regulations, it is hereby proposed that Mr. Yoshihiro Kawamura be elected as substitute corporate auditor for Mr. Mitsuru Sakakibara, corporate auditor, and Mr. Koichi Yamazaki be elected as substitute outside auditor for Mr. Tadao Kondo, outside auditor. Substitute corporate auditors agree to assume the post of corporate auditor in the event that a corporate auditor leaves his or her post during their term of service, resulting in the number of corporate auditors of the Company falling short of the number required by the relevant laws and regulations. In the event that a substitute corporate auditor assumes the post of a corporate auditor, their term of service shall expire on the last day of the term of service of the corporate auditor whose position they assume.

The Board of Corporate Auditors has agreed to the submission of this agenda.

The candidates for substitute corporate auditor are as follows:

No.	Name (Date of birth)	Profile, and position and responsibility in the Company[*Representative position held in other companies, etc.*]		Number of *shares of the* Company held
1	Yoshihiro Kawamura (May 2, 1952)	April 1971: February 2003: June 2005: February 2007:	Joined Kibun Foods, Inc. (currently Kibun Food Co., Ltd.) Head of Osaka Sales Office, Sales Department of the Company Corporate Officer, Manager, Administration Department of the Company Corporate Officer, Head of Internal Audit Office of the Company (to present)	4,400 shares
2	Koichi Yamazaki (November 1, 1951)	April 1974: September 2001: June 2004:	Joined Kikkoman Shoyu Co., Ltd. (currently Kikkoman Corporation) General Manager, Finance and Accounting Department of Kikkoman Corporation Corporate Officer, General Manager, Finance and Accounting Department of Kikkoman Corporation (to present)	298 shares

(Notes) 1. There is no special interest between the above candidates and the Company.

2. Mr. Koichi Yamazaki is a candidate for the role of substitute outside auditor.

3. Mr. Koichi Yamazaki is a corporate officer and General Manager, finance and accounting Department of Kikkoman Corporation, the parent company of the Company. Mr. Koichi Yamazaki, in his role as a corporate officer, receives compensation and other benefits from Kikkoman Corporation and will continue to do so hereafter.

4. Reasons for election of substitute corporate auditor as a candidate

   Mr. Koichi Yamazaki is a candidate for the role of substitute outside auditor because he has been determined capable of conducting further improvements to the audit structure of the Company, on the basis of his performance of his monitoring function with respect to the overall management of the Company, using his extensive experience and broad insight.

5. The Articles of Incorporation of the Company allow agreements to be made between the Company and outside auditors in order to limit an outside

auditor's liability for damages arising from failure to perform his or her duties. As a result of this stipulation, in the event that Mr. Koichi Yamazaki is elected and assumes the role of corporate auditor, the Company will enter into such a limitation of liability agreement with him.

End of document

Location of General Meeting of Shareholders

Address: Jiji Press Hall (2F, Jiji Press Building)
5-15-8, Ginza, Chuo-ku, Tokyo
03-3546-6606

[map omitted]

Access:

- 1 minute from Higashi-Ginza Station (Exit 6) on the Tokyo Metro Hibiya Line or the Toei Asakusa Line
- 4 minutes from Tsukiji-shijo Station on the Toei Oedo Line
- 7 minutes from Ginza Station on the Tokyo Metro Ginza Line, the Tokyo Metro Marunouchi Line, or the Tokyo Metro Hibiya Line
- 12 minutes from JR Yurakucho Station

(Note) Because parking is not available, please refrain from driving to the venue.

Exhibit 3

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. The Company assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

This share exchange involves the securities of a foreign company. The share exchange is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in this document have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

Securities Code 4065
May 30, 2008

KIBUN FOOD CHEMIFA CO., LTD.
President: Toshihiko Shigeyama
2-1-1 Irifune, Chuo-ku, Tokyo

Reference documents for the 87th Term Ordinary General Meeting of Shareholders
Agenda 1 Supplement

Financial Statements for Kikkoman Corporation (the "Company") for the Fiscal Year ended March 31, 2008, and related documents

91st Term	Business Report
91st Term	Consolidated Balance Sheet
91st Term	Consolidated Statement of Profit and Loss
91st Term	Consolidated Statement of Changes in Stockholders' Equity
91st Term	Notes to Consolidated Financial Statements
91st Term	Non-Consolidated Balance Sheet
91st Term	Non-Consolidated Statement of Profit and Loss
91st Term	Non-Consolidated Statement of Changes in Stockholders' Equity
91st Term	Notes to Non-Consolidated Financial Statements
91st Term	Accounting Audit Report for the Consolidated Financial Statements
91st Term	Accounting Audit Report for the Non-Consolidated Financial Statements
91st Term	Board of Auditors' Audit Report

Attached documents

Business Report

(For the period from April 1, 2007 through March 31, 2008)

I. Review of the Kikkoman Group's Operations

(1) Review of Operations

During the past fiscal year the global economy continued to slow, affected by uncertainty in the financial and capital markets triggered by the sub-prime loan crisis, and other factors. Despite sustained, albeit slow, growth, the Japanese economy came to something of a standstill.

In the food, beverage, and liquor industries, many corporations raised the price of their products in response to the sharp rise in the price of raw materials. Furthermore, greater interest in food among consumers has led to an even greater need for focused efforts to protect the safety and security of food.

In this environment, with respect to the business results of the Kikkoman Group, in addition to growth in sales of soy sauce and soy sauce derivative products, among others, sales in the Coca-Cola business, which benefited from weather patterns, remained steady. However, the soy milk beverages division of Kibun Food Chemifa Co., Ltd. struggled. Overseas operations posted another year of robust sales in soy sauce and the foods-wholesale segment.

As a result, consolidated net sales rose 5.4% year on year to ¥413,938 million, operating income increased 10.2% to ¥23,854 million, recurring income increased 6.7% to ¥22,388 million, and net income was up 6.6% to ¥11,447 million.

Operating results for each business segment are as follows. Descriptions of the principal businesses of each business segment are described on Page 11.

【Foods - Manufacturing and Sales】

【Soy Sauce Division】

In Japan, although the soy sauce market continued to contract slowly, and sales of 1-liter bottles of mainstay *Koikuchi Shoyu* (regular soy sauce) and other products continued to drop, division sales grew as a result of the impact of anticipatory buying prior to price changes. In the home use sector, sales of 1-liter bottles of *Tokusen Marudaizu Shoyu* (premium soy sauce) and *Gen-en Shoyu* (low-sodium soy sauce) and other high-value added soy sauces grew. In the foodservice use and industrial use sectors in Japan, contraction in sales of medium-sized containers slowed, and sales of large containers grew steadily due to efforts in new sales.

Overseas, in the U.S., the Company continued to see steady growth in sales in the home use and industrial use sectors. Furthermore, sales in the foodservice use sector grew substantially as a result of efforts to develop new customers. In the European market, sales grew sharply on the back of strong growth mainly in the key markets of Germany, the U.K. and France, and from sales in the markets of Central and Eastern Europe and Russia, which are experiencing rapid economic growth. In the Asian and Oceania market, segment sales surpassed the previous fiscal year.

【Soy Sauce Derivative Products Division】

In *tsuyu* (soy sauce soup base), sales were strong in the home use sector, mainly of *Hon Tsuyu* and straight *tsuyu*, as a result of an increase in demand due to a hot summer. Sales of the new product, *Hon Tsuyu Kaori Shiro Dashi* also grew steadily. Furthermore, sales in the industrial and foodservice use sectors also rose compared to the previous fiscal year. In *tare* (dipping and marinade sauces), sales of the mainstay *Wagaya-wa-Yakinikuya-san* series remained strong, and overall sales rose above the previous fiscal year. Sales of the *Uchi-no-Gohan* series (a handy Japanese-style seasoning mix) also grew steadily, reflecting active efforts to develop new products and sales promotion activities.

【Del Monte Division】

In Japan, processed tomato products such as tomato ketchup, among others, posted higher year-on-year sales. In the drink sector, although sales of *Lact-Vege* rose compared to the previous fiscal year, sales of tomato and other juices were modest. In sauces, sales were solid in the home use sector and overall results rose compared to the previous fiscal year.

Overseas, segment sales rose compared to the previous fiscal year due to growth in Hong Kong and other parts of China.

【*Sake* and Wine Division】

Although *Hon Mirin* sales remained unchanged in the home use sector from the previous fiscal year, overall results rose compared to the previous fiscal year as a result of steady sales in the foodservice use and industrial use sectors. In wine, sales of the Company's premium wine made with domestic grapes showed stable growth. However, imported wine sales struggled due to factors such as the contraction of the *Beaujolais Nouveau* market. Overall, wine sales showed a slight improvement compared to the previous fiscal year.

【Other Foods Division】

In Japan, despite the diminishing concerns over the risks of excessive intake of soy isoflavone, sales of soy milk beverages struggled due to the contraction of the soy milk market, among other factors.

In the U.S. market, health food operations showed stable growth, mainly in nutritional supplements, the Company's principal products in this market.

As a result of the above, although segment sales increased 2.3% year on year to ¥206,467 million, operating income fell 1.7% year on year to ¥ 14,870 million.

[Foods - Wholesale]

In the U.S. market, sales grew steadily as the Japanese foods market continued to expand. Sales in Europe also showed strong growth, due to the growing Japanese food boom.

As a result of the above factors, and due to the consolidation of businesses in the Asian and Oceania market in the Foods - Wholesale segment, segment sales increased 13.2% year on year to ¥76,534 million and operating income increased 37.6% year on year to ¥4,120 million.

[Coca-Cola]

Despite persistently harsh operating conditions in the soft drink industry, sales rose over the previous the fiscal year, showing the benefit of active sales efforts and seasonable weather.

As a result, segment sales increased 6.3% year on year to ¥124,220 million and operating income was up 52.2% year on year to ¥3,776 million.

[Others]

Although sales of medical reagents remained steady during the fiscal year, shipments of clinical diagnostic reagents were weak as a result of intensifying competition. Furthermore, despite sales of hyaluronic acid remaining steady for use in cosmetics, because orders received for use in pharmaceuticals were not recorded in the current fiscal year, overall net sales fell short compared to the results of the previous fiscal year

As a result of the above, and changes to consolidation, although segment sales increased 110.7% year on year to ¥15,409 million, operating income fell 4.0% year on year to ¥1,006 million.

Net Sales by Business Segments (¥ millions)

	Current fiscal year (April 1, 2007 through March 31, 2008)	Previous fiscal year (April 1, 2006 through March 31, 2007)	Increase (decrease)	Percentage of increase (decrease)
Foods - Manufacturing and Sales	206,467	201,793	4,673	2.3
Foods - Wholesale	76,534	67,609	8,925	13.2
Coca-Cola	124,220	116,806	7,414	6.3
Others	15,409	7,313	8,096	110.7
Eliminations	(8,694)	(911)	(7,782)	–
Total	413,938	392,611	21,326	5.4

(2) Capital Investment

A total of ¥21.3 billion was spent on capital investment, among others, during the current fiscal year. Significant capital investments are as follows:

a. Significant Capital Investment Completed During the Current Fiscal Year

Business segment	Company	Details of investment
Coca-Cola	Tone Coca-Cola Bottling Co., Ltd.	Automated warehousing
Coca-Cola	Tone Coca-Cola Bottling Co., Ltd.	Vending machine installation

b. New Investments In, or Expansion Of, Significant Continuing Capital Investment During the Current Fiscal Year

Business segment	Company	Details of investment
Foods - Manufacturing and Sales	The Company's Noda plant	New investment in soy sauce preparation equipment
Foods - Wholesale	JFC International Inc.	Construction of head office and warehousing

(3) Financing

In order to provide for the redemption of corporate bonds, repayment of debt and investment and loan funds, the Company issued unsecured corporate bonds as follows:

Kikkoman Corporation Sixth Series of Unsecured Corporate Bonds (10 year bonds)

Total issue amount: ¥20 billion

Redemption date: November 17, 2017

Interest rate: 1.88% per annum

(4) Challenges Ahead

The Company believes that opportunities to grow its business overseas will continue to expand. It is important that the business model in the soy sauce market which the Company has developed in North America be developed on a global level. In addition, the Company will continue to actively promote the global development of the Foods - Wholesale Division, which is benefiting from the Japanese foods boom, and the expansion of the Del Monte Division in the Asia and Oceania market.

In Japan, the Company expects the business environment to become increasingly difficult as a result of the declining birth rate, ageing population, and declining population numbers. Further increases in the already soaring prices of raw materials and other materials exceeded efforts to reduce costs, and the Company revised the price of its soy sauces in March of this year. In this environment, the Company will continue to effectively utilize management resources and promote growth strategies in order to improve its ability to generate earnings, while improving profit structure. The Company will also promote its high value-added products and businesses.

Based on the above, the Company will continue to execute the four fundamental strategies in 2008, which is in the second year of its Mid-Term Business Plan (for 2007 through 2011). The four fundamental strategies of the Mid-Term Business Plan of the Company are as follows:

1. Cultivate existing markets and develop new markets overseas

   In North America, the Company will prioritize the sustained growth of soy sauce by taking measures that include promoting high value added products for home use and aggressive channels for foodservice and industrial use. In addition, the Company will focus on the health foods business to foster new business beyond the area of soy sauce.

   In Europe, the Company's immediate focus is to expand the soy sauce market, with the target of maintaining double-digit growth. Alongside cultivating existing key markets, the Company will also develop new markets such as Russia and Central and Eastern Europe.

   In Asia, the Company is looking to expand the market for the Company's soy sauces and Del Monte products. We will also develop products for the Asian market at the Company's new R&D base in Singapore.

   The Company is looking to capitalize on the Japanese foods boom overseas to substantially globally develop its businesses in the Foods - Wholesale segment.

2. Increase earnings in the Japanese market

   In the home use sector in Japan, the Company will promote growth in sales of *Tokusen Marudaizu Shoyu* (premium soy sauce), *Gen-en Shoyu* (low-sodium soy sauce) and other premium products, and continue to promote high value added products. In the foodservice use and industrial use sectors in Japan, in addition to continuing its commitment to providing safe and high-quality products, the Company will improve efforts towards being able to fully capitalize on the comprehensive abilities of the corporation through providing technical support and other services.

   In the Company's Soy Sauce Derivative Product Division, the Company is looking to further expand sales of *Hon Tsuyu*, its flagship *tsuyu* product, and *Wagaya-wa-Yakinikuya-san*, the Company's flagship *tare* product series, while increasing its market share. The Company will also make efforts to expand the market for its *Uchi-no-Gohan* series of Japanese-style seasoning mixes and other products, with the target of continued substantial sales growth.

   The Company will continue to expand its businesses in the Del Monte Division, centered around *Lact-Vege*, a new type of vegetable drink which contains vegetables that are fermented using lactobacillus of plant origin. Furthermore, in order to promote the expansion of the chilled products market, the Company will prioritize efforts to take full advantage of synergies between the Company and Kibun Food Chemifa Co., Ltd. and other companies within the Kikkoman Group.

In the *Sake* and Wine Division, the Company will continue in its efforts to promote high value added wine products, with the target of increasing market share in the *mirin* home use sector.

In the biochemical business, the Company is looking to develop its clinical diagnostic reagents, sanitary inspections and other products.

3. Reform business structures

The Company entered into an agreement with respect to making Kibun Food Chemifa Co., Ltd. a wholly-owned subsidiary on March 19, 2008. The scheduled effective date for the share exchange is August 1, 2008. The Company will continue to reform business structures hereafter in order to realize further improvements to, and increase the stability of, the management of the Kikkoman Group.

4. Strengthen the management base

The Kikkoman Group introduced its new corporate brand and slogan in June 2008 and continues to develop proactive communication. Hereafter, the Company will continue to focus on efforts developed in consideration of consumers' perspectives and would like to work towards the improvement of corporate value by fulfilling the expectations of its customers.

Furthermore, the Company unveiled its *Shokuiku* (Food Education) program in May 2005, and since then has been developing a wide range of activities, including factory tours which offer visitors the opportunity to see how soy sauce is brewed, and the 'Kikkoman Soy Sauce Academy', a series of visiting lectures for schoolchildren. As a responsible food company, the Company looks forward to continuing to actively promote food education under our slogan "Creating Delightful Memories with Good Food".

The Company hopes it can rely on the continuing support of its shareholders.

(5) Assets and Profit & Loss for the Most Recent Three Fiscal Years

(¥ millions, except "Net income per share" and "Shareholders' equity per share")

	88th Term Fiscal year ended March 31, 2005	89th Term Fiscal year ended March 31, 2006	90th Term Fiscal year ended March 31, 2007	91st Term (Current fiscal year) Fiscal year ended March 31, 2008
Net sales	344,625	359,906	392,611	413,938
Recurring income	16,649	17,350	20,983	22,388
Net income	9,487	10,125	10,739	11,447

Net income per share (in yen)	48.16	51.80	55.49	59.16
Total assets	295,802	331,781	348,995	342,287
Net assets	147,370	168,676	206,919	199,415
Shareholders' equity per share (in yen)	760.33	870.82	906.84	864.01

(Notes)

1. The Company has adopted Accounting Standards Board Statement No. 5 "Accounting Standard for Presentation of Net Assets in the Balance Sheet" and Accounting Standards Board Guidance No. 8 "Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet" since the 90th Term.
2. The computation of net income per share is based on the average number of shares outstanding during the fiscal year (excluding treasury shares).
3. The computation of shareholders' equity per share is based on the number of shares outstanding as of the end of the fiscal year (excluding treasury shares).
4. Amounts for "Net income per share" and "Shareholders' equity per share" which were smaller than the relevant unit used for presentation have been truncated.

(6) Principal Subsidiaries

Name	Paid-in Capital	Kikkoman Corporation's Share Holding Ratio	Principal Businesses
Nippon Del Monte Corporation	¥900 million	100.0%	Production and marketing of beverages and seasonings
Manns Wine Co., Ltd.	¥900 million	100.0%	Manufacturing of wine and other alcoholic beverages
Pacific Trading Co., Ltd.	¥72 million	94.2% (25.7%)	Export, import and sales of beverages and sundry goods
Heisei Foods Company	¥10 million	100.0%	Manufacturing of seasonings
Edogawa Foods Company	¥10 million	100.0%	Manufacturing of processed grains and essences
Takara Shoyu Co., Ltd.	¥100 million	52.4%	Production and marketing of seasonings
Hokkaido Kikkoman Company	¥350 million	100.0%	Manufacturing of seasonings
Nagareyama Kikkoman Company	¥300 million	100.0%	Manufacturing of *mirin* and other alcoholic beverages
Kibun Food Chemifa Co., Ltd.	¥3,585 million	50.1%	Production and marketing of soy milk beverages, ingredients for food service use, chemical products
Tone Coca-Cola Bottling Co., Ltd	¥1,600 million	50.0% <1.0%>	Sales of soft drinks

Sobu Logistics Co., Ltd.	¥60 million	100.0%	Freight and warehousing
Sobu Service Center Co., Ltd.	¥13 million	100.0% (15.4%)	Contract manufacturing work and contracting business
Kikkoman Foods, Inc.	US$6,000 thousand	100.0%	Manufacturing of seasonings
Kikkoman International Inc.	US$400 thousand	100.0%	Sales of seasonings
JFC International Inc	US$1,760 thousand	100.0%	Export, import and sales of foods and sundry goods
Kikkoman Trading Europe GmbH	€255 thousand	100.0% (25.0%)	Sales of seasonings
Kikkoman (S) Pte Ltd.	SGD7,500 thousand	100.0%	Manufacturing of seasonings
Del Monte Asia Pte Ltd.	US$240 thousand	100.0%	Sales of Del Monte products
Kikkoman Foods Europe B.V.	€12,705 thousand	100.0%	Manufacturing of seasonings
JFC International (Europe) GmbH	€1,500 thousand	100.0% (13.7%)	Holding company that manages companies which operate export, import and sales of foods and sundry goods business, among others
Kikkoman Trading Asia Pte Ltd.	SGD500 thousand	100.0%	Sales of seasonings
Japan Food Canada Inc.	CAD4,535 thousand	100.0% (70.0%)	Export, import and sales of foods
Kikkoman Australia Pty. Ltd.	AUD500 thousand	100.0%	Sales of seasonings
KI Nutricare, Inc.	US$49,692 thousand	100.0%	Holding company that manages companies operating Production and marketing of nutritional supplements and health foods business
Country Life, LLC	US$– thousand	100.0% (100.0%)	Production and marketing of nutritional supplements and health foods
JFC Hong Kong Limited	HKD600 thousand	100.0% (70.0%)	Export, import and sales of foods and sundry goods
Japan Food Corp. (Aust.) Pty. Limited	AUD250 thousand	100.0% (75.0%)	Export, import and sales of foods and sundry goods

(Notes) 1. ( ) represents the amount of shareholding ratio which is held indirectly by the Company. < > represents the amount of shareholding ratio which is held by a closely related party of the Company or by agreement with the Company.

2. Kikkoman International Inc. changed its company name to Kikkoman Sales USA, Inc. on April 1, 2008.

(7) Principal Businesses

Business Segment	Division	Principal Products and Services	Share of Net Sales
Foods - manufacturing and sales	Soy sauce	Production and marketing of Kikkoman soy sauce; marketing of soy sauce on a contract basis for Higeta Shoyu Co., Ltd.	22.1%
	Soy sauce derivative products	Production and marketing of Kikkoman *tsuyu* products, seasonings for meat dishes and processed grains; marketing of *tsuyu* products on a contract basis for Higeta Shoyu Co., Ltd.	7.2%
	Del Monte	Production and marketing of Del Monte processed tomato products, fruit and vegetable drinks, sauces, canned goods and other foods	10.4%
	Sake and Wine	Production and marketing of Manjo *mirin*; production and marketing of Manns Wines; marketing of imported alcoholic beverages	3.5%
	Other foods	Production and marketing of soy milk beverages, ingredients for food service use, health foods for the U.S. market, and other foods	6.4%
Foods - wholesale		Marketing of oriental foods in Japan and overseas	18.4%
Coca-Cola		Production and marketing of Coca-Cola soft drinks in Chiba, Ibaraki and Tochigi prefectures.	30.0%
Others		Production and marketing of medical reagents, diagnostic reagents, and, chemical products; leasing of real estate; freight and warehousing	2.0%

(Note) The figures presented above in "Share of Net Sales" represent the figures after inter-segment transactions have been offset and eliminated.

(8) Principal Places of Business and Plants

a. The Company

Head office: 250 Noda, Noda-shi, Chiba

	Office	Location	Office	Location
Sales Offices	Tokyo Head Office	Minato-ku, Tokyo	Chubu Region Office	Nagoya-shi
	Hokkaido Region Office	Sapporo-shi	Kinki Region Office	Osaka-shi
	Tohoku Region Office	Sendai-shi	Chushikoku Region Office	Hiroshima-shi

	Kanto Region Office	Takasaki-shi	Kyushu Region Office	Fukuoka-shi
	Shutoken Region Office	Minato-ku, Tokyo		

	Plant	Location	Plant	Location
Plants	Noda Plant	Noda-shi	Takasago Plant	Takasago-shi

	Facility	Location
Research facilities	Research and development center	Noda-shi

b. Subsidiaries

Nippon Del Monte Corporation	Head Office	4-13 Koami-cho, Nihonbashi, Chuo-ku, Tokyo
	Plant	Noda Plant, Gunma Plant, and Fukushima Plant
Manns Wine Co., Ltd.	Head Office	2-1-1, Nishi-Shinbashi, Minato-ku, Tokyo
	Plant	Katsunuma Winery (Yamanashi) Komoro Winery (Nagano)
Pacific Trading Co., Ltd.	Head Office	3-16-20, Shibaura, Minato-ku, Tokyo
	Branch Office	Osaka, and Washington, U.S.A.
Takara Shoyu Co., Ltd.	Head Office	2-3 Koami-cho, Nihonbashi, Chuo-ku, Tokyo
	Plant	Choshi Plant (Chiba)
Kibun Food Chemifa Co., Ltd.	Head Office	2-1-1 Irifune Chuo-ku, Tokyo
	Sales Office	Tokyo, Osaka, and Nagoya
	Plant	Kamogawa Plant, Gifu Plant, Saitama Plant, and Shinsaitama Plant
Tone Coca-Cola Bottling Co., Ltd	Head Office	310 Nakane, Noda-shi, Chiba
	Branch Office	Chiba, Mito, and Utsunomiya
Kikkoman Foods, Inc.	Head Office	Wisconsin, U.S.A.
	Plant	Wisconsin Plant and California Plant
Kikkoman International Inc.	Head Office	California, U.S.A.
	Branch Office	San Francisco, Los Angeles, Dallas, Chicago, New York, and Atlanta
JFC International Inc.	Head Office	California, U.S.A.
	Branch Office	San Francisco, Los Angeles, Dallas, Chicago, New York, and Atlanta
Kikkoman (S) Pte Ltd.	Head Office & Plant	Singapore Plant
Kikkoman Foods Europe B.V.	Head Office & Plant	Europe Plant (Holland)

Country Life, LLC	Head Office & Plant	Head office and plant (New York, U.S.A.)

(9) Employee Information

Business Segment	Number of Employees	Increase (Decrease) from Previous Year
Foods - manufacturing and sales	4,013	4
Foods - wholesale	844	199
Coca-Cola	2,287	77
Others	204	3
Total	7,348	283

(Note) Employees who have been seconded to other companies from the Kikkoman Group and temporary employees have been excluded from the above numbers. Employees who have been seconded to the Kikkoman Group from other companies have been included in the above numbers.

(10) Principal lenders

(¥ millions)

Lenders	Balance of Borrowing
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	4,880
Mizuho Corporate Bank, Ltd.	4,000
The Chiba Bank, Ltd.	1,256
Mizuho Bank, Ltd.	1,154

II. Matters with Respect to the Company's Securities

(1) Total Number of Shares Authorized to be Issued: 600,000,000 shares

(2) Total Number of Shares Issued and Outstanding: 197,202,300 shares

(3) Number of Shareholders: 21,176

(4) Major Shareholders (Shareholders who Hold 10% or More of the Total Number of Issued and Outstanding Shares, excluding Treasury Shares)

Not applicable.

<For reference>

The ten largest shareholders of the Company are as follows:

(thousand shares)

Name of Shareholder	Number of Shares Held
The Master Trust Bank of Japan, Ltd. (Trust account)	8,296
Japan Trustee Service Bank, Ltd. (Trust Account)	6,985
Sensyusya Co., Ltd	6,720
Meiji Yasuda Life Insurance Company	4,903
Mogisa Inc.	4,316
Kushigata Ltd.	4,171
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	3,996
Marujin Holdings Co., Ltd.	3,884
The Noda Institute for Scientific Research	3,727
Deutsche Securities Inc.	3,498

III. Matters with Respect to the Company's Stock Acquisition Rights

(1) Stock Acquisition Rights Held by Directors and Corporate Auditors of the Company as of the End of the Current Fiscal Year which were Granted as Consideration for the Execution of Duties

Kikkoman Corporation Third Series of Stock Acquisition Rights:

a.	Number of stock acquisition rights:	114 units
b.	Class and number of shares which will issued upon exercise of the stock acquisition rights:	114,000 shares (1,000 shares per stock acquisition right)
c.	Subscription price for stock acquisition rights:	Granted without consideration
d.	Value of assets to increase upon exercise of stock acquisition rights:	¥1,654,000 per right (¥1,654 per share)
e.	Exercise period for stock acquisition rights:	Between December 1, 2009 and November 30, 2012
f.	Total number of such stock acquisition rights held by directors and corporate auditors	Directors: 7 people; 114 rights (excluding outside directors)

(2) Stock Acquisition Rights Granted to Employees of the Company as Consideration for the Execution of Duties

Kikkoman Corporation Third Series of Stock Acquisition Rights:

a.	Number of Stock Acquisition Rights:	250 rights
b.	Class and Number of Shares to be Issued upon Exercise of the Stock Acquisition Rights:	250,000 shares (1,000 shares per stock acquisition right)
c.	Subscription Price for Stock Acquisition Rights:	Granted without consideration
d.	Value of Assets to Increase upon Exercise of Stock Acquisition Rights:	¥1,654,000 per right (¥1,654 per share)
e.	Exercise Period for Stock Acquisition Rights:	Between December 1, 2009 and November 30, 2012
f.	Total Number of such Stock Acquisition Rights held by Directors and Corporate Auditors	Employees: 51 people; 250 rights

IV. Matters with Respect to the Company's Directors and Corporate Auditors

(1) Current Directors and Corporate Auditors

Position in the Company	Name	Position and Responsibilities	Position as a Representative of Other Companies
Chairman of the Board	Yuzaburo Mogi	Chairman of the Board and CEO	Chairman of the Board of Tone Coca-Cola Bottling Co., Ltd.
Vice Chairman	Kenzaburo Mogi		
President	Takashi Ushiku	President and COO	
Representative Director	Mitsuo Someya	Senior executive corporate officer General Manager of First and Second International Operations Division Public relations and IR Department Kikkoman Overseas Food Research Center	
Director	Tadao Kondo	Senior executive corporate officer Office of the Board of Directors Secretariat Corporate Planning Division General Affairs Department, Personnel Department Quality Assurance Department Affiliated companies in Japan	
Director	Toru Kumagai	Executive corporate officer Business Development Department Intellectual Property Department Product Development Division Research and Development Division Biochemical Department Health Foods Sales Department Direct Marketing Department	
Director	Hiroshi Takamatsu	Executive corporate officer General Manager, Production Division Environmental Department Kikkoman General Hospital	
Director	Kenichi Saito	Executive corporate officer	President, Kikkoman International Inc.

Director	Tsunao Hashimoto		
Director	Mamoru Ozaki		
Standing statutory auditor	Masatoshi Noguchi		
Standing statutory auditor	Sadao Nozaki		
Corporate Auditor	Reiichi Hisamoto		
Corporate Auditor	Nobuyuki Takashima		Attorney

(Notes) 1. Messrs. Tsunao Hashimoto and Mamoru Ozaki, directors of the Company, are outside directors.

2. Messrs. Reiichi Hisamoto and Nobuyuki Takashima, corporate auditors of the Company, are outside corporate auditors.

3. Mr. Sadao Nozaki, standing statutory auditor, has experience in the finance and accounting department of the Company, and has considerable knowledge of financial and accounting matters

4. As of April 1, 2008, the details of the directors and corporate auditors of the Company are as follows:

Position in the Company	Name	Position and Responsibilities	Position as a Representative of Other Companies
Chairman of the Board	Yuzaburo Mogi	Chairman of the Board and CEO	Chairman of the Board of Tone Coca-Cola Bottling Co., Ltd.
Vice Chairman	Kenzaburo Mogi		
President	Mitsuo Someya	President and COO	

Representative Director	Tadao Kondo	Senior executive corporate officer General Manager of Corporate Planning Division Assistant to the President, in charge of: Office of the Board of Directors Secretariat Finance & Accounting Department Information System Department Internal Auditing Department Affiliated companies in Japan	
Director	Takashi Ushiku		
Director	Toru Kumagai	Executive corporate officer, in charge of: General Manager of Business Development Department Intellectual Property Department Product Development Division Research and Development Division Biochemical Department Health Foods Sales Department Direct Marketing Department	
Director	Hiroshi Takamatsu	Executive corporate officer General Manager in charge of Manufacturing Division, in charge of: Environmental Department Kikkoman General Hospital	
Director	Kenichi Saito	Executive corporate officer	President, Kikkoman Sales USA, Inc.
Director	Tsunao Hashimoto		
Director	Mamoru Ozaki		
Standing statutory auditor	Masatoshi Noguchi		
Standing statutory auditor	Sadao Nozaki		
Corporate	Reiichi		

Auditor	Hisamoto		
Corporate Auditor	Nobuyuki Takashima		Attorney

(2) Amount of Remuneration for Directors and Corporate Auditors

Classification	Number of people	Amount of remuneration (¥ millions)
Director	10	410
Corporate auditor	4	59
Total	14	469

(Note) The numbers shown above do not represent the equivalent salaries which directors who also serve as employees of the Company receive in their positions as employees

(3) Matters with Respect to Outside Directors and Outside Corporate Auditors

a. Concurrent Posts held by Outside Directors and Outside Corporate Auditors

Mamoru Ozaki, director of the Company, is also an outside director for Fujikyuko Co., Ltd. and Wacoal Holdings Corporation.

b. Principal Activities during the Current Fiscal Year

(i) Attendance at meetings of the Board of Directors and meetings of the Board of Auditors

	Meetings of the Board of Directors		Meetings of the Board of Auditors	
	Meetings attended	Attendance rate	Meetings attended	Attendance rate
Mr. Tsunao Hashimoto, director	11	100.0%	–	–
Mr. Mamoru Ozaki, director	11	100.0%	–	–
Mr. Reiichi Hisamoto, corporate auditor	11	100.0%	9	100.0%
Mr. Nobuyuki Takashima, corporate auditor	10	90.9%	9	100.0%

(ii) Advice in the meetings of the Board of Directors and the meetings of the Board of Auditors

Mr. Tsunao Hashimoto, director, mainly gives advice from a broad perspective based on his broad experience and extensive knowledge with respect to corporate management.

Mr. Mamoru Ozaki, director, mainly gives advice on a wide range of matters from an objective and broad perspective, based on his extensive leadership experience and broad knowledge with respect to the public administration and financial sectors.

Mr. Reiichi Hisamoto, corporate auditor, mainly gives advice from an objective and fair perspective, based on his extensive experience and insight with respect to public administration.

Mr. Nobuyuki Takashima, corporate auditor, mainly gives advice from an objective and fair perspective, based on his deep insight and expertise and as an attorney, and his extensive experience.

c. Outline of Limitation of Liability Agreements

Pursuant to Article 427, Paragraph 1 of the Company Law, the Company has entered into limitation of liability agreements stipulated in Article 423, Paragraph 1 of the Company with its outside directors and outside corporate auditors.

Based on such limitation of liability agreements, the maximum amount for which an outside director or outside corporate auditor shall be liable is the greater of (x) 10 million yen or (y) the amount stipulated by relevant laws and regulations.

d. Aggregate Amount of Remuneration Paid to Outside Directors and Outside Corporate Auditors

	Number of Outside Directors and Outside Corporate Auditors	Amount of Remuneration (¥ millions)
Aggregate Amount of Remuneration Paid to Outside Directors and Outside Corporate Auditors	4	37

V. <u>Accounting Auditor</u>

(1) Name of Accounting Auditor

Ernst & Young ShinNihon

(2) Amount of Remuneration Paid to Accounting Auditor in the Current Fiscal Year

	(¥ millions)
a. Remuneration paid to accounting auditor for the current fiscal year:	¥68
b. Total amount of money and other financial benefits payable by the Company and its subsidiaries:	¥117

(Note) 1. Those overseas subsidiaries listed above in "(6) Principal Subsidiaries" of "I. Review of the Kikkoman Group's Operations" which require statutory audits are audited by an accounting auditor (or certified public accountant), not the Company's accounting auditor.

2. Because no distinction is made under the agreement between the Company and the accounting auditor between the remuneration for audit services rendered pursuant to the Company Law and audit services rendered pursuant to the

Securities and Exchange Law of Japan, and because such distinction cannot be made, the amount of remuneration paid to the accounting auditor in a fiscal year represents the total amount paid for these services.

(3) Description of Non-Auditing Services

In addition to services rendered by the accounting auditor which are prescribed in Article 2, Paragraph 1 of the Certified Public Accountants Law, the Company receives consultation services from the accounting auditor related to internal controls on financial reporting.

(4) Policy on Dismissal and Non-Reappointment of Accounting Auditor

The Board of Auditors shall dismiss the accounting auditor, pursuant to the unanimous consent of the corporate auditors, in the event that the Accounting Auditor is recognized as falling under any of the items set forth in Article 340, Paragraph 1 of the Company Law. In such case, a corporate auditor appointed by the Board of Auditors shall report on the dismissal of the accounting auditor, and the reasons for such, at the first ordinary general shareholders' meeting following such dismissal.

In addition to the above, the Board of Directors may, pursuant to the consent or request of the Board of Auditors, submit an agenda with respect to the dismissal or non-reappointment of the accounting auditor if it is recognized that difficulties arise in the appropriate execution of the duties of the Accounting Auditor.

(5) Outline of Limitation of Liability Agreements

There is no relevant information.

VI. Summary of Resolutions with Respect to the Improvement of System, etc. to Ensure the Appropriateness of Business

(1) System to Ensure Compliance with Applicable Laws and Regulations as well as the Articles of Incorporation by Directors in Performing their Duties and a System to Allow other Business of the Company to Function Appropriately

(I) System to ensure compliance with applicable laws and regulations and the Articles of Incorporation by Directors and Employees in Performing their Duties

1. The Company shall establish a Code of Conduct, which is formulated to ensure compliance with laws and regulations, the Articles of Incorporation, and social norms, and promote the familiarization with, and commitment to, such Code of Conduct of its directors, executive officers and employees. The Code of Conduct shall be revised as and when necessary.
2. The Company shall set out regulations for a Corporate Ethics Committee,

establish such Corporate Ethics Committee, and establish an employee reporting hotline to prevent and settle violations of the Code of Conduct.

3. Employees who occupy positions as executive officers, managers, deputy director generals or higher shall submit a pledge to uphold the Code of Conduct to the Company each year.

4. The Company shall conduct timely compliance training.

5. The Company shall appoint independent outside directors who share no special interest with the Company to improve the supervisory function of the Board of Directors.

6. The Company shall not provide economic gain, benefits, privileges, favors or other advantages to anti-social forces, in whatever form. The Company shall work with outside specialists, including the police and legal advisors, to prepare for unwarranted demands from such anti-social forces.

(II) System for the Retention and Management of Information relating to the Performance of Duties by Directors

1. The retention and management of information relating to the performance of duties by directors shall be managed by a director elected by the Board of Directors to be responsible for general document management, and information shall be retained as documents (including electromagnetic records, the same shall apply hereafter) and managed in accordance with the document management regulations.

2. Each business division shall be responsible for the management of documents pertaining to its activities. Management shall be conducted in a way which allows directors and corporate auditors to view documents promptly upon request.

3. The approval of the Board of Directors shall be required for alterations to, or the abolition of, the document management regulations.

(III) Rules and Systems with Respect to Risk Management

1. Executive officers shall be responsible for supervising the respective business divisions for which they are responsible to prevent and manage risks to the Company. Risk shall be managed through notifications to the director in charge immediately upon the possibility of a risk of loss materializing.

2. In the event of an accident or natural disaster, the Risk Management Committee shall convene and respond to such emergencies with swift and precise measures.

(IV) System to Ensure the Efficiency of the Performance of Duties by Directors

1. The determination and supervisory functions of the Board of Directors, and the business execution functions of the executive officers shall be separated.

2. The Board of Directors shall formulate a group management strategy, make important decisions based on decision making guidelines, and oversee the business execution of executive officers.

3. The Chief Executive Officer (the "CEO") shall be the highest decision maker in group management, and the Management Committee shall function as the deliberative body for such decision making. The Chief Operating Officer (the "COO") shall hold the ultimate responsibility for business execution, and the Corporate Officers Meeting shall function as a deliberative body for decision making.

4. Executive officers shall execute the business of the Company in accordance with the policies of the Board of Directors and based on the division of responsibilities and decision making guidelines.

(V) System to Ensure the Appropriateness of Business Operations of the Corporate Group Consisting of the Company and its Subsidiaries

1. In order to ensure the appropriate management of the group, the Company shall appoint directors to subsidiaries.

2. Directors responsible for principal subsidiaries shall make regular management reports to the CEO.

3. The Code of Conduct and risk management system shall apply to subsidiaries, and the Company shall ensure that operations are implemented properly throughout the group.

4. In addition to the corporate auditors, the Company shall establish an Internal Auditing Department as an internal auditing body.

5. Corporate auditors shall report regularly on the result of internal audits.

6. Corporate auditors shall conduct timely audits of subsidiaries, in cooperation with the accounting auditor.

(VI) Matters Relating to Employees to Assist Corporate Auditors in the Event that a Request to Retain such Employee is made by Corporate Auditors

Employees shall be appointed to assist the corporate auditor with its duties if the corporate auditor so requests. The appointment or dismissal of employees assisting the corporate auditor shall be determined with the consent of the corporate auditor, and personnel evaluation of such employees shall be conducted by the corporate auditor in order to ensure independence from the Board of Directors.

(VII) System for Reporting by Directors and Employees to Corporate Auditors, and for other Reports to be made to Corporate Auditors

In addition to reporting to the corporate auditor on matters stipulated by relevant laws and regulations, directors, executive officers and employees of the Company shall also report predetermined significant matters which affect the Company. The Internal Auditing Department shall report the results of the internal audit investigations to the corporate auditor without delay.

(VIII) Other Systems to Ensure the Effective Implementation of Audit by Corporate Auditors

1. When formulating audit plans, carrying out quarterly reviews and carrying out audits at the end of the fiscal year, the corporate auditors shall meet with the accounting auditor to hear briefings plans and reports, receive them, and exchange opinions. The corporate auditors shall liaise with the Internal Auditing Department in conducting audits.
2. The Board of Directors shall implement the timely exchange of information with the corporate auditors.

(2) Basic Policies concerning Persons who Control the Determination of Financial and Business Policies of the Company

Pursuant to Article 14 of the Articles of Incorporation which were approved at the 96th Term Ordinary General Shareholders' Meeting held on June 26, 2007, the determination by resolution of the matters described hereafter concerning the issuance of new share subscription rights to respond to the purchase by a third party of Company Shares or Other Equity Securities with an intent to obtain 20% or more of the total issued and outstanding shares of the Company, or any purchase of Company Shares or Other Equity Securities which may result in acquisition of 20% or more of the total issued and outstanding shares of the Company, regardless of the method of purchase, including purchase through the stock market or through a tender offer (a purchase of Company shares and other equity securities as provided above shall be hereinafter referred to as a "Large-Scale Purchase", and any person or any entity conducting such Large-Scale Purchase shall be hereinafter referred to as a "Large-Scale Purchaser") (the "Plan") shall be handled in accordance with "3. Efforts to Prevent the Determination of Financial and Business Policies of the Company being Controlled by an Inappropriate Person" below by the issuance to shareholders other than the Large-Scale Purchaser of new share subscription rights without consideration, with the approval of the Board of Directors of the Company.

1. Basic Policies concerning Persons who Control the Determination of Financial and Business Policies of the Company

The Company has been operating for over 90 years with our management spirit based both on our tradition since the 17th Century and an innovative vision for modern generations. From the domestic perspective, the Company has been providing a variety of delicious and healthy products, such as Japanese seasonings, Del Monte products, Manjo products and Manns Wines, as well as the top brand Kikkoman Soy Sauce. From the worldwide perspective, the Company has put continuous effort into promoting the Japanese seasoning "soy sauce" to be the World's seasoning and the "KIKKOMAN" brand has been shipped to over 100 countries from factories worldwide, enriching the food culture in each country. Also, the Company has developed various new seeds in our innovative biotechnology field, with the help of microorganism control brewing technology, and these new seeds have been applied to, among others, medicine, enzyme and health foods. Through such activities, the Kikkoman Group has constructed a distinctive business model formed by combining the 5 corporate values described below:

a) Soy Sauce Business Model Overseas

The Company has been keeping its high profit as a top brand of a seasoning "soy sauce", which is rooted in the Japanese food culture, by expanding its market worldwide, merging with the various food cultures and establishing manufacturing and sales bases all around the world with competitiveness including its quality.

b) Worldwide Network

The Company has established an oriental food distribution network throughout the world, as well as manufacturing and sales bases for soy sauce. The Company's expanding market is boosted by the permeation of Japanese food throughout the world and the Company is also accumulating know-how.

c) Research and Development / Technology Development

Kikkoman Group is enhancing its developing ability through the Company's brewing technology and microorganism technology gained from soy sauce brewing, as well as obtaining technologies from the development departments of both domestic and overseas group companies and also outside technologies obtained through capital tie-ups.

d) Brand Power

As shown in the various brand survey results, the Company is widely known among distributors and consumers as a safe and reliable brand backed up by its tradition.

e) Social Responsibility as a Company

To be a good corporate citizen that people hope will continuously exist as a company, the

Company is carrying out its social responsibilities as well as being involved in local communities and international food and young people's cultural exchanges.

The Kikkoman Group's policy is to take advantage of the aforementioned origin of the Company's corporate value and to further enhance the corporate value.

However, abrupt and forceful Large-Scale Purchases, which are conducted at a stage where not enough information has been provided to the shareholders and without any appropriate process such as discussion or agreement with the management of the target company, are becoming increasingly prominent in the Japanese capital markets. Also, judging from the goals of such purchases and other factors, some Large-Scale Purchases are apparently harmful to the corporate value and shareholders' common interests, and there also may be some purchasers who may force the shareholders to accept its proposal by forceful measures. The members of the Company's Board of Directors fully understand and believe that it is the shareholders, owning the Company's Shares or Other Equity Securities, who shall make the final decision of whether or not to accept the proposal made by the Large-Scale Purchaser and to sell the Shares or Other Equity Securities, and therefore, the Board of Directors will not unconditionally someone seeking to conduct Large-Scale Purchases. However, as mentioned above, the business model that has been developed by the Company and Kikkoman Group has its core in the domestic and international expansion of soy sauce, which plays a key role in Japanese food culture. Also, the business model is obtained through the succession and the development of various technologies for safe and quality products, as well as understanding food culture in each region. The Company believes that it is difficult to enhance the value of the Company and its group companies without fully understanding such business model.

Therefore, the Board of Directors of the Company believes that when any Large-Scale Purchase is conducted, it is vitally important to provide the shareholders with adequate and correct information at the right time, which includes not only the information from the Large-Scale Purchaser, but also information from and opinions of the Board of Directors of the Company, who fully understand the Company's business character.

Based on the basic policy mentioned above, the Board of Directors of the Company has decided that certain reasonable rules are required to provide its shareholders with adequate information and time and also with opportunities to have alternative proposals made by the Board of Directors of the Company, when any Large-Scale Purchase is conducted. The Board of Directors of the Company believes that a Large-Scale Purchase conducted in compliance with the rules concerning Large-Scale Purchases described below (the "Large Scale Purchase Rules") will contribute to the protection and enhancement of the Company's corporate value and its shareholders' common interests. Accordingly, the Board of Directors received approval FOR the Large-Scale Purchase Rules at the 96th Term Ordinary General

Shareholders' Meeting. The specific details of such rules are described in "3. Efforts To Prevent the Determination of Financial and Business Policies of the Company being Controlled by Inappropriate Persons" below.

2. Efforts Towards the Realization of the Basic Policy

The Kikkoman Group has formulated a four (4) year Mid-Term Business Plan for the period between 2007 and 2011, and has been working towards the protection and enhancement of the Company's corporate value and its shareholders' common interests. During this time, the Company will continue in its efforts towards steady growth in overseas markets and increased efficiency in Japan. The Company will also continue to reform business structures hereafter as it did when it entered into an agreement on March 19, 2008 with respect to a share agreement to make Kibun Food Chemifa Co., Ltd. a wholly-owned subsidiary, in order to realize further improvements to, and increase the stability of, the management of the Kikkoman Group.

3. Efforts to Prevent the Determination of Financial and Business Policies of the Company being Controlled by Inappropriate Persons

a) Purpose of Introducing the Plan and Its Basic Framework

As previously mentioned, the Board of Directors of The Company believes that a Large-Scale Purchase conducted in compliance with the Large Scale Purchase Rules will contribute to the protection and enhancement of the Company's corporate value and its shareholders' common interests.

Where a Large-Scale Purchaser fails to comply with the Large-Scale Purchase Rules, or where it is determined by the Board of Directors of the Company that such Large-Scale Purchase shall, even if Large-Scale Purchase Rules are complied with, significantly damage the Company's corporate value or its shareholders' common interests, the Board of Directors of the Company may, upon full and serious consideration of the recommendation made by a special committee (the "Special Committee") adopt a board resolution to effect allotment of new share subscription rights (hereinafter referred to as "Countermeasures", please refer to "c. Policy When a Large-Scale Purchase is Attempted" for details).

b) Details of the Large-Scale Purchase Rules

The Large-Scale Purchase Rules require Large-Scale Purchaser to provide necessary and adequate information to the Board of Directors of the Company in advance, whereupon the Large-Scale Purchase shall be commenced after the lapse of a certain period for the Special Committee to appraise the same and for the Board of Directors of the Company to make a final decision regarding implementation of the Countermeasures at the end of such period. The outline of Large-Scale Purchase Rules is as provided below:

(1) Provision of Large-Scale Purchase Information

When a Large-Scale Purchaser intends to commence a Large-Scale Purchase, a Large-Scale Purchaser is required to provide necessary and adequate information (hereinafter referred to as the "Large-Scale Purchase Information") to the Board of Directors of the Company, as well as to submit a statement which promises to comply with the Large-Scale Purchase Rules in a format designated by the Company (collectively with the information, hereinafter referred to as the "Purchase Statement").

The Board of Directors of the Company will promptly give notice to the Special Committee of the fact that a Large-Scale Purchase has been offered and provide the submitted Purchase Statement to the Special Committee. The Special Committee will then promptly examine the Purchase Document and may require the Large-Scale Purchaser to provide additional information, directly or through the Board of Directors of the Company, within a suitable answer period (in principle, within a maximum of 60 days from the date Purchase Statement were received by the Board of Directors of the Company), if the Special Committee determines the information initially provided by the Large-Scale Purchaser was insufficient.

Also, the Board of Directors of the Company shall publicly disclose, in whole or in part, the receipt of the Large Scale-Purchase proposal and the Large-Scale Purchase Information submitted to the Board at such time as the Board deems appropriate for the shareholders' decision making, upon consideration of opinions from the Special Committee and in compliance with the rules and regulations of the stock exchanges where the Company's stock is listed.

(2) Examination and Evaluation of the Large-Scale Purchase Information by the Special Committee

The Special Committee will promptly make a public announcement, directly or through the Board of Directors of the Company, when the Special Committee acknowledges that they have received all of the sufficient Large-Scale Purchase Information from the Large-Scale Purchaser. The Special Committee shall examine, evaluate and form its opinion upon the Large-Scale Purchase Information within the "Special Committee's Evaluation Period", which period shall be 60 days from the date of announcement made by the Special Committee as provided above in case the Large-Scale Purchase is a purchase of all of the Company's shares by way of tender offer that limits purchase consideration paid in cash (Japanese Yen), and 90 days from the same in cases other than the foregoing.

The Special Committee may, when deemed necessary by the Special Committee for examination and comparison of the Large-Scale Purchase Information, irrespective of whether the Special Committee's Evaluation Period has already commenced, request the Board of Directors of the Company to provide its opinion, supporting materials, alternative proposal for the enhancement of corporate value and other information and materials deemed necessary by the Special Committee (in principal, within a maximum of 30 days). Also, when deemed necessary for examination, evaluation and formation of the opinion and improvement of the terms and conditions of the Large-Scale Purchase, the Special Committee or the Board of Directors of the Company may discuss and negotiate with the Large-Scale Purchaser, or the Board of Directors of the Company may offer the shareholders an alternative suggestion.

The Special Committee shall fully examine and evaluate the submitted Large-Scale Purchase Information and materials, including the alternative proposal for enhancement of the corporate value proposed by the Board of Directors of the Company, with independent third parties including financial advisors, attorneys, tax accountants, certified public accountants, consultants and other professionals hired at the Company's cost to enable it to make decisions which contribute to the protection and enhancement of its corporate value and its shareholders' common interests, and shall carefully prepare the Special Committee's opinion, including recommendation for whether or not to trigger Countermeasures.

The Special Committee will, upon achieving a convergence of the Special Committee's opinion, give notice of the opinion to the Large-Scale Purchaser directly or through the Board of Directors of the Company and will make a proper and appropriate public announcement.

The Special Committee's Evaluation Period may be extended if the Special Committee does not make a decision regarding the announcement of its opinion or recommendation of whether or not to trigger the Countermeasures within the Special Committee's Evaluation Period. In such case, the Special Committee shall, promptly after the decision of such extension, disclose the reasons for such extension, the period to be extended and any other information deemed necessary by the Special Committee directly or through the Board of Directors of the Company. The same shall apply in case where period is additionally extended with reasonable necessity.

The Large-Scale Purchase shall be implemented after the Special Committee's Evaluation Period and decision by the Board of Directors of the Company regarding the Countermeasures.

c) Policy When a Large-Scale Purchase is Attempted

(1) In the event that Large-Scale Purchaser fails to comply with the Large-Scale Purchase Rules

In the event that a Large-Scale Purchaser fails to comply with the Large-Scale Purchase Rules, including cases when information submitted to the Special Committee for decision making of the Company's shareholders and for examination and evaluation by the Special Committee is insufficient to qualify as Large-Scale Purchase Information and when additional information was not submitted, the Special Committee may, regardless of the specific method of purchase thereof, recommend to the Board of Directors of the Company to trigger the implementation of Countermeasures to protect the Company's corporate value and its shareholders' common interests. The Board of Directors of the Company shall fully and seriously consider such recommendation and promptly make a final resolution whether or not to trigger the Countermeasures and publicly announce the decision as well as its reasons.

The Board of Directors of the Company plans to issue new share subscription rights without consideration as the Countermeasure based on this policy. In such case, new share subscription rights, with an exercise condition that Large-Scale Purchaser and its group (hereinafter referred to as the "Large-Scale Purchasers") may not exercise the rights, and with a repurchase condition that the Company shall acquire the new share subscription rights from anyone other than the Large-Scale Purchasers in exchange for the Company's shares, shall be issued to all of the Company's shareholders at the time of issuance. The method for issuance of new share subscription rights shall be as provided in Article 277 and thereafter of the Company Law of Japan.

(2) In the event that Large-Scale Purchaser complies with the Large-Scale Purchase Rules

In the event that a Large-Scale Purchaser complies with the Large-Scale Purchase Rules, the Board of Directors of the Company may express its opposition, present an alternate proposal, or seek to persuade the shareholders of its opinion. However, the Board of Directors of the Company shall not, in principle, take any Countermeasures against the Large-Scale Purchase, even if it opposes such Large-Scale Purchase. The shareholders of the Company shall determine whether or not to accept the proposal from the Large-Scale Purchaser upon consideration of the details of such proposal and opinions and alternate proposals from the Board of Directors of the Company.

However, even if the Large-Scale Purchaser complies with the Large-Scale Purchase Rules, the Special Committee may recommend to the Board of Directors of the Company to trigger the Countermeasures, if it is determined by the Special Committee that such Large-Scale Purchase will significantly damage the Company's corporate value or its shareholders' common interests. Specifically, if the Large-Scale Purchase falls under any of (i) through (viii) below, such Large-Scale Purchase will, in principal, be an act which significantly damages the Company's corporate value or its shareholders' common interests:

(i) When a Large-Scale Purchase of the Company's shares and other equity securities is being carried out without any true intention of participating in the management of the Company, but for the purpose of boosting the share price and thereafter causing the Company's related parties to acquire the shares at an overstated price, namely, cases of so-called "green mail";

(ii) When a Large-Scale Purchase of the Company's shares and other equity securities is being carried out for the purpose of temporarily controlling the management of the Company and thereby transferring intellectual property rights, know-how, trade secrets, key business partners, customers and the like necessary for the Company's business to the Large-Scale Purchaser and its group companies or the like;

(iii) When a Large-Scale Purchase of the Company's shares and other equity securities is being carried out pursuant to a plan to divert the assets of the Company as collateral or repayment resources for obligations of the Large-Scale Purchaser or its group companies and the like, after controlling the management of the Company;

(iv) When a Large-Scale Purchase of the Company's shares and other equity securities is being carried out for the purpose of temporarily controlling the management of the Company and thereby causing the Company to sell or otherwise dispose of highly-valued assets, such as real estate or securities, which are not currently related to the Company's business and to distribute temporarily higher dividends with the gains from such disposal, or sell the Company's shares at an inflated price caused by such temporarily higher dividends;

(v) When it is determined that the method of purchase proposed by the Large-Scale Purchaser would restrict the shareholder's opportunity or liberty to make decisions, such as an oppressive two-stage purchase structure, namely, a structure for share purchase, such as tender offers, whereby no solicitations for purchasing all of the shares are made at the initial stage, and disadvantageous purchase terms are set or the purchase terms are not made explicitly clear for the second stage, whereby shareholders may effectively be forced to sell their Company shares; provided, however, that a partial tender offer shall not automatically be considered as such structure;

(vi) When it is determined on a reasonable basis that conditions of the Large-Scale Purchase, including, but not limited to, the type and price of consideration, its particulars, timing, manner and feasibility, are extremely inadequate or inappropriate in light of the Company's corporate value;

(vii) When it is determined on a reasonable basis that the acquisition of management control by the Large-Scale Purchaser will significantly damage the Company's corporate value and its shareholders' common interests by damaging the Company's brand value and the Company's relations not only with its shareholders but also with its employees, suppliers, customers or local communities; or

(viii) When it is determined on a reasonable basis that the Large-Scale Purchaser is inappropriate as a controlling shareholder of the Company from a public order point of view.

Notwithstanding the above, however, if the purchase proposal is withdrawn, or there are changes in the facts on which the above recommendation is based and it is so determined that Large-Scale Purchaser's act no longer falls under (i) through (viii) above, the Special Committee may, even after its recommendation to the Board of Directors of the Company to trigger the Countermeasures, reconsider and decide to cease the triggering of the Countermeasures or withdraw the previous recommendation, and may make a new recommendation to the Board of Directors.

d) These Measures are in accordance with Basic Policy, do not Damage Shareholder's Common Interests, and are not Intended to Maintain the Positions of Directors of the Company (Reasonableness of the Plan)

The Plan is highly reasonable as provided below.

(1) Perfect consistency with Guidelines Regarding Takeover Defense

The Plan is perfectly consistent with the three principles provided in the "Guidelines Regarding Takeover Defense for the Purpose of the Protection and Enhancement of Corporate Value and Shareholders' Common Interests" jointly released by the Ministry of Economy, Trade and Industry and Ministry of Justice on May 27, 2005, such as (i) the principle of protecting and enhancing corporate value and shareholders' common interests, (ii) the principle of prior disclosure and shareholders' will and (iii) the principle of ensuring the necessity and reasonableness of defensive measures.

(2) The Plan is introduced with the purpose of protection and enhancement of the Company's corporate value and its shareholders' common interests

The Plan is introduced with the purpose of protection and enhancement of the Company's corporate value and its shareholders' common interests by ensuring the provision of necessary and adequate information and time for the shareholders' decision making, and also by ensuring the opportunity for the shareholders to be presented with an alternative proposal by the Board of Directors of the Company, in the event that a Large-Scale Purchase is attempted.

(3) The Plan is introduced upon reasonable intent of the shareholders

The Company submitted the Plan to the agenda of the 97th Term Ordinary General Shareholders' Meeting held on March 19, 2007, to obtain confirmation by the shareholders, and received approval for its implementation. The Plan is scheduled to be effective until the end of such ordinary general shareholders' meeting that will be held with respect to the last fiscal year ending within three (3) years after the end of the aforementioned 97th Term Ordinary General Shareholders' Meeting. In addition, in the event that abrogation of the Plan is resolved at a shareholders' meeting or abrogation of the Plan is resolved at a meeting of the Board of Directors comprising directors appointed at a shareholders' meeting, the Plan will be abrogated even before the end of the effective period. Accordingly, the existence and particulars of the Plan is dependent upon the reasonable intent of the shareholders.

(4) Full and serious consideration of opinion made by independent outside professionals

The Company has established the Special Committee as an advisory body to exclude any possible arbitrary decision by the Board of Directors of the Company, and to make objective and essential decisions for the shareholders regarding the Plan, such as activation of the Countermeasures. The Special Committee shall be comprised of 3 to 5 members appointed from outside directors, outside statutory auditors and outside experts (attorneys, tax accountants, certified public accountants, academics, those who are well versed in investment banking, or other equivalent experts) who are independent from the management of the Company, without any specific interests with the Company or its management, to make fair and unbiased decisions.

(5) Reasonableness and objectivity of triggering condition of the Plan

The Countermeasures will only be activated when established reasonable and objective requirements are fulfilled, and such Plan structure prevents arbitrary activation of the Countermeasures by the Board of Directors of the Company.

(6) The office term of directors

The term of office of directors expires within one (1) year after appointment. Accordingly, the Company will effectively obtain confirmation by the shareholders upon the Plan every year, through the agenda regarding reappointment of directors.

(7) The Plan is not a "Dead Hand" or a "Soft Hand" Type Takeover Defense

The Plan may be abrogated by a meeting of the Board of Directors composed of directors selected at a general shareholders' meeting of the Company, and accordingly, the Large-Scale Purchaser may abrogate the Plan by a resolution of the Board of Directors composed of the directors appointed by itself and selected at the shareholders' meeting of the Company.

Accordingly, the Plan is not a takeover defense measure of the so-called "Dead Hand" type, namely, a takeover defense measure that cannot be prevented even though majority of the members of the Board of Directors are replaced. The term of office of directors expires within one (1) year after appointment. Accordingly, the Plan is not a takeover defense measure of the so-called "Soft Hand" type, namely, a takeover defense measure which takes time to prevent its activation since the members of the Board of Directors can not be replaced at once.

The Plan may be viewed in its entirety on the Company's website at (http://www.kikkoman.co.jp/finance/shiryokan/kaiji/pdf/070425_1.pdf).

Balance Sheet (Consolidated)

(As of March 31, 2008)

(¥ millions)

ASSETS	342,287	LIABILITIES	142,871
Current Assets	**128,999**	**Current Liabilities**	**57,323**
Cash and time deposits	34,038	Trade notes and accounts payable	17,365
Trade notes and accounts receivable	49,147	Short-term bank loans	11,996
Inventories	29,720	Other accounts payable	15,954
Deferred tax assets	5,171	Accrued income taxes	2,351
Other current assets	11,859	Accrued employees' bonus	2,477
Allowance for doubtful accounts	(937)	Accrued directors' bonus	142
		Other current liabilities	7,034
Fixed Assets	**213,287**		
Property, plant and equipment	**134,042**	**Long-term Liabilities**	**85,548**
Buildings and structures	49,599	Corporate bonds	60,000
Machinery, equipment and vehicles	34,546	Long-term borrowing	1,592
Land	32,287	Deferred tax liabilities	3,585
Construction in progress	6,085	Accrued employees' pension and severance costs	9,293
Other	11,523	Accrued officers' severance benefits	2,186
		Other	8,890
Intangible Assets	**28,680**		
Goodwill	24,068	NET ASSETS	199,415
Trademark	1,445	**Stockholders' equity**	**169,410**
Other	3,166	**Shareholders' equity**	**11,599**
Investment and Other Assets	**50,564**	**Capital surplus**	**5,791**
Investments in securities	38,326	**Retained earnings**	**154,947**
Long-term loans	3,216	**Treasury Stock,**	**(2,928)**
Deferred tax assets	2,987	**Difference of appreciation and conversion**	**(2,221)**
Other assets	9,489	**Net unrealized gains on securities**	**6,030**
Allowance for doubtful accounts	(3,455)	**Deferred hedge gain/loss**	**10**
		Translation adjustments	**(7,834)**
		Unfunded retirement benefit obligation of overseas subsidiaries	**(427)**
		Stock acquisition rights	**67**
		Minority interests	**32,159**
TOTAL ASSETS	342,287	TOTAL LIABILITIES AND NET ASSETS	342,287

Statement of Income (Consolidated)

(April 1, 2007 through March 31, 2008)

(¥ millions)

	Amount
Net sales	**413,938**
Cost of sales	**250,347**
Gross profit	**163,591**
Selling, general and administrative expenses	139,736
Operating income	**23,854**
Non-operating income	
Interest and dividend income	1,302
Equity in (losses) earnings of unconsolidated subsidiaries and affiliates	406
Rent receivable	589
Other	1,933
Total	4,232
Non-operating expenses	
Interest expenses	1,073
Loss on disposal of fixed assets	594
Other	4,030
Total	5,698
Recurring income	**22,388**
Extraordinary gain	
Gain on sales of property, plant and equipment	2,149
Gain on sales of securities	370
Dividends from liquidation of securities	28
Gain on establishment of pension trust fund	4,895
Amortization of net transition obligations as a result of gaining permission to amortize future severance and retirement benefits	405
Total	7,850
Extraordinary loss	
Loss on impairment of fixed assets	2,449
Depreciation expense resulting from revision of residual value	327
Loss on disposal of fixed assets	1,461
Loss on revaluation of investments in securities	133
Write-down of inventories	42
Loss on revaluation of golf memberships	7
Special additional severance benefits	275
Expense for the Kikkoman's 50th Anniversary in America Project	1,946
Expense related to voluntary product recall	229
Total	6,872
Income before income taxes and minority interests	**23,366**
Income taxes - Current	7,832
Income taxes - Deferred	2,633
Total income taxes	10,466
Minority interests	1,452
Net income	**11,447**

Statement of Changes in Stockholders' Equity

(From April 1, 2007 to March 31, 2008)

(¥ millions)

	Shareholders' equity				
	Common Stock	Capital Surplus	Retained earnings	Treasury stock	Total shareholders' equity
Balance at beginning of the period (March 31,2007)	11,599	5,782	145,091	(2,786)	159,687
Changes of items during the accounting period					
Cash dividends paid			(2,916)		(2,916)
Net Income			11,447		11,447
Increase from accounting period changes of consolidated subsidiaries			198		198
Increase due to addition of consolidated subsidiaries previously not consolidated			1,125		1,125
Treasury stock purchase				(237)	(237)
Treasury stock disposal		9		95	104
Net changes of items other than shareholders' equity					
Total changes of items during the accounting period	—	9	9,855	(141)	9,722
Balance at end of the period (March 31,2008)	11,599	5,791	154,947	(2,928)	169,410

	Valuation and translation adjustments					Stock acquisition rights	Minority interests	Total Net Assets
	Unrealized holding gain on securities	Deferred hedge gain/ loss	Translation adjustments	Unfunded retirement benefit obligation of overseas subsidiaries	Total valuation and translation adjustments			
Balance as of March 31,2007	16,926	167	(719)	(539)	15,835	—	31,396	206,919
Changes of items during the accounting period								
Cash dividends paid								(2,916)
Net income								11,447
Increase from accounting period changes of consolidated subsidiaries								198
Increase due to addition of consolidated subsidiaries previously not consolidated								1,125
Treasury stock purchase								(237)
Treasury stock disposal								104
Net changes of items other than shareholders' equity	(10,895)	(157)	(7,115)	111	(18,056)	67	762	(17,226)
Total changes of items during the accounting period	(10,895)	(157)	(7,115)	111	(18,056)	67	762	(7,503)
Balance at end of the period (March 31,2008)	6,030	10	(7,834)	(427)	(2,221)	67	32,159	199,415

Notes to Consolidated Financial Statements

Notes on Significant Accounting Policies

(1) Scope of consolidation

a. Number of consolidated subsidiaries: 39 Companies

Principal subsidiaries: Nippon Del Monte Corporation, Manns Wine Co., Ltd., Pacific Trading Co., Ltd., Kibun Food Chemifa Co., Ltd., Tone Coca-Cola Bottling Co., Ltd., Kikkoman Foods Inc., Kikkoman International Inc., JFC International Inc.

Sobu Logistics Co., Ltd. and Sobu Service Center Co., Ltd., which were unconsolidated subsidiaries in the previous fiscal year, and Tone Vending Machine Service Co., Ltd., JFC Hong Kong Ltd., and Japan Food Co. (Aust.) Pty. Ltd., which were previously unconsolidated subsidiaries accounted for by the equity method, were included in the scope of consolidation for the first time as a result of their increased significance.

b. Principal Unconsolidated Subsidiaries

Principal subsidiaries: Kikkoman Restaurant Co., Ltd., Japan Food (Hawaii), Inc.

Certain subsidiaries were excluded from the consolidation scope because their total assets, net sales, net income or losses (amount corresponding to the Company's share) and retained earnings (amount corresponding to the Company's share) are small in scale, and effects of such on the accompanying consolidated financial statements are immaterial.

(2) Application of Equity Method

a. Number of affiliates accounted for by the equity method: 1 Company

Principal subsidiary: Japan Food (Hawaii), Inc.

Because Tone Vending Machine Service Co., Ltd., JFC Hong Kong Ltd., and Japan Food Co. (Aust.) Pty. Ltd., which were unconsolidated subsidiaries accounted for by the equity method in the previous fiscal year, were included in the scope of consolidation for the first time as a result of their increased significance from this current fiscal year, they have been omitted from the scope of unconsolidated subsidiaries accounted for by the equity method.

b. Number of affiliated companies accounted for by the equity method: 6 companies

Principal affiliated companies: Higeta Shoyu Co., Ltd., Coca-Cola East Japan Products Co., Ltd., Kibun Fresh System Co., Ltd., President Kikkoman Inc., Kunshan President Kikkoman Biotechnology Co., Ltd., and LA/I.C., Inc.

c. Unconsolidated subsidiaries and affiliated companies not accounted for by the equity method

Unconsolidated subsidiaries not accounted for by the equity method:

Principal company: Kikkoman Restaurant Co., Ltd.

Unconsolidated affiliated companies not accounted for by the equity method

Principal company: Shanghai Shen Wan Brewery Co., Ltd. (SSW)

Certain unconsolidated subsidiaries and affiliated companies are not accounted for by the equity method because the effect of their net income or losses and retained earnings are insignificant, and their effect on the accompanying consolidated financial statements is immaterial.

(3) Fiscal year-ends of the consolidated subsidiaries

The fiscal year-end for Tone Coca-Cola Bottling Co., Ltd. and fourteen other consolidated subsidiaries is on December 31. The Company used the financial statements of these consolidated subsidiaries as of their fiscal year-ends when preparing the accompanying consolidated financial statements, and made necessary adjustments for consolidation for major transactions between the fiscal year-ends of the consolidated subsidiaries and fiscal year-end of the Company. The fiscal year-ends of the two consolidated subsidiaries in Europe (Kikkoman Foods Europe B.V. and Kikkoman Trading Europe GmbH) have been changed to March 31.

(4) Significant accounting policies

a. Valuation of major assets

1. Valuation of securities

Other securities

- Securities with market value:	Stated at fair value based on market prices at the end of the relevant period (unrealized holding gains and losses are accounted for as a component of stockholders' equity; cost of other securities sold is determined using the moving average method).
- Securities without market value:	Stated at cost using the moving average method

2. Derivatives: Stated at market value

3. Inventories

- Ingredients for soy sauce (excluding materials for packaging)/ work in process/ finished products:	The Company determines cost by the last-in, first-out method. Consolidated subsidiaries determine cost by the average method stated at the lower of cost or market
- Other inventories:	Average method stated at the lower of cost or market

b. Valuation of major assets

1. Property, plant and equipment

- Buildings and structures:	Determined primarily by the straight-line method, except for the

	buildings obtained on or before March 31, 1998 by Tone Coca-Cola Bottling Co., Ltd. and two other companies which are determined by the declining balance method.
- Machinery, equipment and vehicles:	The Company and its domestic consolidated subsidiaries primarily apply the declining-balance method. Certain leased assets are determined by the straight-line method. Foreign consolidated subsidiaries principally apply the straight-line method.

The Company and certain consolidated subsidiaries will continue to apply the depreciation method defined under the previous Corporate Tax Law related to tangible fixed assets acquired on or prior to March 31, 2007, and the difference between 5% of the acquisition cost and the nominal value of each asset in such group will be evenly allocated to the period of 5 years commencing with the fiscal year following the fiscal year in which the net book value of each asset in such group of assets reaches 5% of the original acquisition cost. As a result, operating income decreased by ¥706 million and recurring income and income before income taxes and minority interests for the period decreased by ¥713 million, respectively.

The Company has changed the estimated useful lives of production facilities for soy sauce material to reflect the actual useful lives of those production facilities based on studies conducted in conjunction with the medium and long-term equipment investment plan. Due to that change, the Company's depreciation expense has decreased by ¥2 million, and ¥327 million has been recorded as depreciation expense resulting from the revision of residual value. As a result, operating income and recurring income increased by ¥2 million, and income before income taxes and minority interests for this fiscal period has decreased by ¥324 million.

2. Intangible assets

Depreciation of intangible assets is determined by the straight-line method.

The Company's Del Monte trade mark rights are amortized over 20 years. The Company's software for internal use is amortized over its useful life (5 years).

c. Major allowances

1. Allowance for doubtful accounts

In order to prepare for credit losses such as notes and accounts receivable and loans, the Company and its domestic consolidated subsidiaries provide an allowance equal to the estimated amount of uncollectible receivables for general receivables based on a historical write-off ratio, and for bad receivables based on a case-by-case determination of collectibility.

Foreign consolidated subsidiaries principally provide an allowance based on a case-by-case determination of collectibility.

2. Allowance for employees' bonuses

The Company and its domestic consolidated subsidiaries prepare for employees' bonuses based on the actual amounts paid in the previous fiscal year. The employees' bonuses reported for the unpaid period in the current fiscal year are based on estimated amounts.

3. Allowance for directors' bonuses

The Company and its domestic consolidated subsidiaries accrue directors' bonuses by allocating the accrued amounts during the payable fiscal year.

4. Allowance for accrued retirement benefits

To provide for employees' retirement benefits, net periodic pension and severance costs are computed by the Company and its domestic consolidated subsidiaries based on the projected benefit obligation and the pension plan assets.

Prior service cost is amortized on the straight-line method over the average estimated service period (10 years).

Actuarial differences are amortized by the straight-line method over the average estimated service period, (10 years), beginning from the following fiscal year.

Certain foreign consolidated subsidiaries have defined contribution plans in addition to defined pension plans.

On January 1, 2008, Kibun Food Chemifa Co., Ltd. received approval from the Minister of the Health, Labor and Welfare Ministry for an exemption from future retirement benefit obligations with respect to the entrusted portion of the employee pension fund, in accordance with the implementation of the "Defined Benefit Enterprise Pension Law." The minimum Liability reserve (the amount of plan assets equivalent to the amount to be returned at the end of this reporting term) came to ¥721 million. On the assumption that the said amount recorded under the minimum liability reserve had been returned at the end of this reporting term, we estimate that a gain of ¥250 million would have been posted, pursuant to the stipulations in Article 44, Paragraph 2 of "Practical Guidelines of Accounting for Retirement Benefit (Interim Report)", that is, JICPA's Accounting Committee Report No. 13.

5. Allowance for accrued officers' retirement benefits

Provision for directors and executive officers' retirement benefits has been made by the Company and its domestic consolidated subsidiaries at estimated amounts to be paid at the end of the fiscal year, based on internal rules.

d. Foreign currency translation

Financial assets and liabilities denominated in foreign currencies are translated into yen at the rates of exchange in effect at the balance sheet date, and differences arising on translation are processed as profit or loss. Assets and liabilities of foreign consolidated subsidiaries are at the rates of exchange in effect at the balance sheet date, and revenue and expense accounts are translated at the average exchange rates in effect during the year. Differences arising on translation are presented as minority interests and as a separate component of net assets.

e. Leases

Finance lease transactions of the Company and its domestic consolidated subsidiaries not involving a transfer of title to the lessee are accounted for in the same manner as operating lease transactions.

Certain foreign consolidated subsidiaries present leased assets from finance leases as property, plant and equipment, based on the accounting principles of the relevant country.

f. Foreign currency translation

Generally, deferred hedge accounting is applied. An appropriated treatment will be used for forward foreign exchange contracts that meet certain hedging criteria.

g. Accounting for consumption taxes

Consumption taxes are accounted for using the net-of-tax method.

(5) Valuation of the assets and liabilities of consolidated subsidiaries

The assets and liabilities of the consolidated subsidiaries are evaluated using the fair market value method

(6) Amortization of goodwill and negative goodwill

Goodwill and negative goodwill for which the period of life can be accurately estimated is amortized over such estimated number of years. Others are amortized over a 5 year period by the straight-line method.

<u>**Changes in accounting policies**</u>

(1) Depreciation method of property, plant and equipment

In accordance with revisions to the Corporate Tax Law, from the current fiscal year, the Company and certain of its consolidated subsidiaries calculate depreciation of property, plant and equipment acquired on or after April 1, 2007 in accordance with the depreciation method stipulated in the revised Corporate Tax Law. The impact of this change on the profit and loss is minimal.

NOTES TO:

(Balance Sheets)

(1) Details of collateral

a. Assets pledged as collateral

	(¥ millions)
Trade notes and accounts receivable:	¥500
Buildings and structures:	¥1,079
Machinery, equipment and vehicles:	¥11
Land:	¥5,139
Total:	¥6,731

b. Secured borrowings

	(¥ millions)
Short-term borrowing:	¥684
Long-term borrowing:	¥242
Total:	¥927

c. Accumulated depreciation of plant, property and equipment

¥223,937 million

d. Contingent liabilities

Guarantees for unconsolidated subsidiaries and employees on loans and other borrowings from financial institutions:

¥495 million

(Statements of Change in Stockholders' Equity)

(1) Type and number of shares issued and outstanding and treasury stock

a. Shares issued and outstanding

	Class of shares outstanding
	Common stock (shares)
Number of shares as of the end of the previous fiscal year	197,202,300
Increase in number of shares during the current fiscal year	—

Decrease in number of shares during the current fiscal year	—
Number of shares as of the end of the current fiscal year	197,202,300

b. Treasury shares

	Class of shares of treasury stock
	Common stock (shares)
Number of shares as of the end of the previous fiscal year	3,648,952
Increase in number of shares during the current fiscal year	147,819
Decrease in number of shares during the current fiscal year	96,623
Number of shares as of the end of the current fiscal year	3,700,148

(Reasons for change)

Increase in number of shares:

Increase resulting from purchase of shares which constitute less than one unit:

147,819 shares

Decrease in number of shares:

Decrease resulting from requests for additional acquisition of shares by holders of shares which constitute less than one unit:

22,623 shares

Decrease resulting from exercise of stock options:

74,000 shares

(2) Matters related to distribution of surplus

a. Dividend payment

The following dividends were approved at the Ordinary General Shareholders' Meeting held on June 26, 2007:

Dividend relating to common stock:

Aggregate amount of dividends (¥ millions)	Dividends per share	Record date	Effective date
2,916	¥15	March 31, 2007	June 27, 2007

b. Dividends whose record date falls in the current fiscal year ended March 31, 2008 but whose effective date falls in the next fiscal year

An agenda concerning the following dividends will be submitted at the Ordinary General Shareholders' Meeting to be held on June 24, 2008:

Aggregate amount of dividends (¥ millions)	Dividends per share	Record date	Effective date
2,915	¥15	March 31, 2008	June 25, 2008

(3) Matters related to stock acquisition rights

Stock acquisition rights granted pursuant to a resolution of the meeting of the Board of Directors held on July 26, 2004:

	Class of shares to be issued upon exercise of stock acquisition rights
	Common stock (shares)
Number of shares to be issued upon exercise of stock acquisition rights as of the end of the previous fiscal year	161,000
Decrease in number of shares to be issued upon exercise of stock acquisition rights as of the end of the previous fiscal year	74,000
Number of shares to be issued upon exercise of stock acquisition rights as of the end of the current fiscal year	87,000

Stock acquisition rights granted pursuant to a resolution of the meeting of the Board of Directors held on December 26, 2005:

	Class of shares to be issued upon exercise of stock acquisition rights
	Common stock (shares)
Number of shares to be issued upon exercise of stock acquisition rights as of the end of the previous fiscal year	310,000
Number of shares to be issued upon exercise of stock acquisition rights as of the end of the current fiscal year	310,000

(Note) Stock acquisition rights whose exercise periods have not yet commenced are excluded

(Per Share Information)

Net assets per share: ¥864.01

Net income per share: ¥ 59.16

(Other Notes)

1. Amounts smaller than one hundred million yen have been truncated.

2. At the meeting of the Board of Directors of the Company held on February 26, 2008, the Board of Directors approved and entered into a basic share exchange agreement to make Kibun Food Chemifa Co., Ltd. ("Kibun Food Chemifa") a wholly-owned subsidiary of the Company through a share exchange (the "Share Exchange".) Subsequently, a share exchange agreement (the "Share Exchange Agreement") was approved at the meeting of the Board of Directors of the Company held on March 19, 2008 and entered into on the same date.

   (1) Purpose of Making Kibun Food Chemifa a Wholly-owned Subsidiary of Kikkoman through the Share Exchange

   The Company has been developing its business globally in the fields of food and health under the guidance of its management philosophy of "providing high quality food and services". The Company pursues the development and cultivation, tailored to global markets, of its leading brand of Kikkoman soy sauce and other businesses, including Soy Sauce Derivative Products Division (*tsuyu*, *tare* and other processed seasonings), the Sake and Wine Division, the health food business, and the bio business.

   Kibun Food Chemifa is dedicated to researching, developing and producing products for health and beauty based on using extraction technology on fermented products and on soybeans, seaweed and fish, and has established itself, with its soy milk business at the core, as a leading brand.

   As the policies of these companies are complementary, in February 26, 2004, the two companies decided to strengthen their respective beverage operations through cooperation, and since then, the Company and Kibun Food Chemifa have continued to expand their businesses, cooperatively develop new products and increase efficiency by establishing a capital and business alliance relationship and effectively utilizing their mutual management resources. The companies' efforts to strengthen cooperation on a corporate level have been based on improving cooperative activities centered around the Del Monte Division of the Company and the Soy Milk Division of Kibun Food Chemifa - activities which include the cooperative development of chilled beverages and chilled soups, among others. As a result of Kibun Food Chemifa becoming a consolidated subsidiary of the Company as of June 23, 2006, both companies have continued to work towards creating new synergies not just in the beverages business, but also in the new business fields of health foods and bio.

   However, in recent years the prices of raw materials for food products and other commodities have continued their steep rise and the market has become increasingly competitive. Based on the drastically changing nature of the environment surrounding the two companies, the

Company decided that, in order to further strengthen the relationship between the two companies and speed up the capital and business alliance which the two companies have built up thus far, Kibun Food Chemifa should become a wholly-owned subsidiary of the Company, to ensure the success of the capital business alliance. Furthermore, Kibun Food Chemifa decided that becoming a wholly-owned subsidiary of Kikkoman is a measure needed to be taken in order to improve corporate value in the drastically changing operating environment.

As described above, the purpose of this transaction is to make Kibun Food Chemifa a wholly-owned subsidiary of the Company, and based on the belief of both companies in the importance of this transaction being conducted promptly and effectively, the Company and Kibun Food Chemifa have decided the form of the transaction shall be a share exchange.

After the Share Exchange, as a result of not just taking measures such as unifying management and pursuing cooperative development, but also promoting the functional enhancement of both companies using a structure into which the management resources of both companies can be promptly and effectively invested, the Company and Kibun Food Chemifa intend to continue the steady implementation of growth strategies for the mid-to long term as a group, and improve the corporate value of both companies.

Thereafter, both companies will consider functional enhancements and improvements to efficiency to be made in the following areas:

- the beverages field (R&D, Marketing, Manufacturing, Sales, Distribution)
- the bio and chemical products field (R&D, Marketing, Manufacturing, Sales)
- ancillary operations

(2) Summary of the Share Exchange

(i) Schedule of the Share Exchange

Execution of the basic agreement with respect to the Share Exchange	Tuesday, February 26, 2008
Meetings of the Boards of Directors of the Company and Kibun Food Chemifa (resolution to approve the Share Exchange)	Wednesday, March 19, 2008
Execution of the Share Exchange Agreement	Wednesday, March 19, 2008
Record date for the Ordinary General Meeting of Shareholders of Kibun Food Chemifa (*)	Monday, March 31, 2008
Ordinary General Meeting of Shareholders of Kibun Food Chemifa (approval of the Share Exchange) (*)	Wednesday, June 18, 2008 (scheduled)
Date of Determination of the Share Exchange Ratio	Thursday, July 17, 2008

	(scheduled)
Date of Final Trading of Shares of Kibun Food Chemifa	Friday, July 25, 2008 (scheduled)
Date of Delisting of Shares of Kibun Food Chemifa	Monday, July 28, 2008 (scheduled)
Scheduled Date for the Share Exchange (Effective Date of the Share Exchange)	Friday, August 1, 2008 (scheduled)
Date of Issuance of Shares	Mid September, 2008 (scheduled)

(*) Pursuant to Article 796, Paragraph 3 of the Company Law, the Company plans to implement the Share Exchange through "simplified share exchange" procedures without obtaining approval at its General Meeting of Shareholders.

(ii) Share Allocation Ratio

In the Share Exchange, the Company will allocate shares to those shareholders, or beneficial shareholders, whose names are registered or recorded on the final Kibun Food Chemifa shareholders' register, including the beneficial shareholders' register, (the "Shareholders' Register"), excluding the Company, as of the day immediately preceding the effective date of the Share Exchange, and provided that, with respect to shareholders of Kibun Food Chemifa who have exercised their right to demand that the shares they hold be purchased by Kibun Food Chemifa based on the provisions of Article 785 of the Company Law, Kibun Food Chemifa shall be considered to be the registered or recorded shareholder (the "Shareholders"). Shareholders will receive a number of ordinary shares of the Company calculated by multiplying the number of shares of common stock of Kibun Food Chemifa that each Shareholder owns by the Share Exchange Ratio, which has been calculated according to the method described below (such method and system to be referred to as the "Floating Exchange Rate System"):

"Share Exchange Ratio" = ¥1,100/Kikkoman Average Share Price

"Kikkoman Average Share Price" means the volume weighted average prices of the Company's common stock traded on the Tokyo Stock Exchange on each of the trading days in the Valuation Period (as defined below).

The "Valuation Period" shall be the 5 trading days between July 10, 2008 and July 16, 2008, inclusive.

(Note 1) Method of Calculation of the Share Exchange Ratio

The Share Exchange Ratio shall be rounded off at the thousandth place.

(Note 2) Number of Shares to be Issued through the Share Exchange

The shares of the Company's common stock that the Company will issue through the Share Exchange will be calculated by multiplying the total number of Kibun Food Chemifa shares which are held by the Shareholders, excluding the Company, whose names are registered or recorded on the final Kibun Food Chemifa Shareholders' Register as of the day immediately preceding the effective date of the Share Exchange, by the aforementioned Share Exchange Ratio. On July 31, 2008, Kibun Food Chemifa intends to cancel all of the shares of treasury stock which it owns on that date. The Company intends to issue new shares of common stock when issuing shares through the Share Exchange. Furthermore, if the number of shares of the Company which the Company must deliver to a Shareholder through the Share Exchange includes a fraction of less than one share, the Company will, pursuant to Article 234 of the Company Law, pay the relevant Shareholder a cash amount proportionate to the fractional shares attributed to them.

Non-Consolidated Balance Sheet

(As of March 31, 2008)

(¥ millions)

ASSETS	203, 205
Current Assets	71,190
Cash and time deposits	18,549
Trade notes receivables	537
Accounts receivables	23,567
Products	3,237
Raw materials	363
Work in progress	1,611
Supplies	269
Deferred tax assets	2,416
Short-term loans	13,736
Other current assets	6,907
Allowance for doubtful accounts	(4)
Fixed Assets	132,015
Property, plant and equipment	41,324
Buildings	16,523
Structures	1,321
Machinery and equipment	12,180
Vehicles and delivery equipment	8
Tools and furniture	1,678
Land	7,243
Construction in progress	2,368
Intangible Assets	2,514
Leasehold	36
Trademark rights	1,399
Software	1,072
Rights to use facilities	3
Other	1
Investment and Other Assets	88,177
Investments in securities	29,266
Investments in affiliated companies	53,772
Long-term loans	5,425
Other assets	2,905
Allowance for doubtful accounts	3,192
TOTAL ASSETS	203,205

LIABILITIES	117,977
Current Liabilities	44,527
Trade accounts payable	9,172
Short-term bank loans	24,615
Other accounts payable	7,753
Accrued expenses	607
Deposit received	352
Accrued employees' bonus	1,629
Accrued directors' bonus	63
Other current liabilities	332
Long-term Liabilities	73,450
Corporate bonds	60,000
Long-term borrowings	3,106
Deferred tax liabilities	2,120
Accrued employees' pension and severance costs	775
Accrued officers' severance benefits	1,357
Deposits received from customers	5,104
Deposit guarantees	792
Other long-term liabilities	193
NET ASSETS	85,228
Stockholders' equity	79,496
Common stock	11,599
Capital surplus	5,791
Additional paid-in capital	5,768
Other capital surplus	23
Retained earnings	64,927
Internal reserve	2, 899
Other retained earnings	62,027
Employee welfare fund	10
Employees' pension fund	50
Research fund	50
Dividend Reserve	420
Tax payment fund	362
Reserve for deferred gains on sales of property	2,524
Special allowance for deferred gains on sale of property	242
Special depreciation reserve	28
Special reserve	50,590
Earned surplus carried forward	7,750
Treasury Stock	(2,821)
Total difference of appreciation and conversion	5,663
Difference of appreciation and conversion: Unrealized holding gain on securities	5,640
Deferred hedge gain/ loss	23
Stock acquisition rights	67
TOTAL LIABILITIES AND NET ASSETS	203,205

Non-Consolidated Statement of Income

(From April 1, 2007 through March 31, 2008)

(¥ millions)

	Amount
Net sales	**123,333**
Cost of sales	**61,373**
Gross profit	**61,960**
Selling, general, and administrative expenses	57,890
Operating income	**4,070**
Other income (expenses):	
Interest and dividend income	4,399
Other	3,319
Total	7,719
Non-operating expenses	
Interest expenses	1,689
Other	4,022
Total	5,712
Recurring income	**6,077**
Extraordinary gain	
Gain on sales of property, plant and equipment	213
Gain on sales of securities	368
Distribution from liquidation of investment securities	28
Gain on establishment of pension trust fund	4,895
Total	5,505
Extraordinary loss	
Loss on impairment of fixed assets	327
Depreciation expense resulting from revision of residual value	820
Loss on revaluation of investments in securities	124
Special additional severance benefits	275
Expense for Kikkoman's 50th Anniversary in America Project	1,540
Expense related to voluntary recall of products	229
Total	3,317
Income before income taxes and minority interests	**8,264**
Income taxes - Current	603
Income taxes – Deferred	1,857
Total income taxes	2,460
Net income	**5,803**

Non-Consolidated Statement of Change in Stockholders' Equity

(From April 1, 2007 through March 31, 2008)

(¥ millions)

	Shareholders' equity								
	Common Stock	Capital surplus			Retained earnings			Treasury stock	Total shareholders' equity
		Capital reserve	Other capital surplus	Total capital surplus	Earned reserve	Other retained earnings	Total retained earnings		
Balance as of March 31, 2007	11,599	5,768	14	5,782	2,899	59,139	62,039	(2,680)	76,741
Changes of items during the accounting period									
Cash dividends paid						(2,916)	(2,916)		(2,916)
Net Income						5,803	5,803		5,803
Treasury stock purchase								(237)	(237)
Treasury stock disposal			9	9				95	104
Net changes of items other than shareholders' equity									
Total changes of items during the accounting period	-	-	9	9	-	2,887	2,887	(141)	2,755
Balance as of March 31, 2008	11,599	5,768	23	5,791	2,899	62,027	64,927	(2,821)	79,496

	Valuation and translation adjustments			Stock acquisition rights	Total Net Assets
	Unrealized holding gain on securities	Deferred hedge gain/ loss	Total valuation and translation adjustments		
Balance at beginning of the period (March 31, 2007)	16,014	167	16,182	-	92,923
Changes of items during the accounting period					
Cash dividends paid					(2,916)
Net income					5, 803
Treasury stock purchase					(237)
Treasury stock disposal					104
Net changes of items other than shareholders' equity	(10,374)	(144)	(10,518)	67	(10,451)
Total changes of items during the accounting period	(10,374)	(144)	(10,518)	67	(7,695)
Balance at end of the period (March 31, 2008)	5,640	23	5,663	67	85,228

(Note) Other Retained Earnings

(¥ millions)

	Employee welfare fund	Employees' pension fund	Research Fund	Dividend reserve	Tax payment fund	Reserve for deferred gains on sales of property	Special allowance for deferred gains on sale of property	Reserve for special depreciation	Other reserve	Retained earnings carried forward	Total
Balance as of March 31, 2007	10	50	50	420	362	2,561	227	51	48,090	7,317	59,139
Changes of items during the accounting period											
Cash dividends paid										(2,916)	(2,916)
Net income										5,803	5,803
Reserve for deferred gains on sales of property						86				(86)	-
Reversal of reserve for deferred gains on sales of property						(123)				123	-
Special allowance for deferred gains on sale of property							14			(14)	-
Accumulation of reserve for special depreciation								4		(4)	---
Withdrawal of reserve for special depreciation								(27)		27	---
Accumulated other reserve									2,500	(2,500)	---
Total changes of items during the accounting period	-	-	-	-	-	(36)	14	(23)	2,500	433	2,887
Balance as of March 31, 2008	10	50	50	420	362	2,524	242	28	50,590	7,750	62,027

Notes to Non-Consolidated Financial Statements

Notes on Significant Accounting Policies (Non-Consolidated)

1. Valuation of securities

(1) Securities of subsidiaries and affiliated companies:	Stated at cost using the moving average method
(2) Other securities:	
- Securities with market value:	Stated at fair value based on market prices at the end of the relevant period (unrealized holding gains and losses are accounted for as a component of stockholders' equity; cost of other securities sold is determined using the moving average method).
- Securities without market value:	Stated at cost using the moving average method

2. Valuation of inventories

- Ingredients for soy sauce (excluding materials for packaging)/ work in process/ finished products:	The Company determines cost by the last-in, first-out method.
- Other raw materials/ work in process/ finished products/ products/ supplies:	Average method stated at the lower of cost or market

3. Depreciation and amortization of fixed assets

(1) Property, plant and equipment

Determined primarily by the declining-balance method, except for certain buildings (including structures) and leased assets which are determined by the straight-line method.

The Company will continue to apply the depreciation method defined under the previous Corporate Tax Law related to tangible fixed assets acquired on or prior to March 31, 2007, and the difference between the 5% of the acquisition cost and the nominal value of each asset in such group will be evenly allocated to the period of 5 years commencing the fiscal year following the fiscal year in which the net book value of each asset in such group of assets reaches 5% of the original acquisition cost. As a result, operating income has decreased by ¥401 million and recurring income and income before income taxes and minority interests for the period have decreased by ¥525 million.

The Company has changed the estimated useful lives of production facilities for soy sauce material to reflect the actual useful lives of those production facilities based on studies conducted in conjunction with the medium and long-term equipment investment plan. Due to that change, the Company's depreciation expense has decreased by ¥2 million and ¥327 million has been recorded as depreciation expense resulting from the revision of residual value. As a result, operating income and recurring income has increased by ¥2 million and income before income taxes and minority interests for the period has decreased by ¥324 million.

(2) Intangible assets

Depreciation of intangible assets is determined by the straight-line method.

The Company's Del Monte trademark rights are amortized over 20 years. The Company's software for internal use is amortized over its useful life (5 years).

4. Allowances

(1) Allowance for doubtful accounts

In order to prepare for credit losses such as notes and accounts receivable and loans, the Company provides an allowance equal to the estimated amount of uncollectible receivables for general receivables based on a historical write-off ratio, and for bad receivables based on a case-by-case determination of collectibility.

(2) Allowance for employees' bonuses

The Company prepares for employees' bonuses based on the actual amounts paid in the previous fiscal year. The employees' bonuses reported for the unpaid period in the current fiscal year are based on estimated amounts.

(3) Allowance for accrued directors' bonuses

In preparation for the payment of directors' bonuses, an estimate of the total amount to be paid in the current fiscal year is reported.

(4) Allowance for retirement benefits accrued

To provide for employees' retirement benefits, net periodic pension and severance costs are computed by the Company based on the projected benefit obligation and the pension plan assets.

Prior service cost is amortized on the straight-line method over the average estimated service period (10 years).

Actuarial differences are amortized by the straight-line method over the average estimated service period, (10 years), beginning from the following fiscal year.

(5) Allowance for accrued officers' retirement benefits

Provision for directors' and executive officers' retirement benefits has been made by the Company at estimated amounts to be paid at the end of the fiscal year, based on internal rules.

5. Leases

Finance lease transactions of the Company not involving a transfer of title to the lessee are accounted for in the same manner as operating lease transactions

6. Foreign currency translation

   Deferred hedge accounting is applied. An appropriated treatment will be used for forward foreign exchange contracts that meet certain hedging criteria.

7. Accounting for consumption taxes

   Consumption taxes are accounted for using the net-of-tax method.

Changes in accounting policies

1. Depreciation and amortization of property, plant and equipment

   In accordance with revisions to the Corporation Tax Law, from the current fiscal year the Company calculates depreciation of property, plant and equipment acquired on or after April 1, 2007 based on the straight line method. As a result, operating income has decreased by ¥69 million, and recurring income and income before income taxes and minority interests has decreased by ¥76 million.

NOTES TO:

(Balance Sheet)

1. Details of collateral

   (1) Accumulated depreciation on plant, property and equipment

   ¥97,913 million

   (2) Contingent liabilities

   Guarantees for affiliated companies and employees on loans and other borrowings from financial institutions:

   ¥260 million

   (3) Receivables from and payables to affiliated companies

	(¥ millions)
Short-term receivables:	¥17,466
Long-term receivables:	¥6,255
Short-term payables:	¥27,469
Long-term payables:	¥2,506

(Statement of Income)

Volume of transactions with affiliated companies are as follows:

(¥ millions)

Net sales:	¥5,150
Operating expenses:	¥42,107
Non-operating transactions:	¥6,740

(Statement of Change in Stockholders' Equity)

Treasury stock:

	Class of shares of treasury stock
	Common stock (shares)
Number of shares as of the end of the previous fiscal year	2,772,815
Increase in number of shares during the current fiscal year	147,819
Decrease in number of shares during the current fiscal year	96,623
Number of shares as of the end of the current fiscal year	2,824,011

(Reasons for change)

Increase in number of shares:

Increase resulting from purchase of shares which constitute less than one unit:

147,819 shares

Decrease in number of shares:

Decrease resulting from requests for additional acquisition of shares by holders of shares which constitute less than one unit:

22,623 shares

Decrease resulting from exercise of stock options:

74,000 shares

(Accounting for Income Taxes)

(¥ millions)

Deferred tax assets	
Reversal of allowance for employees' bonuses	660
Undetermined amount for marketing and other fees	852
Amount by which allowance for doubtful accounts was exceeded	1,073
Reversal of allowance for retirement benefits	4,193
Reversal of allowance for officers' retirement benefits	549
Other	1,683

Deferred tax assets sub-total	9,013
Valuation allowance	(70)
Total deferred tax assets	8,942
Deferred tax liabilities	
Reserve for deferred gains on sale of property	(1,718)
Gain on establishment of pension trust fund	(3,004)
Net unrealized gain on securities	(3,723)
Other	(199)
Total deferred tax liabilities	(8,646)
Net deferred tax assets and liabilities	**295**

(Fixed assets used on a lease)

1. Purchase price equivalents at the end of current fiscal year: ¥316 million
2. Accumulated depreciation equivalents at the end of current fiscal year: ¥196 million
3. Lease commitment equivalents at the end of current fiscal year: ¥120 million

(Per Share Information)

Net assets per share: ¥438.12

Net income per share: ¥ 29.86

(Other Notes)

1. *Amounts smaller than one hundred million yen have been truncated.*
2. At the meeting of the Board of Directors of the Company held on February 26, 2008, the Board of Directors approved and entered into a basic share exchange agreement to make Kibun Food Chemifa a wholly-owned subsidiary of the Company through a share exchange. Subsequently, the Share Exchange Agreement was approved at the meeting of the Board of Directors of the Company held on March 19, 2008 and entered into on the same date. For details of the Share Exchange, please refer to note 2 of "Other Notes" in the "Notes to Consolidated Financial Statements".

Accounting Audit Report with Respect to Consolidated Financial Statements (Certified copy)

Independent Auditors' Audit Report

May 12, 2008

To: The Board of Directors
Kikkoman Corporation:

Ernst & Young ShinNihon

Takashi Yoshida
Engagement Partner
Certified Public Accountant

Shuji Sudo
Engagement Partner
Certified Public Accountant

We have audited the consolidated financial statements of Kikkoman Corporation (the "Company") for the consolidated fiscal year (April 1, 2007 through March 31, 2008), which included the consolidated balance sheet, consolidated statement of income, consolidated statement of changes in stockholders' equity, and the notes to the consolidated financial statements, for the purpose of reporting under the provisions of Article 444, Paragraph 4 of the "Company Law." The management of the Company was responsible for the preparation of these consolidated financial statements, and our responsibility shall be limited to the expression of an independent opinion regarding the consolidated financial statements.

We conducted our audit in accordance with auditing standards generally accepted in Japan. The auditing standards require reasonable assurance that the consolidated financial statements do not contain any untrue statements of material fact. The audit was conducted based on an audit by testing, and included a review of the consolidated financial statements as a whole and an evaluation of the accounting policies adopted by the management, the application thereof, and the estimates prepared by the management. We believe that we have obtained a reasonable basis to form our opinion as a result of the audit.

In our opinion, the above consolidated financial statements properly present the financial position and the results of operations of the Company Group consisting of Kikkoman Corporation and its consolidated subsidiaries during the consolidated fiscal year, in all material respects, in conformity with accounting principles generally accepted in Japan.

We have no specific interest in the Company required to be stated by the provisions of the Certified Public Accountant Law.

End of Document

Accounting Audit Report with Respect to Financial Statements (Certified copy)

Independent Auditors' Audit Report

May 12, 2008

To: The Board of Directors
Kikkoman Corporation:

Ernst & Young ShinNihon

Takashi Yoshida
Engagement Partner
Certified Public Accountant

Shuji Sudo
Engagement Partner
Certified Public Accountant

We have audited the financial statements of Kikkoman Corporation (the "Company") for the 91st term fiscal year (April 1, 2007 through March 31, 2008), which included the balance sheet, statement of income, statement of changes in stockholders' equity, the notes to the financial statements, and their supporting schedules for the purpose of reporting under the provisions of Article 436, Paragraph 2, Item 1 of the "Company Law." The management of the Company was responsible for the preparation of these financial statements and their supporting schedules, and our responsibility shall be limited to the expression of an independent opinion regarding the financial statements and their supporting schedules.

We conducted our audit in accordance with auditing standards generally accepted in Japan. The auditing standards require reasonable assurance that the financial statements and their supporting schedules do not contain any untrue statements of material fact. The audit was conducted based on an audit by testing, and included a review of the financial statements and their supporting schedules as a whole and an evaluation of the accounting policies adopted by the management, the application thereof, and the estimates prepared by the management. We believe that we have obtained a reasonable basis to form our opinion as a result of the audit.

In our opinion, the above financial statements and their supporting schedules properly present the financial position and the results of operations of the Company during the fiscal year, in all material respects, in conformity with accounting principles generally accepted in Japan.

We have no specific interest in the Company required to be stated by the provisions of the Certified Public Accountant Law.

End of Document

Board of Corporate Auditors' Audit Report (Copy)

Audit Report

This audit report was prepared by the Board of Corporate Auditors of Kikkoman Corporation (the "Company") after deliberation, based on audit reports prepared by each corporate auditor with respect to the methods and results of audit concerning the performance of each director of his/her respective duties during the 91st fiscal year (April 1, 2007 through March 31, 2008). We hereby report as follows.

1. Methods of Audit by Corporate Auditors and the Board of Corporate Auditors, and its contents

In addition to establishing audit policies and audit plans for the fiscal year, and receiving reports from each corporate auditor on the status and results of the audit, the Board of Corporate Auditors received reports from directors and independent auditors on the performance of their duties and requested further explanations as deemed necessary.

In compliance with the standards for audit by corporate auditors established by the Board of Corporate Auditors, and pursuant to the audit policies and audit plans for the fiscal year, each corporate auditor communicated with directors, the internal audit division and employees, collected information and worked to improve the audit environment, attended meetings of the Board of Directors and other important meetings, received reports from directors and employees on the performance of their duties, requested further explanations as deemed necessary, reviewed important approved documents, and inspected the state of business operations and assets at the head office and other important branch offices. In addition, we monitored and reviewed the system to ensure compliance with applicable laws and regulations and the Articles of Incorporation of the Company by directors and employees in performing their duties, as well as the contents of resolutions of the meeting of the Board of Directors with respect to the development of a system as defined in Article 100, Paragraphs 1 and 3 of the Regulations for Enforcement of the Company Law, and the status of the systems (internal control system) that has been developed based on such resolutions, which are necessary to ensure proper operation of the Company. In regard to the Company's basic policy as defined in Article 127, Item 1 of the Regulations for Enforcement of the Company Law and the efforts as stipulated in Article 127, Item 2 of the same regulations, which are stipulated in its business report, we reviewed the contents, taking into account of the status of deliberations at meetings of the Board of Directors and other meetings. With respect to subsidiaries, we communicated with and exchanged information with Directors and Corporate Auditors, among others, of the subsidiaries, and received business reports from subsidiaries as deemed necessary.

Based on the above methods, we reviewed the business report and their supporting schedules for the fiscal year.

In addition, we monitored and reviewed whether the Independent Auditors maintained their independence and conducted the audit properly, received reports from the Independent Auditors on the performance of their duties, and requested further explanations as deemed necessary. Furthermore, we were informed by the Independent Auditor that they are establishing a "System to ensure the appropriate performance of duties" (*Syokumu no Suikou ga Tekisetsu ni Okonawareru Koto o Kakuho Suru Tameno Taisei*) (Matters as defined in each Section of Article 159 of the Company Accounting Regulations) pursuant to "Quality control standards of audit" (*Kansa ni Kansuru Hinshitsu Kanri Kijyun*) (the Business Accounting Counsel, October 28, 2005), and requested explanations as deemed necessary. Based on the above methods, we reviewed both consolidated and non-consolidated financial statements for the fiscal year (the consolidated and non-consolidated balance sheet, statement of income, statement of changes in stockholders' equity, and notes on the financial statements) as well as their supporting schedules.

2. Results of Audit

(1) Results of audit of the business report

(i) The business report and their supporting schedules of the Company accurately present the financial conditions of the Company in conformity with applicable laws and regulations and the Articles of Incorporation of the Company.

(ii) No irregularity or violation of applicable laws or regulations or the Articles of Incorporation of the Company was found with respect to the activities of the Directors.

(iii) The contents of the resolutions of the meeting of the Board of Directors with respect to the internal control system are appropriate.

In addition, there are no matters to be pointed out regarding the performance of duties of Directors with respect to the internal control system.

(iv) There are no matters to be pointed out regarding the basic policies with respect to a person who controls the determination of the Company's financial and business policies as stipulated in the business report. Each effort as defined in Article 127, Item 2 of the Regulations for Enforcement of the Company Law is in compliance with such basic policies, and therefore, we admit that such effort does not damage the common interest of shareholders of the Company and does not aim to maintain the positions of the directors and corporate auditors of the Company.

(2) Results of audit of the financial statements and their supporting schedules

The methods and results of audit performed by Ernst & Young ShinNihon, the independent auditor of the Company, are appropriate.

(3) Results of audit of consolidated financial statements

The methods and results of audit performed by Ernst & Young ShinNihon, the independent auditor of the Company, are appropriate.

May 13, 2008

Board of Corporate Auditors of
Kikkoman Corporation

Masatoshi Noguchi
Standing Corporate Auditor

Sadao Nozaki
Standing Corporate Auditor

Reiichi Hisamoto
Outside Corporate Auditor

Nobuyuki Takashima
Outside Corporate Auditor

END